The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5) Registration No. 333-128108
PRELIMINARY PROSPECTUS SUPPLEMENT	Subject to Completion	November 22, 2005

(To Prospectus dated October 14, 2005)
3,000,000 Shares
Maritrans Inc.
Common Stock

We are offering 3,000,000 shares of our common stock with this prospectus supplement and the accompanying prospectus.
Our common stock is traded on the New York Stock Exchange under the symbol “TUG”. On November 21, 2005, the last reported sales price of our common stock was $31.86 per share.
Investing in our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our common stock in “Risk factors” on page S-11 of this prospectus supplement and beginning on page 4 of the accompanying prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 450,000 shares of our common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days of the date of this prospectus supplement. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $          , and our total proceeds, before expenses, will be $          .
The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about           , 2005.
UBS Investment Bank

Merrill Lynch & Co.

Cantor Fitzgerald & Co.	Morgan Keegan & Company, Inc.

Diagram Of Our Articulated Tug Barge To Be Constructed

M 214

M214 - Double Hull

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference. We have not, and the underwriters have not, authorized anyone to give you different or additional information. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus or the information we have previously filed with the Securities and Exchange Commission that is incorporated by reference herein is accurate as of any date other than its respective date.
TABLE OF CONTENTS

Prospectus supplement
Prospectus supplement summary	S-1
Risk factors	S-11
Special note regarding forward-looking statements	S-12
Use of proceeds	S-14
Capitalization	S-15
Market price of common stock and dividends paid	S-16
Selected consolidated financial and operating data	S-17
Management’s discussion and analysis of financial condition and results of operations	S-20
Business	S-34
Management	S-57
Underwriting	S-58
Legal matters	S-61
Experts	S-61
Index to consolidated financial statements	F-1
Base prospectus
About this Prospectus	1
Forward-Looking Statements	1
Maritrans Inc.	3
Risk factors	4
Use of Proceeds	9
Ratio of Earnings to Fixed Charges	10
Description of Debt Securities	10
Description of Capital Stock	15
Plan of Distribution	18
Where You Can Find More Information	19
Legal Matters	20
Experts	20

Market data and other statistical information used throughout this prospectus supplement and the accompanying prospectus are based on independent industry publications, government publications, reports by market research firms or other publicly available information. These sources include the Alaska Journal of Commerce, American Bureau of Shipping, Allegro Energy Group, Association of Oil Pipe Lines, Energy Information Administration of the US Department of Energy, L&R Midland, Maritime Business Strategies, LLC, Poten & Partners, US Army Corps of Engineers, US Maritime Administration and Wilson Gillette & Company. Some data is also based on our good faith estimates. These estimates are derived from our review of internal information, as well as the independent sources listed above.

i

Prospectus supplement summary
This summary highlights selected information appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus and may not contain all of the information that is important to you. This prospectus supplement and the accompanying prospectus include information about the shares we are offering as well as information regarding our business and detailed financial data. You should read this prospectus supplement and the accompanying prospectus in their entirety, including the information incorporated by reference in this prospectus supplement and the accompanying prospectus.
Unless the context indicates otherwise, for purposes of this prospectus supplement, when we refer to “us,” “we,” “our,” “ours,” “Maritrans” or “Maritrans Inc.” we are describing ourselves, Maritrans Inc., together with our subsidiaries.
OUR BUSINESS
We are the leading provider of marine transportation services to the oil and petroleum industries along the Gulf and Atlantic Coasts of the United States in our vessel size range. We are also the leading provider of lightering services in the Delaware Bay area. To a lesser extent, we also provide transportation services from the Gulf Coast to the West Coast of the United States. We operate the largest Oil Pollution Act of 1990, or OPA, compliant double-hulled fleet in our vessel size range and one of the largest fleets serving the US coastwise trade. We have developed and maintained strong customer relationships with companies such as Chevron Corporation, Sunoco, Inc. (R&M), Valero Energy Corporation and ConocoPhillips, who together accounted for approximately 72% of our revenues for the nine-month period ended September 30, 2005.
Marine transportation provides a vital link in the petroleum and refined petroleum products distribution chain in the United States. Approximately 29% of all domestic petroleum product transportation was by water in 2003, making waterborne transportation the most commonly used mode of transportation for refined petroleum products after pipelines. Fleets such as ours transport petroleum, gasoline, diesel fuel, heating oil, jet fuel, kerosene and other products from ships, refineries and storage facilities to a variety of destinations, including other refineries, distribution terminals, industrial users and power plants.
We operate in the US coastwise trade under the Jones Act, which mandates that vessels engaged in trade between US ports must be built in the US, operate under the US flag, be at least 75% owned and operated by US citizens and must be manned by a US crew. As of the date of this prospectus supplement, we employ a fleet of 16 vessels, including 11 tug/ barge units and five tankers. One of these vessels, our tanker Allegiance, which will reach its OPA retirement date in December 2005, has recently been redeployed to the transportation of non-petroleum cargo. Approximately 69% of our oil carrying fleet capacity is double-hulled and OPA-compliant compared to approximately 40% of all competing vessels in our vessel size range.
Our vessel size range includes all US flagged vessels with carrying capacity greater than 160,000 barrels, excluding vessels in the Alaska crude oil market. Due to their design and larger size specifications, Alaska crude oil vessels are suited to operate only in the Alaska crude oil market and do not compete in our core markets. Our largest vessel has a capacity of approximately 410,000 barrels and our current oil carrying fleet capacity aggregates approximately 3.6 million barrels, 72% of which is barge capacity. For each of the last five years, we have transported over 175 million barrels of crude oil and petroleum products for our customers. We provide marine transportation services for refined petroleum and petroleum products, or “clean” oil, from refineries located primarily in Texas, Louisiana and Mississippi to distribution points along the Gulf and Atlantic Coasts, generally south of Cape Hatteras, North Carolina and particularly into Florida, and, to a lesser extent, to the West Coast. We believe that we are currently the largest transporter of clean oil delivered into Florida. There are no interstate pipelines connecting Florida to the major refining areas we serve in Texas, Louisiana and Mississippi. Consequently, marine transportation provides the most cost effective means of transporting products into this market. We also provide lightering services primarily to refineries on the Delaware River. Lightering is a process of off-loading crude oil or petroleum products from deeply laden inbound tankers into smaller tankers and barges, which enables the larger inbound tanker to navigate draft-restricted rivers and ports to discharge cargo at refineries or terminals. Our current fleet deployment is as follows:

	Tug/Barge	Tanker	Total

Clean product trade	8	3	11
Crude lightering trade	2	1	3
Residual fuel oil trade	1	—	1
Non-petroleum cargo trade	—	1	1

	11	5	16

We have long relationships with many of our customers. Our top 10 customers for the nine-month period ended September 30, 2005 have been doing business with us for an average of over 10 years, with Chevron, Sunoco, Valero and ConocoPhillips, our four top customers, accounting for approximately 25%, 18%, 15% and 14%, respectively, of our revenue during that nine-month period. In September 2005, we entered into a ten-year contract of affreightment with Sunoco for lightering services that will commence upon delivery of the first of three new ATBs, which we expect will occur in 2007. As of November 1, 2005, excluding the new Sunoco contract, approximately 64% of our business was under contract for an average term of 1.2 years. While we believe pursuing long-term contracts with our largest customers provides us with predictable cash flows, we also maintain flexibility to take advantage of market conditions. In the last year, we have shifted more of our fleet capacity to the spot market, where we are generally receiving higher rates for our services than we can obtain on a contract basis. Average spot rates in our markets increased approximately 19% in 2004, and an additional 39% in the first nine months of 2005. We continually assess the deployment of our vessels and redeploy when we believe it is advantageous. For example, in June 2005, we redeployed a double-hulled barge from our existing clean products route along the Gulf Coast to the Northeast, initially to our lightering operations and then to service a new contract with Sunoco in the residual fuel oil trade.
Since 1998, we have converted six of our original nine single-hulled barges to double-hull configurations utilizing our patented double-hulling process, which allows us to convert our single-hulled barges to double-hulls for significantly less cost and in approximately half the time required to build new vessels. In addition, we have entered into contracts to rebuild our seventh and eighth single-hulled barges to double-hull configurations, including the insertion of a 38,000-barrel mid-body to each, at a total cost of approximately $30 million per barge. Including those mid-bodies, our barge rebuild cost of approximately $125 per barrel compares favorably to current average estimated barge new build prices that we believe to be $174 or more per barrel. Upon completion of our rebuild program, we expect to have added approximately 166,000 barrels of capacity as a result of the insertion of mid-bodies in certain of the barges, which is the equivalent of a barge in our vessel size range, at approximately 70% of the cost of a new build barge and with no additional capital investment for propulsion. We also recently entered into a contract for the construction of three new double-hulled articulated tug/barge units, or ATBs, each with a carrying capacity of 335,000 barrels, at an aggregate cost of $232.5 million, which will be used to serve our lightering business, including our contract of affreightment with Sunoco.
For the year ended December 31, 2004, we generated revenue of $149.7 million, net income of $9.8 million and EBITDA of $37.3 million. For the nine months ended September 30, 2005, we generated revenue of $134.8 million, net income of $16.9 million and EBITDA of $44.0 million. See

“Summary Consolidated Financial Data” for the definition of EBITDA and a reconciliation of net income to EBITDA.
OUR COMPETITIVE STRENGTHS
We believe that we are well positioned to execute our business strategies successfully because of the following competitive strengths:

•	Market Position. We are a leading transporter of refined petroleum products into the Southeastern United States. We believe that we are currently the largest transporter of the clean oil delivered into Florida with an approximately 20% market share, including the transport of approximately 40% of the clean oil delivered into Tampa. Florida is one of the fastest growing states in terms of gross domestic product and population, and has no interstate refined product pipelines or refineries producing clean oil; thus waterborne transportation is the most cost effective means of transporting products into the state. We also have in excess of an 80% share of the Delaware Bay lightering market. In the spot market, we currently have the largest spot capacity by both number of vessels and aggregate tonnage in the Jones Act trade in our vessel size range. We believe that we can use our position as a leader in these markets to maximize both capacity utilization and the rates that we are able to charge.

•	Long-term Customer Relationships. We have a strong customer base that includes several of the leading petroleum companies in the world. We strive to establish long-term relationships as a key business partner with our customers by working closely with them to meet or exceed their expectations for service, safety and environmental standards. Chevron, Sunoco and Marathon, which were three of our top five customers during the nine months ended September 30, 2005, have each been doing business with us for more than 25 years. We believe that these close-working, long-term relationships have enabled us to become the provider of choice of our top customers and have resulted in stable revenue streams to us.

•	Superior Fleet Economics and Relative Low Cost Tonnage. We believe that the operating economics of our tug/ barge units provide us a substantial advantage over our competition, which primarily operates oil tankers. Tug/ barge units operate with a crew of 8-12 as compared to a standard crew of 20-22 for oil tankers, while providing comparable capacity and only slightly reduced speed. We have developed a patented double-hulling process of computer-assisted design and prefabrication that enables us to convert our existing single-hulled barges for substantially less cost and in approximately half the time than building new replacement vessels. Our most recent barge rebuilds, the M214 (delivered in July 2004) and the M209 (completed in the second quarter of 2005) included the insertion of 30,000-barrel mid-bodies, which increased the carrying capacity of each vessel by approximately 15%. Including those mid-bodies, the barge rebuild cost of approximately $125 per barrel compares favorably to current average barge new build prices that we believe to be $174 or more per barrel. In addition, while we have estimated the economic life of a rebuilt barge at 20 years, studies conducted by the American Bureau of Shipping have shown that these barges can have a fatigue life of over 30 years. Further, our recently announced ATB new builds, which include tugboats, are expected to cost approximately $230 per propelled barrel, as compared to an approximate average of $264 per propelled barrel for all recently announced third-party new builds in our vessel size range. We believe that the lower operating and construction costs of our vessels position us to offer the lowest delivered cost per barrel to our customers.

•	OPA Compliance. We believe we are substantially ahead of the average for owners and operators of vessels in our size range in preparing our fleet for OPA compliance. OPA requires all newly constructed petroleum tank vessels engaged in marine transportation of oil and petroleum products in the US to be double-hulled. It also gradually phases out the operation of single-hulled tank vessels in US waters on a schedule based on size and age through 2015. As of the date of this prospectus supplement, approximately 69% of our oil carrying fleet capacity was double-hulled, compared to 40% of all competing vessels in our vessel size range. In the term charter market, some of our customers have begun to require that vessels transporting their products be double-hulled in advance of OPA’s contemplated compliance schedule.

•	Strong and Flexible Balance Sheet. We maintain a strong balance sheet that we believe will give us the financial flexibility to pursue strategic opportunities when they arise. For the nine-month period ended September 30, 2005, net cash generated by operating activities, augmented by borrowings under our credit facilities, were sufficient to meet our debt service obligations and loan agreement covenants, to make capital acquisitions and improvements and to allow us to pay a dividend in each of the three quarters during the period. We were able to do this while our debt to total capitalization, as of September 30, 2005, was only 0.37:1. We plan to use a portion of the net proceeds from this offering to further strengthen our balance sheet by paying down the outstanding balance under our revolving credit facility. After paying down these amounts, we will have $60.0 million of borrowing capacity under our revolving credit facility.

•	Safety and Environmental Excellence. We believe that we have an industry-leading safety record. For the past five years, we averaged less than 1 gallon spilled per billion gallons carried. We believe that some customers select transporters on the basis of a demonstrated record of safe operations. We believe that the measures we have implemented to promote higher quality operations and our longstanding commitment to safe transportation practices benefit our marketing efforts with these customers.

•	Experienced Executive Team and Stable Employee Base. Our senior management team has an average of 20 years experience in the maritime industry, and in the last two years we have added certain key members to our team, including Jonathan P. Whitworth, who became our chief executive officer in May 2004 and has more than 16 years of maritime industry experience. In addition, the operation of our vessels depends on our ability to attract and retain experienced, qualified and skilled crewmembers. As an example of our success in employee retention, our captains and chief mates on our tug/barge fleet average more than 17 years of service with us.
OUR STRATEGY
Our primary business objective is to grow our business by executing the following strategies:

•	Optimize Fleet Deployment to Maximize Rates. We believe that by optimizing the deployment of our vessels between term contracts and the spot market we can maximize the rates we receive for our services. The retirement of Jones Act tonnage due to OPA requirements and the overall demand for Jones Act vessels has resulted in a favorable rate environment, and thus we have been able to renew contracts recently at significantly higher rates. Approximately 65% of our oil carrying fleet capacity is currently under contract, with the remaining 35% in the spot market primarily transporting clean products. We charter our vessels in the spot market in one-time open market transactions where services are provided at current rates. In addition, when our remaining single-hulled tankers reach their OPA retirement dates, we will seek to redeploy them for transportation of alternative non-petroleum cargo. For example, in October 2005, we signed a grain cargo voyage to Sri Lanka for our tanker Allegiance, which was scheduled to be removed from petroleum transportation in December 2005 in accordance with OPA. We strive to achieve a strategic balance between spot and contract coverage while taking advantage of opportunities to renew our contracts at higher rates in order to maximize the rates we receive for our services. In addition, we attempt to convert our consecutive voyage charters to time charters as they expire in order to minimize exposure to voyage delays that can adversely affect revenue generated.

•	Position Maritrans to Continue to Take Advantage of Retiring Jones Act Tonnage. We will continue to invest in our fleet, through both the double-hulling of existing barges and the construction of new vessels. Six consecutive years of net declines in both vessel count and aggregate tonnage in Jones Act petroleum transport has reduced excess capacity and created a more positive pricing environment in our industry. Construction lead time at US shipyards now extends approximately 2 years and we are currently aware of 19 new vessels in our vessel size range that are scheduled to be built for us and our competitors. While these new builds may result in an increase in Jones Act supply in the short term, we estimate that 24 vessels in our vessel size range will be retired pursuant to OPA during the seven-year period we estimate it will take to deliver our competitors’ new builds. We believe that this limited capacity and significant new build lead time will result in the continuation of a strong petroleum transportation rate environment over the next several years. We have reserved shipyard slots for the double-hulling of two of our single-hulled barges and the construction of three new ATBs. These five double-hulled barges are currently expected to be delivered between the second half of 2006 and the end of 2008, at which time we anticipate that approximately 95% of our oil carrying fleet capacity will be double-hulled. Upon completion of our barge rebuild program, which is currently approximately two-thirds complete, we expect to have added approximately 166,000 barrels of capacity as a result of the insertion of new mid-bodies. We believe that the completion of our barge rebuild program will increase our utilization rates due to decreased out of service time.

•	Expand Lightering Services. We continually monitor and evaluate the crude oil supply patterns of the Delaware River and other Mid-Atlantic Coast refineries in an effort to expand our lightering services in that market. We believe that the Mid-Atlantic Coast refineries are dependent on foreign shipments of crude oil and that our lightering services offer the lowest cost and most reliable method of transportation for this supply. We will continue to work with our customers to expand the scope of the lightering services that we offer in this market. We believe that the increased carrying capacity and speed of our three new ATBs will position us to utilize these vessels to provide additional lightering business both in the Delaware River and in other parts of the Mid-Atlantic Coast.

•	Capitalize on Market Opportunities. In addition to investing in our current fleet, we continually monitor and assess conditions in our markets to identify strategic opportunities that could help us further grow our business. These opportunities could include in-chartering vessels, as we did with the M/ V Seabrook, acquiring vessels or other companies in our markets or expanding into services that are complementary to those that we currently offer our customers.
RECENT DEVELOPMENTS
Third Quarter Results
On November 2, 2005, we reported our financial results for the third quarter of 2005. Net income for the third quarter ended September 30, 2005 was $6.1 million, or $0.71 diluted earnings per share, on revenues of $44.9 million, compared to net income of $3.5 million, or $0.41 diluted earnings per share, on revenues of $38.3 million for the quarter ended September 30, 2004. For the third quarter ended September 30, 2005, net income included the reversal of an income tax reserve of $1.2 million, accounting for $0.14 diluted earnings per share. For the third quarter ended September 30, 2004, net income included the reversal of an income tax reserve of $1.7 million, accounting for $0.20 diluted earnings per share. Operating income for the third quarter ended September 30, 2005 was $8.3 million compared to $3.4 million for the quarter ended September 30, 2004.
Amendment to Revolving Credit Facility
On October 7, 2005, we entered into the first amendment to our existing credit and security agreement dated as of November 20, 2001, by and among Citizens Bank, as successor to Mellon Bank, N.A., and a syndicate of financial institutions. The amendment extends the maturity date of the credit facility from January 31, 2007 to October 7, 2010, and increases the amount of the credit facility from $40 million to $60 million, with an option to increase the amount to $120 million, in increments of $10 million, upon receipt of additional lender commitments and satisfaction of certain conditions. Under the amendment, the margins added to LIBOR were reduced to provide us with more favorable interest rates on amounts outstanding. In addition, the amendment removed the restrictive covenants requiring us to maintain certain ratios as to interest coverage and total liabilities to tangible net worth, as well as removing the limitation on our ability to make capital expenditures. The amendment also increased the permitted acquisitions limitation from $5 million to $30 million.
Sunoco Agreement
On September 2, 2005, our wholly owned subsidiary, Maritrans Operating Company L.P., entered into a ten-year contract of affreightment, or COA, with Sunoco. The terms of the COA provide for our lightering of vessels that Sunoco brings into the Delaware Bay and offshore lightering locations utilizing the carrying capacity of three newly-constructed ATBs. The three new ATBs are being constructed pursuant to a shipbuilding agreement with Bender Shipbuilding & Repair Co., Inc. that we entered into concurrently with the COA. The COA commences on the delivery of the first ATB, which we expect to be in October 2007, and continues, unless earlier terminated, for a term of 10 years. During the term of the COA, Sunoco guarantees certain monthly minimum volume commitments for lightering services subject to our ability to provide the necessary vessels in the time frame provided in the COA. Sunoco has the right, upon 180 days’ notice to us, to cancel portions or the entire monthly minimum volume commitments, subject to its obligation to compensate us in connection with such termination in accordance with the terms of the COA or to time charter an ATB at the rates set forth in the COA.
CORPORATE INFORMATION
Our principal executive offices are located at Two Harbour Place, 302 Knights Run Avenue, Suite 1200, Tampa, Florida 33602, and our telephone number is 813-209-0600. We also maintain an office in the Philadelphia area. Our website may be accessed at www.maritrans.com. Neither the contents of our website, nor any other website that may be accessed from our website, is incorporated in or otherwise considered a part of this prospectus supplement or the accompanying prospectus.

The offering

Common Stock we are offering	3,000,000 shares

Common Stock to be outstanding after this offering	11,542,127 shares

Use of proceeds	We estimate that the net proceeds to us from this offering after deducting underwriting discounts and commissions and the estimated offering expenses payable by us will be approximately $89.8 million, or approximately $103.4 million if the underwriters exercise their over-allotment option in full, assuming a public offering price of $31.86 per share (the closing price per share of our common stock on the New York Stock Exchange on November 21, 2005). We intend to use the net proceeds from this offering to repay certain indebtedness and for capital expenditures. See “Use of Proceeds” on page S-14 of this prospectus supplement.

New York Stock Exchange symbol	TUG
The number of shares of our common stock outstanding after this offering is based on 8,542,127 shares outstanding as of November 21, 2005 and does not include:

•	5,563,585 shares of our common stock held by us in treasury;

•	229,928 shares of our common stock issuable upon exercise of options outstanding as of November 7, 2005, with a weighted average exercise price of $8.79 per share granted under our equity compensation plan;

•	314,874 shares of our common stock available for future issuance under our equity compensation plan as of November 7, 2005; and

•	450,000 shares of our common stock that may be purchased by the underwriters to cover over-allotments, if any.
Unless we specifically state otherwise, the information in this prospectus supplement assumes that the underwriters do not exercise their option to purchase up to 450,000 shares of our common stock to cover over-allotments, if any.
At our request, certain of the underwriters have reserved up to 5% of the common stock being offered by this prospectus supplement and the accompanying prospectus for sale at the public offering price to our officers, directors and employees, as designated by us. See “Underwriting.”

Summary consolidated financial and operating data
The following summary consolidated financial and operating data for each of the fiscal years ended December 31, 2000 through December 31, 2004 are derived from our audited consolidated financial statements and notes. The summary consolidated financial and operating data as of and for each of the nine-month periods ended September 30, 2004 and 2005 are derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and the results of operations for these periods. Operating results for the nine-month period ended September 30, 2005 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2005 or for any other future period. The summary consolidated financial and operating data provided below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” the audited and unaudited consolidated financial statements, the related notes and other financial information that are included elsewhere in this prospectus supplement and incorporated by reference herein.

							Nine months ended
	Year ended December 31,						September 30,
Consolidated income
statement data	2000	2001		2002	2003	2004	2004	2005

		(in thousands, except per share data)
Revenues	$123,715	$123,410		$128,987	$138,205	$149,718	$109,693	$134,800
Costs and expenses:
Operations expense	69,407	64,665		66,299	72,826	80,517	57,689	70,518
Maintenance expense	17,234	15,652		19,088	22,361	20,761	15,670	15,312
General and administrative	8,786	7,323		7,859	8,552	11,709	8,444	10,017
Depreciation	17,254	17,958		19,137	20,758	22,193	16,321	17,162
Loss on extinguishment of debt	—	4,001		—	—	—	—	—

Total operating expenses	112,681	109,599		112,383	124,497	135,180	98,124	113,009
Gain on sale of asset	—	472		—	1,099	—	—	647

Operating income	11,034	14,283		16,604	14,807	14,538	11,569	22,438
Interest expense (net of capitalized interest of $662, $472, $383, $442, $1,152, $936 and $643, respectively)	(6,401)	(4,437)		(2,600)	(2,458)	(2,318)	(1,544)	(2,259)
Interest income	3,973	2,405		857	768	254	198	281
Other (loss) income, net	(493)	56		361	4,529	333	314	4,151

Income before income taxes	8,113	12,307		15,222	17,646	12,807	10,537	24,611
Income tax provision (benefit)	3,101	4,615		5,708	(1,089)	2,975	2,146	7,699

Net income	$5,012	$7,692		$9,514	$18,735	$9,832	$8,391	$16,912

Basic earnings per share	$0.46	$0.77	(1)	$1.18	$2.35	$1.20	$1.03	$2.02
Diluted earnings per share	$0.45	$0.72	(1)	$1.10	$2.22	$1.16	$1.00	$1.98
Shares used in computing basic EPS	10,883	10,043		8,055	7,963	8,200	8,171	8,384
Shares used in computing diluted EPS	11,198	10,637		8,684	8,427	8,444	8,425	8,562
(footnotes on following page)

						Nine months ended
	Year ended December 31,					September 30,

Consolidated balance sheet and other data	2000	2001	2002	2003	2004	2004	2005

	(in thousands, except per day
Balance sheet:
Cash and cash equivalents	$36,598	$3,558	$239	$3,614	$6,347	$11,113	$811
Working capital(2)	48,046	6,011	7,817	3,040	13,796	17,277	4,946
Total assets	247,579	200,427	211,557	214,935	231,783	233,565	250,017
Total debt	75,860	42,988	68,750	60,093	63,129	64,035	61,831
Stockholders’ equity	90,446	88,064	69,387	85,174	92,404	91,268	107,336
Cash flow data:
Net cash provided by (used in)
Operating activities	$30,756	$20,417	$31,218	$38,870	$28,410	$23,628	$37,724
Investing activities	10,553	(6,019)	(31,915)	(23,062)	(25,111)	(17,382)	(39,181)
Financing activities	(17,943)	(47,438)	(2,622)	(12,433)	(566)	1,273	(4,079)
Other data:
EBITDA(3)	$31,768	$34,702	$36,959	$40,862	$37,318	$28,402	$44,032
Capital expenditures
New builds	—	—	—	—	—	—	14,891
Rebuilds	12,378	16,442	22,120	18,205	22,039	14,484	16,680
Other	3,120	3,730	10,561	7,171	11,352	10,272	8,257

Total	15,498	20,172	32,681	25,376	33,391	24,756	39,828
Total fleet capacity(4)	3,635	3,635	3,631	3,628	3,652	3,652	3,677
Double-hulled oil carrying capacity(4)	1,622	1,622	1,872	2,122	2,330	2,330	2,536
% of which is barge capacity	67%	67%	71%	75%	77%	77%	79%
% of which is tanker capacity	33%	33%	29%	25%	23%	23%	21%
Barrels carried	189,305	183,458	177,628	179,950	175,758	130,687	132,108
Available days	4,987	4,948	4,956	4,953	4,854	3,679	3,642
Revenue days	4,743	4,587	4,485	4,616	4,430	3,338	3,379
Drydock days— double-hulling	272	202	214	117	312	220	148
Utilization(5)	85.7%	83.4%	81.9%	84.3%	80.7%	81.2%	82.5%
Time Charter Equivalent (TCE)(6)	$96,771	$101,875	$109,232	$114,484	$119,543	$89,117	$104,109
TCE per available day	19,405	20,589	22,040	23,114	24,628	24,223	28,588

(1)	Basic and diluted net income (loss) earnings per share includes an extraordinary loss of $0.25 and $0.24 per share, respectively.

(2)	Current assets minus current liabilities.

(3)	EBITDA is a non-GAAP financial measure, which means that it is not calculated in accordance with generally accepted accounting principles, or GAAP. We define EBITDA as net income plus taxes, interest expense (net of capitalized interest) and depreciation. We do not intend EBITDA to represent cash flows from operations or any other items calculated in accordance with GAAP or as an indicator of our operating performance. Our definition of EBITDA may not be comparable with EBITDA as defined by other companies. We believe EBITDA is commonly used by financial analysts and others in our industry and thus provides useful information to investors. Our management monitors EBITDA because it is used to determine the rate at which interest accrues on outstanding borrowings under our revolving credit facility and is one measure of our leverage capacity and debt servicing ability. EBITDA is not necessarily indicative of the amounts we
(footnotes continued on following page)

have available for discretionary use by us. The following table reconciles EBITDA to net income, the most directly comparable GAAP measure:

							Nine months ended
	Year ended December 31,						September 30,

	2000	2001	2002	2003		2004	2004	2005

	(in thousands
Net income	$5,012	$7,692	$9,514	$18,735	(a)	$9,832	$8,391	$16,912	(b)
Taxes	3,101	4,615	5,708	(1,089)		2,975	2,146	7,699
Interest expense (net of capitalized interest)	6,401	4,437	2,600	2,458		2,318	1,544	2,259
Depreciation	17,254	17,958	19,137	20,758		22,193	16,321	17,162

EBITDA	$31,768	$34,702	$36,959	$40,862	(a)	$37,318	$28,402	$44,032	(b)

(a)	Includes the reversal of a $4.5 million reserve relating to a note receivable.

(b)	Includes a $4.0 million litigation settlement received from Penn Maritime Inc. and Penn Tug & Barge Inc. and a $2.4 million charge relating to the retirement of Stephen Van Dyck as Executive Chairman of our Board of Directors.

(4)	Capacity is expressed in thousands of barrels, at period end.

(5)	Utilization is the ratio, expressed as a percentage, of the number of revenue days divided by the number of calendar days, each in a specified time period.

(6)	Time Charter Equivalent, or TCE, is a non-GAAP financial measure and a reconciliation of TCE revenue to voyage revenue, the most directly comparable GAAP measure, is set forth in the following table:

						Nine months ended
	Year ended December 31,					September 30,

	2000	2001	2002	2003	2004	2004	2005

	(in thousands
Voyage revenue	$123,677	$123,377	$128,987	$138,205	$149,718	$109,693	$134,800
Voyage costs	26,906	21,502	19,755	23,721	30,175	20,576	30,691

Time Charter Equivalent	$96,771	$101,875	$109,232	$114,484	$119,543	$89,117	$104,109

Risk factors
Investing in our common stock involves a high degree of risk. You should read carefully the risk factors discussed below and the discussion of risk factors relating to our business under the caption “Risk Factors” beginning on page 4 of the accompanying prospectus, before making a decision to invest in our common stock. You should consider carefully these risk factors together with all of the other information included in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference in this document before investing in our common stock.
RISKS RELATED TO THE OFFERING
There is low trading volume and limited public ownership of our common stock, both of which may cause significant fluctuations of our stock price; you may not be able to resell your shares at or above the price you pay for them in this offering.
Although our common stock is listed on the New York Stock Exchange, the trading in our common stock has substantially less liquidity than many of the other companies listed on the New York Stock Exchange as it is held by a relatively smaller stockholder base. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the market of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Because of the lower trading volume and lower public ownership of our common stock, a sale of a significant number of shares of our common stock in the open market, or the perception that such sales might occur, could cause our stock price to decline. Assuming that we sell all of the shares of common stock offered by this prospectus supplement, these shares will account for approximately 26% of our outstanding shares of common stock. We cannot provide any assurance that this offering will increase the volume of trading in our common stock.

Special note regarding forward-looking statements
Certain statements in this prospectus supplement and accompanying prospectus, including the documents that we incorporate by reference, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, including statements made with respect to present or anticipated utilization, future revenues and customer relationships, capital expenditures, future financings, and other statements regarding matters that are not historical facts, and involve predictions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, growth, performance, earnings per share or achievements to be materially different from any future results, levels of activity, growth, performance, earnings per share or achievements expressed in or implied by such forward-looking statements. In some cases you can identify forward-looking statements by terminology such as “may,” “seem,” “should,” “believe,” “future,” “potential,” “estimate,” “offer,” “opportunity,” “quality,” “growth,” “expect,” “intend,” “plan,” “focus,” “through,” “strategy,” “provide,” “meet,” “allow,” “represent,” “commitment,” “create,” “implement,” “result,” “seek,” “increase,” “establish,” “work,” “perform,” “make,” “continue,” “can,” “will,” “include,” or the negative of such terms or comparable terminology. These forward-looking statements inherently involve certain risks and uncertainties, although they are based on our current plans or assessments that are believed to be reasonable as of the date of this prospectus supplement. The forward-looking statements are subject to a number of risks and uncertainties including those discussed herein under “Risk factors” and include the following:

•	demand for, or level of consumption of, oil and petroleum products;

•	future spot market charter rates;

•	ability to attract and retain experienced, qualified and skilled crewmembers;

•	competition that could affect our market share and revenues;

•	risks inherent in marine transportation;

•	the cost and availability of insurance coverage;

•	delays or cost overruns in the building of new vessels, the double-hulling of our remaining single-hulled vessels and scheduled shipyard maintenance;

•	decrease in demand for lightering services;

•	environmental and regulatory conditions;

•	reliance on a limited number of customers for revenue;

•	the continuation of federal law restricting United States point-to-point maritime shipping to US vessels (the Jones Act);

•	asbestos-related lawsuits;

•	fluctuating fuel prices;

•	high fixed costs;

•	capital expenditures required to operate and maintain a vessel may increase due to government regulations;

•	reliance on unionized labor;

Special note regarding forward-looking statements

•	federal laws covering our employees that may subject us to job-related claims; and

•	significant fluctuations of our stock price.
Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this prospectus supplement and accompanying prospectus, including the documents that we incorporate by reference, completely and with the understanding that our actual future results may be materially different from what we expect. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus supplement and the accompanying prospectus, and the documents that we incorporate by reference. Except for our ongoing obligations to disclose material information under the federal securities laws, we are not obligated to update these forward-looking statements, even though our situation may change in the future. We qualify all of our forward-looking statements by these cautionary statements.

Use of proceeds
We estimate that the net proceeds from the sale of the 3,000,000 shares of common stock we are offering will be approximately $89.8 million, assuming a public offering price of $31.86 per share (the closing price per share of our common stock on the New York Stock Exchange on November 21, 2005) and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate the net proceeds to us will be approximately $103.4 million. We intend to use the net proceeds of this offering to repay outstanding borrowings under our revolving credit facility, which had an outstanding balance of $9.0 million as of November 21, 2005, to finance a portion of the construction costs of our three new ATBs and our double-hull rebuilds, and for general corporate purposes. Amounts so repaid under our revolving credit facility may be re-borrowed. Our revolving credit facility matures on October 7, 2010. As of November 1, 2005, the weighted average interest rate was 7.0% per year. As of September 30, 2005, the remaining contractual obligations related to the new builds and the scheduled double-hull rebuilds were approximately $254.4 million.
Pending any ultimate use of any portion of the proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, interest-bearing instruments such as US government securities and municipal bonds.

Capitalization
The following table sets forth, as of September 30, 2005, our cash and cash equivalents and our consolidated capitalization on an actual basis and on an as adjusted basis to give effect to our sale of 3,000,000 shares of our common stock at an assumed public offering price of $31.86 per share (the closing price per share of our common stock on the New York Stock Exchange on November 21, 2005) in this offering, after deducting underwriting discounts and commissions and estimated offering expenses to be paid by us and the application of the proceeds. See “Use of Proceeds” on page S-14.
This table should be read in conjunction with our consolidated financial statements and the notes to those financial statements that are included in this prospectus supplement.

	As of
	September 30, 2005

	Actual	As adjusted

	(dollars in thousands,
	except par value)
Cash and cash equivalents	$811	$89,083

Revolving credit facility	$1,500	$—
Other long-term debt, less current portion	56,414	56,414

Stockholders’ equity:
Common Stock, $.01 par value, authorized 30,000,000 shares; 14,105,712 issued shares, actual; 17,105,712 issued shares, as adjusted	141	171
Capital in excess of par value	90,173	179,915
Retained earnings	71,446	71,446
Unearned compensation	(1,189)	(1,189)
Cost of shares held in treasury, 5,563,585 shares actual and as adjusted	(53,235)	(53,235)

Total stockholders’ equity	107,336	197,108

Total capitalization	$165,250	$253,522

The table above excludes:

•	229,928 shares of our common stock issuable upon exercise of options outstanding as of November 7, 2005, with a weighted average exercise price of $8.79 per share granted under our equity compensation plan;

•	314,874 shares of our common stock available for future issuance under our equity compensation plan as of November 7, 2005; and

•	450,000 shares of our common stock that may be purchased by the underwriters to cover over-allotments, if any.

Market price of common stock and dividends paid
Our common stock is traded on the New York Stock Exchange under the symbol “TUG”. Our dividend policy is determined at the discretion of our Board of Directors. While dividends have been made quarterly in each of the last two years and each of the first three quarters of 2005, there can be no assurance that we will continue to pay dividends in the future. The following table presents the high and low sales prices reported by the New York Stock Exchange and the cash dividend we paid to our stockholders in the indicated periods:

	High	Low	Dividend

2003
First quarter	$14.80	$11.60	$0.11
Second quarter	16.48	12.90	0.11
Third quarter	16.50	13.49	0.11
Fourth quarter	17.50	14.75	0.11
2004
First quarter	$18.17	$15.45	$0.11
Second quarter	16.73	14.30	0.11
Third quarter	16.35	13.60	0.11
Fourth quarter	19.10	15.03	0.11
2005
First quarter	$20.30	$16.50	$0.11
Second quarter	27.97	16.95	0.11
Third quarter	35.09	25.05	0.11
Fourth quarter (through November 21, 2005)	34.72	27.74	0.11	(1)

(1)	Declared on November 2, 2005 and payable on November 30, 2005 to stockholders of record at the close of business on November 16, 2005.

Selected consolidated financial and operating data
The following selected consolidated financial and operating data for each of the fiscal years ended December 31, 2000 through December 31, 2004 is derived from our audited consolidated financial statements and notes. The selected consolidated financial and operating data as of and for each of the nine-month periods ended September 30, 2004 and September 30, 2005 is derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and the results of operations for these periods. Operating results for the nine-month period ended September 30, 2005 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2005 or for any other future period. The selected consolidated financial and operating data provided below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” the audited and unaudited consolidated financial statements, the related notes and other financial information that are included elsewhere in this prospectus supplement and incorporated by reference herein.

							Nine months ended
	Year ended December 31,						September 30,
Consolidated income
statement data	2000	2001		2002	2003	2004	2004	2005

	(in thousands, except per share data)
Revenues	$123,715	$123,410		$128,987	$138,205	$149,718	$109,693	$134,800
Costs and expenses:
Operations expense	$69,407	64,665		66,299	72,826	80,517	57,689	70,518
Maintenance expense	17,234	15,652		19,088	22,361	20,761	15,670	15,312
General and administrative	8,786	7,323		7,859	8,552	11,709	8,444	10,017
Depreciation	17,254	17,958		19,137	20,758	22,193	16,321	17,162
Loss on extinguishment of debt	—	4,001		—	—	—	—	—

Total operating expenses	112,681	109,599		112,383	124,497	135,180	98,124	113,009
Gain on sale of asset	—	472		—	1,099	—	—	647

Operating income	11,034	14,283		16,604	14,807	14,538	11,569	22,438
Interest expense (net of capitalized interest of $662, $472, $383, $442, $1,152, $936 and $643, respectively)	(6,401)	(4,437)		(2,600)	(2,458)	(2,318)	(1,544)	(2,259)
Interest income	3,973	2,405		857	768	254	198	281
Other (loss) income, net	(493)	56		361	4,529	333	314	4,151

Income before income taxes	8,113	12,307		15,222	17,646	12,807	10,537	24,611
Income tax provision (benefit)	3,101	4,615		5,708	(1,089)	2,975	2,146	7,699

Net income	$5,012	$7,692		$9,514	$18,735	$9,832	$8,391	$16,912

Basic earnings per share	$0.46	$0.77	(1)	$1.18	$2.35	$1.20	$1.03	$2.02
Diluted earnings per share	$0.45	$0.72	(1)	$1.10	$2.22	$1.16	$1.00	$1.98
Shares used in computing basic EPS	10,883	10,043		8,055	7,963	8,200	8,171	8,384
Shares used in computing diluted EPS	11,198	10,637		8,684	8,427	8,444	8,425	8,562
(footnotes on following page)

Selected consolidated financial and operating data

						Nine months ended
	Year ended December 31,					September 30,
Consolidated balance sheet and
other data	2000	2001	2002	2003	2004	2004	2005

	(in thousands, except per day)
Balance Sheet:
Cash and cash equivalents	$36,598	$3,558	$239	$3,614	$6,347	$11,113	$811
Working capital(2)	48,046	6,011	7,817	3,040	13,796	17,277	4,946
Total assets	247,579	200,427	211,557	214,935	231,783	233,565	250,017
Total debt	75,860	42,988	68,750	60,093	63,129	64,035	61,831
Stockholders’ equity	90,446	88,064	69,387	85,174	92,404	91,268	107,336
Cash flow data:
Net cash provided by (used in)
Operating activities	$30,756	$20,417	$31,218	$38,870	$28,410	$23,628	$37,724
Investing activities	10,553	(6,019)	(31,915)	(23,062)	(25,111)	(17,382)	(39,181)
Financing activities	(17,943)	(47,438)	(2,622)	(12,433)	(566)	1,273	(4,079)
Other data:
EBITDA(3)	$31,768	$34,702	$36,959	$40,862	$37,318	$28,402	$44,032
Capital expenditures
Newbuilds	—	—	—	—	—	—	14,891
Rebuilds	12,378	16,442	22,120	18,205	22,039	14,484	16,680
Other	3,120	3,730	10,561	7,171	11,352	10,272	8,257

Total	15,498	20,172	32,681	25,376	33,391	24,756	39,828
Total fleet capacity(4)	3,635	3,635	3,631	3,628	3,652	3,652	3,677
Double-hulled oil carrying capacity(4)	1,622	1,622	1,872	2,122	2,330	2,330	2,536
% of which is barge capacity	67%	67%	71%	75%	77%	77%	79%
% of which is tanker capacity	33%	33%	29%	25%	23%	23%	21%
Barrels carried	189,305	183,458	177,628	179,950	175,758	130,687	132,108
Available days	4,987	4,948	4,956	4,953	4,854	3,679	3,642
Revenue days	4,743	4,587	4,485	4,616	4,430	3,338	3,379
Drydock days— double-hulling	272	202	214	117	312	220	148
Utilization(5)	85.7%	83.4%	81.9%	84.3%	80.7%	81.2%	82.5%
Time Charter Equivalent (TCE)(6)	$96,771	$101,875	$109,232	$114,484	$119,543	$89,117	$104,109
TCE per available day	19,405	20,589	22,040	23,114	24,628	24,223	28,588

(1)	Basic and diluted earnings per common share includes an extraordinary loss of $0.25 and $0.24 per share, respectively.

(2)	Current assets minus current liabilities.

(3)	EBITDA is a non-GAAP financial measure, which means that it is not calculated in accordance with generally accepted accounting principles, or GAAP. We define EBITDA as net income plus taxes, interest expense (net of capitalized interest) and depreciation. We do not intend EBITDA to represent cash flows from operations or any other items calculated in accordance with GAAP or as an indicator of our operating performance. Our definition of EBITDA may not be comparable with EBITDA as defined by other companies. We believe EBITDA is commonly used by financial analysts and others in our industry and thus provides useful information to investors. Our management monitors EBITDA because it is used to determine the rate at which interest accrues on outstanding borrowings under our revolving credit facility and is one measure of our leverage capacity and debt servicing ability. EBITDA is not necessarily indicative of the amounts we
(footnotes continued on next page)

Selected consolidated financial and operating data

have available for discretionary use by us. The following table reconciles EBITDA to net income, the most directly comparable GAAP measure:

(4)	Capacity is expressed in thousands of barrels, at period end.

							Nine Months Ended
	Year Ended December 31,						September 30,

	2000	2001	2002	2003		2004	2004	2005

	(in thousands
Net income	$5,012	$7,692	$9,514	$18,735	(a)	$9,832	$8,391	$16,912	(b)
Taxes	3,101	4,615	5,708	(1,089)		2,975	2,146	7,699
Interest expense (net of capitalized interest)	6,401	4,437	2,600	2,458		2,318	1,544	2,259
Depreciation	17,254	17,958	19,137	20,758		22,193	16,321	17,162

EBITDA	$31,768	$34,702	$36,959	$40,862	(a)	$37,318	$28,402	$44,032	(b)

(a)	Includes the reversal of a $4.5 million reserve relating to a note receivable.

(b)	Includes a $4.0 million litigation settlement received from Penn Maritime Inc. and Penn Tug & Barge Inc. and a $2.4 million charge relating to the retirement of Stephen Van Dyck as Executive Chairman of our Board of Directors.

(5)	Utilization is the ratio, expressed as a percentage, of the number of revenue days divided by the number of calendar days, each in a specified time period.

(6)	Time Charter Equivalent, or TCE, is a non-GAAP financial measure and a reconciliation of TCE revenue to voyage revenue, the most directly comparable GAAP measure, is set forth in the following table:

						Nine Months Ended
	Year Ended December 31,					September 30,

	2000	2001	2002	2003	2004	2004	2005

	(in thousands
Voyage revenue	$123,677	$123,377	$128,987	$138,205	$149,718	$109,693	$134,800
Voyage costs	26,906	21,502	19,755	23,721	30,175	20,576	30,691

Time Charter Equivalent	$96,771	$101,875	$109,232	$114,484	$119,543	$89,117	$104,109

Management’s discussion and analysis of financial condition and results of operations
This discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus supplement or incorporated by reference herein and in conjunction with the section entitled “Risk factors” in each of this prospectus supplement and the accompanying prospectus.
OVERVIEW
We serve the oil and petroleum industries by providing marine transportation services along the Gulf and Atlantic Coasts of the United States. We operate the largest OPA-compliant double-hulled fleet in our vessel size range and one of the largest fleets serving the US coastwise trade. As of the date of this prospectus supplement, we employ a fleet of 16 vessels, including 11 tug/ barge units and five tankers. One of these vessels, our tanker Allegiance, has recently been redeployed to the transportation of non-petroleum cargo. In August 2005, we announced that we had entered into a three-year time charter for our sixteenth vessel, the M/V Seabrook, a single-hull tanker owned and operated by Seabrook Carriers Inc., a wholly owned subsidiary of Fairfield-Maxwell Ltd. of New York. The vessel joined the fleet in November 2005 and will be deployed in the clean products trade. Approximately 69% of our oil carrying fleet capacity is double-hulled compared to approximately 40% of all competing vessels in our vessel size range. Our vessel size range includes all US flagged vessels with carrying capacity greater than 160,000 barrels, excluding vessels in the Alaska crude oil market. Due to their design and larger size specifications, these vessels are suited to operate only in the Alaska crude oil market and do not compete in our core markets. Our largest vessel has a capacity of approximately 410,000 barrels and our current oil carrying fleet capacity aggregates approximately 3.6 million barrels. For each of the last five years, we have transported over 175 million barrels of crude oil and petroleum products for our customers. We provide marine transportation services for refined petroleum and petroleum products, or “clean” oil, from refineries located primarily in Texas, Louisiana and Mississippi to distribution points along the Gulf and Atlantic Coasts, generally south of Cape Hatteras, North Carolina and particularly into Florida, and, to a lesser extent, to the West Coast. We are currently a leading transporter of clean oil into Florida. We also provide lightering services primarily to refineries on the Delaware River.
Many factors affect the number of barrels we transport and may affect our future results. Such factors include our vessel and fleet size and average trip lengths, the continuation of federal law restricting United States point-to-point maritime shipping to US vessels under the Jones Act, domestic oil consumption, environmental laws and regulations, oil companies’ decisions as to the type and origination point of the crude oil that they process, changes in the amount of imported petroleum products, competition, labor and training costs, liability insurance costs and maintenance costs. Overall US oil consumption during 2000-2004 fluctuated between 19.7 million and 20.5 million barrels per day.
Demand for our services is driven primarily by the demand for refined petroleum products in Florida and the Northeastern US and crude oil in the Northeastern US. This demand is impacted by domestic consumption of petroleum products, US refining levels, product inventory levels and cold weather in the Northeast. In addition, competition from foreign imports of refined petroleum products in our primary markets, as well as demand for refined petroleum product movements from the Gulf Coast refining system to the West Coast also impact demand for our services.
Since 1998, we have converted six of our original nine single-hulled barges to double-hull configurations utilizing our patented double-hulling process, which allows us to convert our

Management’s discussion and analysis of financial condition and results of operations single-hulled barges to double-hulls for significantly less cost and in approximately half the time required to build new vessels. In addition, we have entered into contracts to rebuild our seventh and eighth single-hull barges to double-hull configurations, including the insertion of a 38,000-barrel mid-body to each, at a total cost of approximately $30 million per barge.
RESULTS OF OPERATIONS
To supplement our financial statements prepared in accordance with generally accepted accounting principles, or GAAP, our management uses the financial measure of Time Charter Equivalent, or TCE, a commonly used industry measure where direct voyage costs are deducted from voyage revenue. We enter into various types of charters, some of which involve the customer paying substantially all voyage costs, while other types of charters involve us paying some or substantially all of the voyage costs. We have presented TCE in this discussion to enhance an investor’s overall understanding of the way our management analyzes our financial performance. Specifically, our management used the presentation of TCE revenue to allow for a more meaningful comparison of our financial condition and results of operations, because TCE revenue essentially nets the voyage costs and voyage revenue to yield a measure that is comparable between periods regardless of the types of contracts utilized. Voyage costs are included in the “Operations expense” line item on the Consolidated Statements of Income. TCE revenue is a non-GAAP financial measure and a reconciliation of TCE revenue to revenue, the most directly comparable GAAP measure, is set forth in the discussion of each of the periods set forth below. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with GAAP.
Nine Months Ended September 30, 2005 Compared with Nine Months Ended September 30, 2004
Revenues
TCE revenue for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004 was as follows:

	September 30, 2005	September 30, 2004

(dollars in thousands)
Voyage revenue	$134,800	$109,693
Voyage costs	30,691	20,576

Time Charter Equivalent	$104,109	$89,117

Vessel utilization	82.5%	81.2%
Available days	3,642	3,679
Revenue days	3,379	3,338
TCE revenue increased from $89.1 million for the nine months ended September 30, 2004 to $104.1 million for the nine months ended September 30, 2005, an increase of $15.0 million, or 17%, due to increases in rates and vessel utilization.
Rates
Contract revenue for the nine months ended September 30, 2005 was $96.4 million compared to $88.9 million for the nine months ended September 30, 2004. Contract rates remained strong and were higher in 2005 than in 2004 as we obtained significant increases in rates on our renewed contracts. The increase in contract revenues was achieved with fewer vessels on contract during 2005. Demand for lightering services, which is dependent on crude refining utilization in the Delaware Valley refineries, was higher in 2005 than in 2004 and contributed to the increase in revenue under contracts. In addition, we benefited from positive fuel adjustment mechanisms in our contracts in the high fuel cost environment.

Management’s discussion and analysis of financial condition and results of operations

Spot market revenue for the nine months ended September 30, 2005 was $38.4 million compared to $20.8 million for the nine months ended September 30, 2004. We increased our exposure to the spot market in the second half of 2004 and continued this strategy in the first nine months of 2005. Spot market rates were higher in 2005 than in 2004 as the result of world and oil industry events and vessel supply as discussed below.
Our shift in spot market strategy allowed us to meet the increased demand for petroleum products and gasoline blend components in the Northeast, Gulf Coast and West Coast. In particular, and consistent with last year, a large number of US Jones Act vessels transported cargos from the Gulf of Mexico to the West Coast to meet the continuing demand for gasoline blend components. In addition, continued reduction in the Jones Act fleet as a result of mandatory OPA retirements has reduced the supply of vessels in the markets we serve, resulting in upward pressure on spot rates. Finally, spot market rates also increased as a result of the increase in fuel prices during 2005.
During the first quarter of 2005, continued strong international shipping market transportation rates, driven by demand resulting from the continued growth in Asia, improved the competitive position of the Jones Act fleet relative to imports in the markets we serve. This driver was not as strong during the second and third quarters of 2005 as import levels rose, particularly in our Gulf Coast market. While the spot market rates did not decline significantly in the third quarter of 2005, these rates did not experience the same rapid growth as earlier in 2005.
Utilization
Vessel utilization increased from 81.2% in 2004 to 82.5% in 2005. The increase in utilization had a positive impact on voyage revenue and resulted primarily from lower vessel out of service time for vessel repairs and decreased days out of service for double-hulling in 2005 compared to 2004. During the nine months ended September 30, 2005, we experienced five significant storms that resulted in a loss of approximately 54 vessel operating days. During the same period of 2004, we experienced three significant storms that resulted in a loss of approximately 60 vessel operating days. During the first quarter of 2004, three of our vessels were removed from service for repairs and structural enhancements. As a result of the increase in utilization, barrels of cargo transported increased from 130.7 million in the nine months ended September 30, 2004 to 132.1 million in the nine months ended September 30, 2005.
Operations expense
Voyage costs increased from $20.6 million for the nine months ended September 30, 2004 to $30.7 million for the nine months ended September 30, 2005, an increase of $10.1 million, or 49%. The cost of fuel used in our vessels increased $8.5 million, or 67%, compared to the same period in 2004. The average price of fuel increased 48% compared to the 2004 period while the number of gallons used increased 13%. Port charges increased $1.6 million due to the increased West Coast moves resulting from increased spot market exposure and fewer vessels on time charter.
Operations expenses, excluding voyage costs, increased from $37.1 million for the nine months ended September 30, 2004 to $39.8 million for the nine months ended September 30, 2005, an increase of $2.7 million, or 7%. Insurance expenses increased $0.9 million as a result of an $0.8 million reversal of previously recorded insurance reserves in 2004 that we no longer considered a liability as well as higher insurance premiums and deductibles. Shoreside support expenses increased $0.9 million, primarily as a result of salary and benefit increases, an increase in personnel and higher professional fees. Crewing expenses increased $0.6 million, primarily as a result of salary and benefit increases resulting from renewed union contracts effective late in the second quarter of 2005. The remainder of the increase was due to a $0.3 million increase in vessel supply expenses.

Management’s discussion and analysis of financial condition and results of operations

Maintenance expense
Maintenance expenses decreased from $15.7 million for the nine months ended September 30, 2004 to $15.3 million for the nine months ended September 30, 2005, a decrease of $0.4 million, or 3%. Routine maintenance incurred during voyages and in port for the nine months ended September 30, 2005 decreased $0.4 million from the nine months ended September 30, 2004. Expenses accrued for maintenance in shipyards for the nine months ended September 30, 2005 were consistent with the nine months ended September 30, 2004.
General and Administrative expense
General and administrative expenses increased from $8.4 million for the nine months ended September 30, 2004 to $10.0 million for the nine months ended September 30, 2005, an increase of $1.6 million, or 19%. In the first quarter of 2005, Stephen Van Dyck retired as Executive Chairman of our Board of Directors. We recorded a $2.4 million charge related to a consulting agreement and the acceleration of Mr. Van Dyck’s enhanced retirement benefit. This increase was partially offset by decreases of $0.2 million of non-income related taxes, $0.2 million of non-vessel insurance costs, $0.2 million of employment related costs and $0.2 million of litigation costs compared to the same period in 2004.
Gain on Sale of Assets
Gain on sale of assets for the nine months ended September 30, 2005 of $0.6 million consisted of a pre-tax gain on the sale of a tug, the Port Everglades, which had been idle and not operating as a core part of our fleet. We did not have any similar transactions in 2004.
Operating Income
As a result of the aforementioned changes in revenue and expenses, operating income increased from $11.6 million for the nine months ended September 30, 2004 to $22.4 million for the nine months ended September 30, 2005, an increase of $10.8 million, or 93%.
Other Income
Other income for the 2005 period included a $4.0 million settlement received from Penn Maritime Inc. and Penn Tug & Barge Inc. (together “Penn Maritime”) on our claims for patent infringement and misappropriation of trade secrets. Penn Maritime agreed to pay us $4.0 million to settle all of our claims, and received a license to use our patented double-hulling process on their then existing fleet. We did not have any similar transactions in 2004.
Income Tax Provision
Income taxes increased from $2.1 million for the nine months ended September 30, 2004 to $7.7 million for the nine months ended September 30, 2005, an increase of $5.6 million, or 267%. The increase in income taxes resulted primarily from the increase in operating income discussed above. In addition, we record reserves for income taxes based on the estimated amounts that we would likely have to pay based on our taxable net income. We periodically review our position based on the best available information and adjust our income tax reserve accordingly. In the third quarter of 2005 and 2004, we reduced our income tax reserve by $1.2 million and $1.7 million, respectively. This decrease resulted from the restructuring of Maritrans Partners L.P. to Maritrans Inc. in 1993 and to a reduction in amounts previously recorded as liabilities that are no longer deemed to be payable. Due to the non-cash nature of the reduction, there was no corresponding effect on cash flow or income from operations.

Management’s discussion and analysis of financial condition and results of operations

Net Income
Net income increased from $8.4 million for the nine months ended September 30, 2004 to $16.9 million for the nine months ended September 30, 2005, an increase of $8.5 million, or 101%, resulting from the aforementioned changes in revenue and expenses.
Year Ended December 31, 2004 Compared With Year Ended December 31, 2003
Revenues
TCE revenue for the year ended December 31, 2004 compared to the year ended December 31, 2003 was as follows:

	December 31, 2004	December 31, 2003

	(dollars in thousands)
Voyage revenue	$149,718	$138,205
Voyage costs	30,175	23,721

Time Charter Equivalent	$119,543	$114,484

Vessel utilization	80.7%	84.3%
Available days	4,854	4,953
Revenue days	4,430	4,616
TCE revenue increased from $114.5 million for the year ended December 31, 2003 to $119.5 million for the year ended December 31, 2004, an increase of $5.1 million, or 4%, due to an increase in rates and was partially offset by lower vessel utilization.
Rates
Contract revenue in 2004 was $120.6 million compared to 2003 contract revenue of $119.8 million. Contract rates remained strong and were higher in 2004 than in 2003 as we obtained modest increases in rates on our renewed contracts. Demand for crude oil transportation, which is sensitive to crude refining utilization in the Delaware Valley refineries, was higher in 2004 than in 2003 and resulted in increased revenue under contracts. Although rates were higher in 2004, fewer vessels worked in the contract market due to our decision to increase our spot exposure, resulting in contract revenue that was consistent with 2003.
Voyage revenue consists of revenue generated under term contracts as well as revenue generated for spot market transportation. Rates in each of these markets are significant drivers in the amount of revenue we generate.
Spot market revenue in 2004 was $29.1 million compared to 2003 spot market revenue of $18.4 million. We increased our exposure to the spot market in the second half of 2004 and had higher exposure than in 2003. Spot market rates were higher in 2004 than in 2003 as the result of the impact of world and oil industry events and vessel supply as discussed below.
Low product inventories relative to product demand in the areas we serve generally increases demand for transportation of clean products. During 2004, a number of factors caused a reduction of product inventories and increased demand for our services, including colder winter weather, reduced imports for much of the year due to higher demand for transportation fuels in Europe and Asia coupled with higher international transportation rates, and increased product demand due to economic growth. In the fourth quarter of 2004, refineries reduced their inventory levels for the year-end resulting in an increased demand for transportation. During much of 2004 there were a large number of US Jones Act vessels transporting cargos from the Gulf of Mexico to the West Coast due to higher demand for gasoline blend components as a result of the MTBE ban in California and Washington, which also increased demand for transportation. Additionally, in 2004, two competitor Jones Act vessels in our

Management’s discussion and analysis of financial condition and results of operations size range reached their OPA retirement dates or were scrapped. All of these factors caused increases in spot rates in 2004. The increased rates, coupled with higher spot market exposure, resulted in increased spot revenue for us.
Utilization
Vessel utilization is also a significant driver in the amount of revenue we generate. Utilization decreased 3.6% in 2004 from 2003 levels. The decrease in utilization had a negative impact on voyage revenue and resulted primarily from higher vessel out of service time for double-hull rebuilding and vessel repairs in 2004 compared to 2003.
The OCEAN STATES was taken out of service early in September 2003 for her double-hull rebuild and returned to service early in the third quarter of 2004 as the M214. The OCEAN 193 was taken out of service later in the third quarter of 2004 for her double-hull rebuild and returned to service in the second quarter of 2005 as the M209. In addition, late in the fourth quarter of 2003, several design issues were identified on three of the double-hull rebuilt 250,000 barrel class barges that led us to remove these vessels from service and further inspect and re-analyze the original rebuild designs. Working with industry experts and the American Bureau of Shipping, we identified and implemented structural enhancements that improved the long-term strength of these three barges, and the barges returned to service in the first quarter of 2004.
The decrease in utilization was also caused by weather-related delays during the third quarter of 2004. During that period, we experienced three significant storms that affected vessels working in the Gulf of Mexico at that time and resulted in a loss of approximately 60 operating days across the fleet.
As a result of the aforementioned utilization factors, barrels of cargo transported decreased from 180 million in the year ended December 31, 2003 to 176 million in the year ended December 31, 2004. Barrels transported also decreased due to a higher proportion of longer voyages, particularly to the West Coast.
Operations expense
Voyage costs increased from $23.7 million for the year ended December 31, 2003 to $30.2 million for the year ended December 31, 2004, an increase of $6.5 million, or 27%. Fuel costs increased $4.7 million, or 31%, compared to the same period in 2003. The average price of fuel increased 24% compared to 2003. Port charges increased $1.8 million due to the increased West Coast moves resulting from increased spot exposure.
Operations expenses, excluding voyage costs discussed above, increased from $49.1 million for the year ended December 31, 2003 to $50.3 million for the year ended December 31, 2004, an increase of $1.2 million, or 2%. Crew expenses increased $0.9 million due to seagoing salary and benefit increases as well as a higher level of training compared to the same period in 2003. Shoreside support expenses increased $0.7 million, primarily as a result of an increase in personnel, employment related expenses and higher shoreside related insurance premiums. These increases were offset by lower training costs for shoreside personnel and lower operations related professional fees compared to the same period in 2003. The cost of supplies for the vessels also increased $0.5 million compared to the same period in 2003. During the second quarter, we reversed approximately $0.8 million of previously recorded insurance claims and deductibles that no longer required a related liability. This reversal partially offset the increases in expenses discussed above.
Maintenance expense
Maintenance expenses decreased $1.6 million, or 7%, from $22.4 million for the year ended December 31, 2003 to $20.8 million for the year ended December 31, 2004. Routine maintenance incurred during voyages and in port for the year ended December 31, 2003 was consistent with the

Management’s discussion and analysis of financial condition and results of operations year ended December 31, 2004. Expenses accrued for maintenance in shipyards decreased $1.4 million from the year ended December 31, 2003 to the year ended December 31, 2004. We continuously review upcoming shipyard maintenance costs and adjust the shipyard accrual rate to reflect the expected costs. Increases in regulatory and customer vetting requirements, which increases the scope of maintenance performed in the shipyard, result in higher shipyard costs.
General and Administrative expense
General and administrative expenses increased $3.2 million, or 37%, from $8.6 million for the year ended December 31, 2003 to $11.7 million for the year ended December 31, 2004. Professional fees increased $2.3 million as a result of additional litigation expenses and increased audit fees primarily related to additional services necessary to comply with Section 404 of the Sarbanes-Oxley Act of 2002. The remainder of the increase resulted from higher expenses incurred as a result of increased shoreside personnel, employment related expenses and higher non-vessel related insurance premiums.
Gain on Sale of Assets
Gain on sale of assets for the year ended December 31, 2003 of $1.1 million consisted of a pre-tax gain on the sale of real property not used in operations. We did not have any similar transactions in 2004.
Operating Income
As a result of the aforementioned changes in revenue and expenses, operating income decreased from $14.8 million for the year ended December 31, 2003 to $14.5 million for the year ended December 31, 2004, a decrease of $0.3 million, or 2%. Operating income for the year ended December 31, 2003 included a $1.1 million pre-tax gain on the sale of property not used in operations.
Income Tax Provision (Benefit)
Income tax provision increased from a $1.1 million income tax benefit for the year ended December 31, 2003 to a $3.0 million income tax provision for the year ended December 31, 2004, an increase of $4.1 million. We record reserves for income taxes based on the estimated amounts that we will likely have to pay based on our taxable net income. We periodically review our position based on the best available information and adjust our income tax reserve accordingly. In the third quarters of 2004 and 2003, we reduced our income tax reserve by $1.7 million and $7.7 million, respectively. Most of the decrease resulted from the income tax effects of the restructuring of Maritrans Partners L.P. to Maritrans Inc. in 1993. Due to the non-cash nature of the reduction, there was no corresponding effect on cash flow or income from operations.
Other Income
Other income for 2003 included a $4.5 million reversal of an allowance relating to a note receivable from K-Sea Transportation LLC. In 1999, we recorded an allowance for doubtful accounts equal to the note due to concerns over K-Sea’s creditworthiness and periodically reviewed the appropriateness of the allowance. In January 2004, K-Sea repaid in full the $4.5 million outstanding under the note. As a result, we reversed the $4.5 million allowance related to the note receivable in the fourth quarter of 2003.
Net Income
Net income decreased from $18.7 million for the year ended December 31, 2003 to $9.8 million for the year ended December 31, 2004, a decrease of $8.9 million, or 48%, resulting from the aforementioned changes in revenue and expenses. Net income for the years ended 2004 and 2003 included the effect of the decreases in our tax reserves discussed above.

Management’s discussion and analysis of financial condition and results of operations

Year Ended December 31, 2003 Compared With Year Ended December 31, 2002
Revenues
TCE revenue for the year ended December 31, 2003 compared to the year ended December 31, 2002 was as follows:

	December 31, 2003	December 31, 2002

	(dollars in thousands)
Voyage revenue	$138,205	$128,987
Voyage costs	23,721	19,755

Time Charter Equivalent	$114,484	$109,232

Vessel utilization	84.3%	81.9%
Available days	4,953	4,956
Revenue days	4,616	4,485
TCE revenue increased from $109.2 million for the year ended December 31, 2002 to $114.5 million for the year ended December 31, 2003, an increase of $5.3 million, or 5%, primarily due to an increase in vessel utilization. The increase in utilization had a positive impact on voyage revenue and resulted from fewer vessels out of service for maintenance and double-hull rebuilding in the year ended December 31, 2003 compared to the year ended December 31, 2002. In the second quarter of 2002, the OCEAN 250 was taken out of service for her double-hull rebuild and returned to service in November 2002 as the M254. The OCEAN STATES was taken out of service early in September 2003 for her double-hull rebuild. Barrels of cargo transported increased from 177.6 million in the year ended December 31, 2002 to 180.0 million in the year ended December 31, 2003.
The majority of our fleet was deployed in contract business in 2003 with limited exposure to the Jones Act spot market. Demand for our services in our contract business during 2003 increased compared to 2002 due to high refinery margins experienced by the Philadelphia area refineries in 2003, the need to supply MTBE inventories to the Northeastern US and added demand for gasoline additives on the West Coast in the second and third quarters of 2003. In the fourth quarter of 2003, demand for our services was similar to 2002 reflecting comparable market characteristics.
We had limited exposure to the spot market in 2003. Spot market rates were higher than in 2002 driven primarily by world and oil industry events early in the year on clean product inventory levels throughout the US. These events, including the war with Iraq, the oil industry strike in Venezuela, seasonal US Gulf refinery maintenance and increased distillate demand caused by the cold first quarter in the Northeastern US, increased the demand for Jones Act vessels through the first three quarters of 2003 in order to re-supply the depleted clean product inventories, and to handle the added demand for gasoline additives in the West Coast caused by the ban of MTBE in gasoline. In the fourth quarter of 2003, the spot market characteristics were similar to those in 2002. Refined product imports, particularly from Europe, continued to have a dampening effect on demand for Jones Act transportation of refined products into the eastern US in 2003.
Operations expense
Voyage costs increased from $19.8 million for the year ended December 31, 2002 to $23.7 million for the year ended December 31, 2003, an increase of $3.9 million, or 20%. Fuel costs increased $2.5 million, or 19%, compared to 2002. The average price per gallon of fuel increased approximately 32% compared to 2002. Port charges increased $1.5 million as a result of increased utilization and increases in the costs of the services provided.
Operations expense, excluding voyage costs discussed above, increased from $46.5 million for the year ended December 31, 2002 to $49.1 million for the year ended December 31, 2003, an increase of

Management’s discussion and analysis of financial condition and results of operations

$2.6 million or 6%. Crew expenses increased $1.2 million due to seagoing salary increases in 2003. Shoreside support expenses increased $1.1 million, primarily as a result of increased pension costs in 2003. Insurance expense increased $0.8 million as a result of increased premiums charged by insurance companies on policies renewed in 2003.
Maintenance expense
Maintenance expenses increased $3.3 million, or 17%, from $19.1 million for the year ended December 31, 2002 to $22.4 million for the year ended December 31, 2003. Routine maintenance incurred during voyages and in port increased $0.7 million from 2002 to 2003. Expenses accrued for maintenance in shipyards increased $2.5 million from the year ended December 31, 2002 to the year ended December 31, 2003. In the second half of 2002 we increased our shipyard accrual rate to reflect the expected rise in costs resulting from an increase in regulatory and customer vetting requirements, which increases the scope and frequency of maintenance performed in the shipyard and results in increased costs. We continued to apply these higher accrual rates in 2003.
Gain on Sale of Assets
Gain on sale of assets for the year ended December 31, 2003 of $1.1 million consists of a pre-tax gain on the sale of real property not used in operations.
Operating Income
As a result of the aforementioned changes in revenue and expenses, operating income decreased from $16.6 million for the year ended December 31, 2002 to $14.8 million for the year ended December 31, 2003, a decrease of $1.8 million, or 12%.
Other Income
Other income for 2003 includes a $4.5 million reversal of an allowance relating to a note receivable from K-Sea Transportation LLC. We recorded an allowance for doubtful accounts equal to the note due to concerns over K-Sea’s creditworthiness and periodically reviewed the appropriateness of the allowance. In January 2004, K-Sea repaid in full the $4.5 million outstanding under the note. As a result, we reversed the $4.5 million allowance related to the note receivable in the fourth quarter of 2003.
Income Tax (Benefit) Provision
Income tax provision decreased from $5.7 million for the year ended December 31, 2002 to an income tax benefit of $1.1 million for the year ended December 31, 2003, a decrease of $6.8 million. We record reserves for income taxes based on the estimated amount of tax that we will likely have to pay based on our taxable net income. We periodically review our position based on available information and adjust our income tax reserve accordingly. In the third quarter of 2003, we reduced our income tax reserve by $7.7 million. Most of the decrease related to the restructuring of Maritrans Partners L.P. to Maritrans Inc. in 1993. Due to the non-cash nature of the reduction, there was no corresponding effect on cash flow or income from operations.
Net Income
Net income increased from $9.5 million for the year ended December 31, 2002 to $18.7 million for the year ended December 31, 2003, an increase of $9.2 million, 97%, resulting from the aforementioned changes in revenue and expenses. Net income for the year ended 2003 included the effect of the $7.7 million decrease in our tax reserve in the third quarter of 2003 discussed above.

Management’s discussion and analysis of financial condition and results of operations

Liquidity and Capital Resources
General
For the nine months ended September 30, 2005, net cash provided by operating activities was $37.7 million. These funds were sufficient to meet debt service obligations and loan agreement covenants, to make capital improvements and to allow us to pay a dividend in each of the first three quarters of 2005. We believe funds provided by operating activities, augmented by our Revolving Credit Facility, described below, and investing activities, will be sufficient to finance operations, routine capital expenditures, lease payments and required debt repayments in the foreseeable future. Dividends are authorized at the discretion of the Board of Directors and although dividends have been made quarterly in each of the last three years, we cannot assure that the dividend will continue. The ratio of debt to total capitalization was 0.37:1 at September 30, 2005.
On September 6, 2005, we filed a shelf registration statement on Form S-3, as amended by Amendment No. 1 filed on October 13, 2005, for the offer, sale and issuance by us, from time to time, in one or more offerings of either common stock or debt securities. The registration statement was declared effective on October 14, 2005. The aggregate public offering price of the securities sold in these offerings, including any debt securities with any original issue discount, will not exceed $450 million. At the time of any offering, we will file a prospectus supplement which will include the specific terms of the offering and may supplement, update or amend the information filed in the shelf registration statement.
On February 9, 1999, our Board of Directors authorized a share buyback program for the acquisition of up to one million shares of our common stock, which represented approximately 8% of the 12.1 million shares outstanding at that time. In February 2000 and again in February 2001, our Board of Directors authorized the acquisition of an additional one million shares under the program. The total authorized shares under the buyback program were 3,000,000. In November 2005, our Board of Directors terminated the share buyback program. As of September 30, 2005, and upon termination of the share buyback program in November, a total of 2,845,442 shares had been repurchased.
Debt Obligations and Borrowing Facility
At September 30, 2005, we had $61.8 million in total outstanding debt, which is secured by mortgages on some of our fixed assets. The current portion of this debt at September 30, 2005 was $3.9 million.
On October 7, 2005, we amended our $40 million credit and security agreement (“Revolving Credit Facility”) with Citizens Bank (formerly Mellon Bank, N.A.) and a syndicate of other financial institutions (“Lenders”). Pursuant to the terms of the amended credit and security agreement, we may borrow up to $60 million under the Revolving Credit Facility and have the ability to increase that amount to $120 million through additional bank commitments in the future. Interest is variable based on either the LIBOR rate plus an applicable margin (as defined in the Revolving Credit Facility) or the prime rate. The amended Revolving Credit Facility expires in October 2010. We have granted first preferred ship mortgages and a first security interest in some of our vessels and other collateral in connection with the Revolving Credit Facility. At September 30, 2005, there was $1.5 million outstanding under the Revolving Credit Facility. The Revolving Credit Facility requires us to maintain our properties in a specific manner, maintain specified insurance on our properties and business, and abide by other covenants which are customary with respect to such borrowings. The Revolving Credit Facility also requires us to meet certain financial covenants. If we fail to comply with any of the covenants contained in the Revolving Credit Facility, the Lenders may declare the entire balance outstanding, if any, immediately due and payable, foreclose on the collateral and exercise other remedies under the Revolving Credit Facility. We were in compliance with all covenants at September 30, 2005.

Management’s discussion and analysis of financial condition and results of operations

We have additional financing agreements consisting of (1) a $7.3 million term loan with Lombard US Equipment Financing Corp. with a 5-year amortization that accrues interest at an average fixed rate of 5.14% (“Term Loan A”) and (2) a $29.5 million term loan with Fifth Third Bank with a 9.5-year amortization and a 50% balloon payment at the end of the term (“Term Loan B”). Term Loan B accrues interest at an average fixed rate of 5.98% on $6.5 million of the loan and 5.53% on $23.0 million of the loan. Principal payments on Term Loan A are required on a quarterly basis and began in January 2004. Principal payments on Term Loan B are required on a monthly basis and began in November 2003. We have granted first preferred ship mortgages and a first security interest in some of our vessels and other collateral to Lombard US Equipment Financing Corp. and Fifth Third Bank as a guarantee of the loan agreements. The loan agreements require us to maintain our properties in a specific manner, maintain specified insurance on our properties and business, and abide by other covenants, which are customary with respect to such borrowings. The loan agreements also require us to meet certain financial covenants that began in the quarter ended December 31, 2003. If we fail to comply with any of the covenants contained in the loan agreements, Lombard US Equipment Financing Corp. and Fifth Third Bank may call the entire balance outstanding on the loan agreements immediately due and payable, foreclose on the collateral and exercise other remedies under the loan agreements. We were in compliance with all such covenants at September 30, 2005.
In June 2004, we entered into an additional $29.5 million term loan with Fifth Third Bank (“Term Loan C”). Term Loan C has a 9.5-year amortization and a 55% balloon payment at the end of the term and accrues interest at a fixed rate of 6.28%. A portion of the proceeds of Term Loan C were used to pay down existing borrowings under the Revolving Credit Facility. Principal payments on Term Loan C are required on a monthly basis and began in August 2004. We have granted first preferred ship mortgages and a first security interest in the M214 and its married tugboat, the Honour, to secure Term Loan C. Term Loan C requires us to maintain the collateral in a specific manner, maintain specified insurance on our properties and business, and abide by other covenants which are customary with respect to such borrowings. If we fail to comply with any of the covenants contained in Term Loan C, Fifth Third Bank may foreclose on the collateral or call the entire balance outstanding on Term Loan C immediately due and payable. We were in compliance with all applicable covenants at September 30, 2005.
As of September 30, 2005, we had the following amounts outstanding under our debt agreements:

•	$1.5 million under the Revolving Credit Facility;

•	$4.9 million under Term Loan A;

•	$27.1 million under Term Loan B; and

•	$28.3 million under Term Loan C.

Management’s discussion and analysis of financial condition and results of operations

Contractual Obligations
Total future commitments and contingencies related to our outstanding debt obligations, noncancellable operating leases and purchase obligations, as of September 30, 2005, were as follows:

		Less than	One to	Three to	More than
	Total	one year	three years	five years	five years

	(in thousands)
Debt Obligations	$61,831	$3,917	$10,027	$6,517	$41,370
Operating Leases	2,576	532	1,118	926	—
Purchase Obligations(1)	254,398	59,826	182,739	11,833	—

Total	$318,805	$64,275	$193,884	$19,276	$41,370

(1)	Purchase obligations represent amounts due under vessel rebuild contracts and contracts for our ATB new builds existing as of September 30, 2005.
In July 2005, we awarded contracts to rebuild the OCEAN 210 and the OCEAN 211, to double-hull configurations. These are our seventh and eighth single-hulled barges to be rebuilt to double-hull configurations. The rebuild of the OCEAN 210 is expected to have a total cost of approximately $30.0 million, of which $24.0 million is a fixed contract with the shipyard and the remainder of the equipment is to be furnished by us. The rebuild of the OCEAN 211 is also expected to have a total cost of approximately $30.0 million, of which $23.0 million is a fixed contract with the shipyard and the remainder of the equipment is to be furnished by us. The rebuilds of the OCEAN 210 and OCEAN 211 will also include the insertions of mid-bodies that will increase their capacity by approximately 38,000 barrels each. We expect to finance the projects with a combination of internally generated funds and borrowings under our Revolving Credit Facility and proceeds from this offering and additional debt or equity financings as necessary. The rebuilds of the OCEAN 210 and the OCEAN 211 are expected to be completed in the third quarter of 2006 and the second quarter of 2007, respectively. As of September 30, 2005, $5.3 million and $2.5 million had been spent on the rebuilds, respectively.
On September 2, 2005, we entered into a shipbuilding contract with Bender Shipbuilding & Repair Co., Inc., or Bender. Under the shipbuilding contract, Bender will construct and deliver three ATBs, each having a carrying capacity of 335,000 barrels (98% capacity), for a total cost to us, including owner-furnished materials, of approximately $232.5 million. We expect to finance the construction of the three ATBs with a combination of internally generated funds, borrowings under our Revolving Credit Facility, a portion of the proceeds from this offering and additional debt or equity financing as necessary. As of September 30, 2005, $14.9 million has been paid to Bender. The ATBs are scheduled for delivery on October 1, 2007, May 1, 2008 and December 1, 2008, subject in each case to permitted postponements under the contract.
Critical Accounting Policies
Maintenance and Repairs
Provision is made for the cost of upcoming major periodic overhauls of vessels and equipment in advance of performing the related maintenance and repairs. Based on our methodology, approximately one-third of this estimated cost is included in accrued shipyard costs as a current liability with the remainder classified as long-term. Although the timing of the actual disbursements have fluctuated over the years, particularly as a result of changes in the size of the fleet and timing of the large maintenance projects, the classification has been in line with the actual disbursements over time.

Management’s discussion and analysis of financial condition and results of operations

Revenue Recognition
We record revenue when services are rendered, when we have a signed charter agreement or other evidence of an arrangement, pricing is fixed or determinable and collection is reasonably assured. We earn revenues under time charters and affreightment/ voyage contracts. Revenue from time charters is earned and recognized on a daily basis. Revenue for affreightment/ voyage contracts is recognized based upon the percentage of voyage completion. The percentage of voyage completion is based on the number of voyage days worked at the balance sheet date divided by the total number of days expected on the voyage.
Retirement Plans
Most of our shoreside employees participate in our qualified defined benefit retirement plan. Substantially all of the seagoing supervisors who were supervisors in 1984, or who were hired as or promoted into supervisory roles between 1984 and 1998, have pension benefits under our retirement plan for that period of time. Beginning in 1999, the seagoing supervisors’ retirement benefits are provided through contributions to an industry-wide, multi-employer seaman’s pension plan. Upon retirement, those seagoing supervisors will be provided with retirement benefits from our plan for service periods between 1984 and 1998, and from the multi-employer seaman’s plan for other covered periods.
Net periodic pension cost is determined under the projected unit credit actuarial method. Pension benefits are primarily based on years of service and begin to vest after two years. Employees who are members of unions participating in our collective bargaining agreements are not eligible to participate in our qualified defined benefit retirement plan.
Our retirement plan formerly utilized a Tactical Asset Allocation investment strategy. This strategy shifts assets between fixed income and equity investments according to where the market is perceived to be heading. The range is between 75% and 25% in either form of investment. The results are measured against a constant benchmark consisting of 65% equity and 35% fixed income.
Effective February 2004, we changed to a Strategic Asset Allocation investment strategy that maintains a targeted allocation to the benchmark of 65% equity and 35% fixed income.
Market Risk
The principal market risk to which we are exposed is a change in interest rates on debt instruments. We manage our exposure to changes in interest rate fluctuations by optimizing the use of fixed and variable rate debt. The table below presents principal cash flows by year of maturity as of September 30, 2005. Variable interest rates fluctuate with the LIBOR and federal fund rates. The weighted average interest rate at September 30, 2005 was 5.89%.

	Expected Years of Maturity

Liabilities	2005(1)	2006	2007	2008	2009	Thereafter

	(in thousands
Fixed Rate	$959	$3,973	$4,202	$4,445	$3,007	$43,745
Average Interest Rate	5.89%	5.92%	5.94%	5.97%	5.97%	6.03%
Variable Rate	—	—	$1,500 (2)	—	—	—
Average Interest Rate	—	—	6.75%	—	—	—

(1)	For the period October 1, 2005 through December 31, 2005.

(2)	On October 7, 2005, we amended our Revolving Credit Facility to extend the maturity of the amount outstanding to October 2010. See discussion under “Liquidity and Capital Resources” above.

Management’s discussion and analysis of financial condition and results of operations

Ratio of Earnings to Fixed Charges
Our ratio of earnings to fixed charges for the periods indicated below were as follows:

	Six Months
	Ended
	June 30,	Year Ended December 31,

	2005	2004	2003	2002	2001	2000

Ratio of earnings to fixed charges	8.96	4.25	6.59	5.66	4.09	2.04
The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For the purpose of this computation, earnings have been calculated by adding pre-tax income from continuing operations, fixed charges and amortized capitalized interest. Fixed charges consist of interest cost, whether expensed or capitalized and amortized debt expenses.
Impact of Recent Accounting Pronouncements
On December 16, 2004, the Financial Accounting Standards Board, or FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees,and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.
On April 15, 2005, the Securities and Exchange Commission announced the adoption of a new rule that amends the compliance dates for Statement 123(R). The Commission’s new rule allows companies to implement Statement 123(R) at the beginning of their next fiscal year, instead of the next reporting period, that begins after June 15, 2005. Consistent with the new compliance date, we will be adopting the provisions of Statement 123(R) as of January 1, 2006, using the prospective method. The Commission’s new rule does not change the accounting required by Statement 123(R), it changes only the dates for compliance with the standard.
We adopted the fair-value-based method of accounting for share-based payments effective January 1, 2003 using the prospective method described in FASB Statement No. 148, Accounting for Stock-Based Compensation— Transition and Disclosure. Currently, we use the Black-Scholes formula to estimate the value of stock options granted to employees and expect to continue using this acceptable option valuation model upon the required adoption of Statement 123(R) on January 1, 2006. Because Statement 123(R) must be applied not only to new awards but to previously granted awards that are not fully vested on the effective date, and because we adopted Statement 123 using the modified prospective method (which applied only to award granted, modified or settled after the adoption date), compensation costs for some previously granted awards that were not recognized under Statement 123 will be recognized under Statement 123(R). However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 3 to our consolidated financial statements.

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Our Company
We are the leading provider of marine transportation services to the oil and petroleum industries along the Gulf and Atlantic Coasts of the United States in our vessel size range. We are also the leading provider of lightering services in the Delaware Bay area. To a lesser extent, we provide transportation services from the Gulf Coast to the West Coast of the United States. We operate the largest OPA-compliant double-hulled fleet in our vessel size range and one of the largest fleets serving the US coastwise trade. We have developed and maintained strong customer relationships with companies such as Chevron Corporation, Sunoco, Inc. (R&M), or Sunoco, Valero Energy Corporation and ConocoPhillips, who together accounted for approximately 72% of our revenues for the nine-month period ended September 30, 2005.
Marine transportation provides a vital link in the petroleum and refined petroleum products distribution chain in the United States. Approximately 29% of all domestic petroleum product transportation was by water in 2003, making waterborne transportation the most commonly used mode of transportation for refined petroleum products after pipelines. Fleets such as ours transport petroleum, gasoline, diesel fuel, heating oil, jet fuel, kerosene and other products from ships, refineries and storage facilities to a variety of destinations, including other refineries, distribution terminals, industrial users and power plants.
We operate in the US coastwise trade under the Jones Act, which mandates that vessels engaged in trade between US ports must be built in the US, operate under the US flag, be at least 75% owned and operated by US citizens and must be manned by a US crew. As of the date of this prospectus supplement, we employ a fleet of 16 vessels, including 11 tug/ barge units and five tankers. One of these vessels, our tanker Allegiance, which will reach its OPA retirement date in December 2005, has recently been redeployed to the transportation of non-petroleum cargo. Approximately 69% of our oil carrying fleet capacity is double-hulled compared to approximately 40% of all competing vessels in our vessel size range.
Our vessel size range includes all US flagged vessels with carrying capacity greater than 160,000 barrels, excluding vessels in the Alaska crude oil market. Due to their design and larger size specifications, Alaska crude oil vessels are suited to operate only in the Alaska crude oil market and do not compete in our core markets. Our largest vessel has a capacity of approximately 410,000 barrels and our current oil carrying fleet capacity aggregates approximately 3.6 million barrels, 72% of which is barge capacity. For each of the last five years, we have transported over 175 million barrels of crude oil and petroleum products for our customers. We provide marine transportation services for refined petroleum and petroleum products, or “clean” oil, from refineries located primarily in Texas, Louisiana and Mississippi to distribution points along the Gulf and Atlantic Coasts, generally south of Cape Hatteras, North Carolina and particularly into Florida, and, to a lesser extent, to the West Coast. We believe that we are currently the largest transporter of clean oil delivered into Florida. There are no interstate pipelines connecting Florida to the major refining areas we serve in Texas, Louisiana and Mississippi. Consequently, marine transportation provides the most cost effective means of transporting products into this market. We also provide lightering services primarily to refineries on the Delaware River. Lightering is a process of off-loading crude oil or petroleum products from deeply laden inbound tankers into smaller tankers and barges, which enables the larger inbound tanker to navigate draft-restricted rivers and ports to discharge cargo at refineries or terminals. We currently utilize three tankers and eight tug/ barge units in the transport of clean oil, one tanker and two tug/ barge units in providing our lightering services, one tug/barge unit in the transport of residual fuel oil and one tanker transporting non-petroleum alternative cargo.

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We have long relationships with many of our customers. Our top 10 customers for the nine-month period ended September 30, 2005 have been doing business with us for an average of over 10 years, with Chevron, Sunoco, Valero and ConocoPhillips, our four top customers, accounting for approximately 25%, 18%, 15% and 14%, respectively, of our revenue during that nine-month period. In September 2005, we entered into a ten-year contract of affreightment with Sunoco for lightering services that will commence upon delivery of the first of three new ATBs, which we expect will occur in 2007. As of November 1, 2005, excluding the new Sunoco contract, approximately 64% of our business was under contract, for an average term of 1.2 years. While we believe pursuing long-term contracts with our largest customers provides us with predictable cash flows, we also maintain flexibility to take advantage of market conditions. In the last year, we have shifted more of our fleet capacity to the spot market, where we are generally receiving higher rates for our services than we can obtain on a contract basis. Average spot rates in our markets increased approximately 19% in 2004, and an additional 39% in the first nine months of 2005. We continually assess the deployment of our vessels and redeploy when we believe it is advantageous. For example, in June 2005, we redeployed a double-hulled barge from our existing clean products route along the Gulf Coast to the Northeast, initially to our lightering operations and then to service a new contract with Sunoco in the residual fuel oil trade.
Since 1998, we have converted six of our original nine single-hulled barges to double-hull configurations utilizing our patented double-hulling process, which allows us to convert our single-hulled barges to double-hulls for significantly less cost and in approximately half the time required to build new vessels. In addition, we have entered into contracts to rebuild our seventh and eighth single-hulled barges to double-hull configurations, including the insertion of a 38,000-barrel mid-body to each, at a total cost of approximately $30 million per barge. Including those mid-bodies, our barge rebuild cost of approximately $125 per barrel compares favorably to current average estimated barge new build prices that we believe to be $174 or more per barrel. Upon completion of our rebuild program, we expect to have added approximately 166,000 barrels of capacity as a result of the insertion of mid-bodies in certain of the barges, which is the equivalent of a barge in our vessel size range, at approximately 70% of the cost of a new build barge and with no additional capital investment for propulsion. We also recently entered into a contract for the construction of three new double-hulled articulated tug/barge units, or ATBs, each with a carrying capacity of 335,000 barrels, at an aggregate cost of $232.5 million, which will be used to serve our lightering business, including our contract of affreightment with Sunoco.
For the year ended December 31, 2004, we generated revenue of $149.7 million, net income of $9.8 million and EBITDA of $37.3 million. For the nine months ended September 30, 2005, we generated revenue of $134.8 million, net income of $16.9 million and EBITDA of $44.0 million. See “Summary Consolidated Financial Data” for the definition of EBITDA and a reconciliation of net income to EBITDA.
Our Industry
We participate in the US flag coastwise transportation of petroleum and refined petroleum products. Coastwise marine transportation of bulk liquids is performed by tank vessels. US flag tank vessels generally transport products between ports in the continental United States (including through the Panama Canal) or between mainland ports and Puerto Rico, Alaska or Hawaii.

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Transportation of Refined Petroleum Products
The following chart shows the distribution of domestic petroleum product transportation by mode, including the portion attributable to waterborne transportation, which includes coastwise trade, the market in which we participate:
Source: Maritrans chart based on data from Association of Oil Pipe Lines
The Domestic Tank Vessel Fleet
Our vessels compete principally against US flag vessels with greater than 160,000 barrels of capacity, other than vessels in the Alaska crude oil market. Due to their design and larger size specifications, Alaska crude oil vessels are suited to operate only in the Alaska crude oil market and do not compete in our core markets. As of the date of this prospectus supplement, there were 64 tank vessels in our vessel size range, having an aggregate capacity of approximately 18 million barrels, employed in the US coastwise transportation of crude oil and refined petroleum products. As a result of OPA phase-out requirements, 33 of those 64 vessels, comprising approximately 54% of the barrel carrying capacity of the total fleet, must be phased out of service or reconfigured with double-hulls on a scheduled basis through January 1, 2015. The first chart below shows, by vessel owner, the estimated tank vessel fleet in our size range as of December 31, 2005, including publicly announced new builds. The second chart shows, by hull type, the evolution of the fleet in our vessel size range from 2000 through 2015, including scheduled retirements as described above and publicly announced new builds. The chart

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segregates our double hulled vessels, and also tracks the spot rates in our markets from 2000 through October 2005.
Jones Act Coastwise Petroleum Product Transportation Fleet
(including publicly announced new builds)
>160,000 barrels of capacity(1)
Estimated as of December 31, 2005
Source: US Maritime Administration, Maritrans and publicly available information with respect to our competitors, adjusted for announced new builds

(1)    Excluding vessels operating in the Alaska crude oil market.
(2)    Chartered by Maritrans

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Source: Maritrans Chart based on Wilson Gillette data.

(1)	Excluding vessels operating in the Alaska crude oil market.
Demand for Domestic Tank Vessel Services
The demand for domestic tank vessels is driven primarily by US demand for refined petroleum products. According to the Energy Information Administration of the US Department of Energy, or EIA, historically, US consumption of petroleum has exhibited stable annual growth averaging approximately 1% from 1970 through 2004 (including approximately 1% from 2000 through 2004), reaching approximately 20.5 million barrels per day in 2004. EIA estimates that demand for petroleum will increase to approximately 27.9 million barrels per day by 2025, a compound annual growth rate of approximately 1.5% and an approximately 36% increase over 2004.

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The following chart shows the estimated distribution of demand for coastwise petroleum transportation by route:
Source: Maritrans chart based on data from Wilson Gillette
Florida Clean Petroleum Products Market
Over the past five years demand for clean oil products in Florida has been on a steady increase and has grown at a greater percentage than the national average. Florida’s average annual demand for clean oil products has grown from 3.5% of the 19.7 million barrels per day of total US petroleum demand in 2000 to 3.8% of the 20.5 million barrels per day of total US petroleum demand in 2004. Over that same period, Florida’s clean oil products demand has grown 12%, while total US petroleum

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demand grew only 4%. We believe this demand has resulted from the increase in population and tourism in the state. The following chart demonstrates this trend:
Florida Clean Product Demand
1999-April 2005
in thousands of barrels per day
Source: EIA
The need for tank vessels to transport clean oil products into Florida is primarily due to the lack of economically viable alternative modes of transporting petroleum products. There are presently no refineries in existence or under construction located in Florida to supply local petroleum product demand, and there are presently no interstate pipelines in existence or under construction that connect Florida with petroleum refineries located in the US Gulf Coast region. As a result, Florida’s petroleum demand is met primarily through tank vessel transport, consisting of both domestic and international supply segments. Jacksonville, Port Everglades and Tampa are the primary port areas that service the Florida market. Refined product supplied into Tampa also serves Orlando, which together comprise the second largest population center in Florida.
Northeast Petroleum Demand (Lightering)
Petroleum demand in the Northeastern United States, or Northeast, has remained relatively stable since 2001. The Northeast receives its petroleum supply via three major sources: direct product imports (28% in 2003); pipeline volumes from the US Gulf refining areas (16% in 2003); and local refineries, primarily located in the Delaware River Basin and northern New Jersey (56% in 2003). The refining capacity in the Delaware River Basin and New York harbor represent 9% of the aggregate US refining capacity. Due to their close proximity to end consumers, local refineries are competitively advantaged

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relative to alternative product supply sources. Approximately 78% of local refining capacity is located on the Delaware River.
Source: EIA
Due to the lack of both local crude production and limited crude oil import pipelines, local refineries are supplied almost entirely by waterborne crude oil imported from worldwide sources, primarily West Africa, the Middle East, Europe, Venezuela and Canada.
Most imported crude oil is shipped in very large tank ships ranging from between 1.0 to 2.5 million barrels of capacity due to the economies of scale afforded by these large vessels. Relatively shallow rivers and storage constraints at Delaware River refineries prevent crude oil tankers from discharging their full cargoes, resulting in a need for lightering services. Lightering allows a large crude oil tanker to proceed to the refineries by utilizing a smaller tank vessel to offload enough cargo to reduce the larger vessel’s draft. Lightering is performed in the Northeast off the coast of New Jersey and within the Delaware and the Chesapeake Bays. These latter two locations are subject to the provisions of the Jones Act.
Rates
Daily charter rates for tank vessels transporting refined petroleum products have been increasing over the past five years due to the continuing strong demand for tank vessels resulting from rising consumption of refined petroleum products, combined with the decreasing domestic supply of tank vessels available to transport such products due to OPA retirements. The following chart shows refined product tanker time charter equivalent rates from 2000 through October 2005:

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Source: Maritrans table based on Wilson Gillette data
Our Competitive Strengths
We believe that we are well positioned to execute our business strategies successfully because of the following competitive strengths:

•	Market Position. We are a leading transporter of refined petroleum products into the Southeastern United States. We believe that we are currently the largest transporter of the clean oil delivered into Florida with an approximately 20% market share, including the transport of approximately 40% of the clean oil delivered into Tampa. Florida is one of the fastest growing states in terms of gross domestic product and population, and has no interstate refined product pipelines or refineries producing clean oil; thus waterborne transportation is the most cost effective means of transporting products into the state. We also have in excess of an 80% share of the Delaware Bay lightering market. In the spot market, we currently have the largest spot capacity by both number of vessels and aggregate tonnage in the Jones Act trade in our vessel size range. We believe that we can use our position as a leader in these markets to maximize both capacity utilization and the rates that we are able to charge.

•	Long-term Customer Relationships. We have a strong customer base that includes several of the leading petroleum companies in the world. We strive to establish long-term relationships as a key business partner with our customers by working closely with them to meet or exceed their expectations for service, safety and environmental standards. Chevron, Sunoco and Marathon, which were three of our top five customers during the nine months ended September 30, 2005, have each been doing business with us for more than 25 years. We believe that these close-working, long-term relationships have enabled us to become the provider of choice of our top customers and have resulted in stable revenue streams to us.

•	Superior Fleet Economics and Relative Low Cost Tonnage. We believe that the operating economics of our tug/barge units provide us a substantial advantage over our competition, which primarily operates oil tankers. Tug/barge units operate with a crew of 8-12 as compared to a standard crew of 20-22 for oil tankers, while providing comparable capacity and only slightly reduced speed. We have developed a patented double-hulling process of computer-assisted design and prefabrication that enables us to convert our existing single-hulled barges for substantially less cost and in approximately half the time than building new replacement vessels. Our most recent barge rebuilds, the M214 (delivered in July 2004) and the M209 (completed in the second quarter

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of 2005) included the insertion of 30,000-barrel mid-bodies, which increased the carrying capacity of each vessel by approximately 15%. Including those mid-bodies, the barge rebuild cost of approximately $125 per barrel compares favorably to current average barge new build prices that we believe to be $174 or more per barrel. In addition, while we have estimated the economic life of a rebuilt barge at 20 years, studies conducted by the American Bureau of Shipping have shown that these barges can have a fatigue life of over 30 years. Further, our recently announced ATB new builds, which include tugboats, are expected to cost approximately $230 per propelled barrel, as compared to an approximate average of $264 per propelled barrel for all recently announced third-party new builds in our vessel size range. We believe that the lower operating and construction costs of our vessels position us to offer the lowest delivered cost per barrel to our customers.

•	OPA Compliance. We believe we are substantially ahead of the average for owners and operators of vessels in our size range in preparing our fleet for OPA compliance. OPA requires all newly constructed petroleum tank vessels engaged in marine transportation of oil and petroleum products in the US to be double-hulled. It also gradually phases out the operation of single-hulled tank vessels in US waters, on a schedule based on size and age through 2015. As of the date of this prospectus supplement, approximately 69% of our oil carrying fleet capacity was double-hulled, compared to 40% of all competing vessels in our vessel size range. In the term charter market, some of our customers have begun to require that vessels transporting their products be double-hulled in advance of OPA’s contemplated compliance schedule.

•	Strong and Flexible Balance Sheet. We maintain a strong balance sheet that we believe will give us the financial flexibility to pursue strategic opportunities when they arise. For the nine-month period ended September 30, 2005, net cash generated by operating activities, augmented by borrowings under our credit facilities, were sufficient to meet our debt service obligations and loan agreement covenants, to make capital acquisitions and improvements and to allow us to pay a dividend in each of the three quarters during the period. We were able to do this while our debt to total capitalization, as of September 30, 2005, was only 0.37:1. We plan to use a portion of the net proceeds from this offering to further strengthen our balance sheet by paying down the outstanding balance under our revolving credit facility. After paying down these amounts, we will have $60.0 million of borrowing capacity under our revolving credit facility.

•	Safety and Environmental Excellence. We believe that we have an industry-leading safety record. For the past five years, we averaged less than 1 gallon spilled per billion gallons carried. We believe that some customers select transporters on the basis of a demonstrated record of safe operations. We believe that the measures we have implemented to promote higher quality operations and our longstanding commitment to safe transportation practices benefit our marketing efforts with these customers.

•	Experienced Executive Team and Stable Employee Base. Our senior management team has an average of 20 years experience in the maritime industry, and in the last two years we have added certain key members to our team, including Jonathan P. Whitworth, who became our chief executive officer in May 2004 and has more than 16 years of maritime industry experience. In addition, the operation of our vessels depends on our ability to attract and retain experienced, qualified and skilled crewmembers. As an example of our success in employee retention, our captains and chief mates on our tug/barge fleet average more than 17 years of service with us.
Our Business Strategies
Our primary business objective is to grow our business by executing the following strategies:

•	Optimize Fleet Deployment to Maximize Rates. We believe that by optimizing the deployment of our vessels between term contracts and the spot market we can maximize the rates we receive for

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our services. The retirement of Jones Act tonnage due to OPA requirements and the overall demand for Jones Act vessels has resulted in a favorable rate environment, and thus we have been able to renew contracts recently at significantly higher rates. Approximately 65% of our oil carrying fleet capacity is currently under contract, with the remaining 35% in the spot market primarily transporting clean products. We charter our vessels in the spot market in one-time open market transactions where services are provided at current rates. In addition, when our remaining single-hulled tankers reach their OPA retirement dates, we will seek to redeploy them for transportation of alternative non-petroleum cargo. For example, in October 2005, we signed a grain cargo voyage to Sri Lanka for our tanker Allegiance, which was scheduled to be removed from petroleum transportation in December 2005 in accordance with OPA. We strive to achieve a strategic balance between spot and contract coverage while taking advantage of opportunities to renew our contracts at higher rates in order to maximize the rates we receive for our services. In addition, we attempt to convert our consecutive voyage charters to time charters as they expire in order to minimize exposure to voyage delays that can adversely affect revenue generated.

•	Position Maritrans to Continue to Take Advantage of Retiring Jones Act Tonnage. We will continue to invest in our fleet, through both the double-hulling of existing barges and the construction of new vessels. Six consecutive years of net declines in both vessel count and aggregate tonnage in Jones Act petroleum transport has reduced excess capacity and created a more positive pricing environment in our industry. Construction lead time at US shipyards now extends approximately 2 years, and we are currently aware of 19 new vessels in our vessel size range that are scheduled to be built for us and our competitors. While these new builds may result in an increase in Jones Act supply in the short term, we estimate that 24 vessels in our vessel site range will be retired pursuant to OPA during the seven year period we estimate it will take to deliver our competitors’ new builds. We believe that this limited capacity and significant new build lead time will result in the continuation of a strong petroleum transportation rate environment over the next several years. We have reserved shipyard slots for the double-hulling of two of our single-hulled barges and the construction of three new ATBs. These five double-hulled barges are currently expected to be delivered between the second half of 2006 and the end of 2008, at which time we anticipate that approximately 95% of our oil carrying fleet capacity will be double-hulled. Upon completion of our barge rebuild program, which is currently approximately two-thirds complete, we expect to have added approximately 166,000 barrels of capacity as a result of the insertion of new mid-bodies. We believe that the completion of our barge rebuild program will increase our utilization rates due to decreased out of service time.

•	Expand Lightering Services. We continually monitor and evaluate the crude oil supply patterns of the Delaware River and other Mid-Atlantic Coast refineries in an effort to expand our lightering services in that market. We believe that the Mid-Atlantic Coast refineries are dependent on foreign shipments of crude oil and that our lightering services offer the lowest cost and most reliable method of transportation for this supply. We will continue to work with our customers to expand the scope of the lightering services that we offer in this market. We believe that the increased carrying capacity and speed of our three new ATBs will position us to utilize these vessels to provide additional lightering business both in the Delaware River and in other parts of the Mid-Atlantic Coast.

•	Capitalize on Market Opportunities. In addition to investing in our current fleet, we continually monitor and assess conditions in our markets to identify strategic opportunities that could help us further grow our business. These opportunities could include in-chartering vessels, as we did with the M/V Seabrook, acquiring vessels or other companies in our markets or expanding into services that are complementary to those that we currently offer our customers.

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Our Customers
General
The following chart sets forth, for the nine-month period ended September 30, 2005, our top ten customers, and their relative percentage of revenues:

Chevron	24.7%
Sunoco	18.3
Valero	14.5
ConocoPhillips	13.8
Marathon	9.8
Murphy	5.6
BP	4.0
Vitol	3.9
Morgan Stanley	1.7
Citgo	1.1

Total	97.4%

While the energy industry has consolidated over the past 10 years, we have enjoyed long relationships with many of our customers. Chevron, Sunoco and Marathon have each been doing business with us for more than 25 years.
We monitor the supply and distribution patterns of our current and prospective customers and focus our efforts on providing services that are responsive to the needs of these customers. For instance, we employ a lightering logistics manager who works full time in Sunoco’s offices and has done so for the last 10 years. Moreover, in an effort to further promote quality, we have formed Quality Improvement Teams, or QITs, consisting of our personnel as well as representatives from our customers. Working with our customers in the QITs has allowed us to improve efficiency of deliveries, turnaround times of vessels and the safety of terminal and vessel personnel. Since January of 2004, we have held 18 QIT meetings with four of our customers.
Types of Charters
We provide services to our customers pursuant to maritime contracts and on a spot market basis. Vessels in the spot market are chartered in one-time open market transactions where services are provided at current market rates. In the third quarter of 2004, we elected to increase our spot market exposure to approximately 35% and decrease our contract exposure (in all forms) to approximately 65%. Prior to the third quarter of 2004, our ratio of spot market to contract exposure was historically approximately 15% spot market and 85% contract. We monitor the ongoing mix of spot market and contracts in an effort to optimize the returns from our fleet. We use the following forms of maritime contracts in performing services for our customers:

•	Contract of Affreightment. Contracts of Affreightment, or COAs, obligate us to transport certain volumes of cargo between specified points for a certain period of time with no designation of the vessel to be used. COAs give us greater flexibility in timing and scheduling of vessels since no specific vessel designation is required. For example, lightering services that are provided to our customers in the Delaware Bay region are typically pursuant to COAs under which we commit to provide such services using a vessel of our choice. When choosing the vessel, we take into account positioning and varying capacity at the time the inbound vessel is ready to discharge some portion of its load.

•	Consecutive Voyage Charters. Consecutive Voyage Charters, or CVCs, are used when a customer contracts for a particular vessel for a certain period of time to transport volumes of cargo between

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specified points for a rate that is determined on a delivered-barrel basis. We bear the risk of delays under CVC arrangements, and, therefore, we have recently begun to seek to convert the customer relationships to a time charters when our CVCs expire.

•	Time Charter. Time charters are typically used when a customer wants the exclusive use of a particular vessel for an extended period of time, often for one year or more. We earn revenue on time charters on the basis of a rate-per-day, and the voyage costs, such as port charges and fuel, are directly passed through to our customer.
Our Fleet
At November 1, 2005, we employed a fleet of 16 vessels, of which four were ATBs, seven were tug/barge units and five were tankers, as set forth below:

			Barge or
			Tanker Initial
	Capacity		Construction/
Barges/Tugs	in Barrels(1)	Double-Hull	Rebuild Date

M 400/Constitution	410,000	Yes	1981	Originally built with double-hull
M 300/Liberty	263,000	Yes	1979	Originally built with double-hull
M 254/Intrepid	250,000	Yes	2002	Double-hull rebuild
M 252/Navigator	250,000	Yes	2002	Double-hull rebuild
M 244/Seafarer	240,000	Yes	2000	Double-hull rebuild
M 215/Freedom	214,000	No	1975	Decision to rebuild has not yet been made(2)
Ocean 211/Independence	212,000	No	2007	Scheduled double-hull delivery (3)
M 210/Columbia	213,000	No	2006	Scheduled double-hull delivery (3)
M 214/Honour	208,000	Yes	2004	Double-hull rebuild(4)
M 209/Enterprise	206,000	Yes	2005	Double-hull rebuild(4)
M 192/Valour	172,000	Yes	1998	Double-hull rebuild

Total oil carrying capacity	2,638,000

Oil Tankers

Perseverance	251,000	No	1981	(5)
Integrity	270,000	Yes	1975	Originally built with double-hull
Diligence	270,000	Yes	1977	Originally built with double-hull
Seabrook	224,000	No	1983	(6)

Total oil carrying capacity	1,015,000

Other

Allegiance	251,000	No	1980	Redeployed in transport of grain

Total capacity	3,904,000

(1)    Represents 98% capacity, which is of the effective carrying capacity of a tank vessel.
(2)    If rebuilt, we anticipate that a 30,000 barrel mid-body would be inserted.
(3)    Vessels are being rebuilt with 38,000 barrel mid-body insertions.

(4)	Completion of the double-hull rebuild included a 30,000 barrel mid-body insertion.

(5)	Expected to be redeployed for transportation of non-petroleum cargo upon mandated OPA phase-out.

(6)	Chartered in from Seabrook Carriers Inc.

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We own 15 of the tank vessels in our fleet and time charter the sixteenth, the M/V Seabrook, under a three-year agreement with Seabrook Carriers Inc., a wholly owned subsidiary of Fairfield-Maxwell Ltd., which we entered into in August 2005. The M/V Seabrook entered service for us in November 2005 and is deployed in the Gulf Coast. The time charter expires in July 2008, after which time the vessel will no longer be permitted to transport petroleum products in accordance with OPA. All of our vessels operate in the Jones Act trade.
Approximately 69% of our current oil carrying fleet capacity is double-hulled and meets the requirements of OPA. Since 1998, we have converted six of our original nine single-hulled barges to double-hull configurations utilizing our patented double-hulling process, which allows us to convert our single-hulled barges to double-hulls for substantially less cost and in approximately half the time than building new vessels. In addition, while we have estimated the economic life of a rebuilt barge at 20 years, studies conducted by the American Bureau of Shipping, or ABS, have indicated that these barges can have a fatigue life of over 30 years. The last two vessels we converted using our process, the M209 and the M214, received CAP1 ratings under the Condition Assessment Program of ABS Consulting. A CAP1 rating indicates that a rebuilt or converted vessel meets the standards of a newly-built vessel. In addition, we have entered into contracts to rebuild our seventh and eighth single-hulled barges to double-hulled configurations. We currently anticipate that 95% of our aggregate fleet capacity used in petroleum transportation will be double-hulled prior to December 31, 2008. Although we currently intend to convert our final single-hulled barge, the M215, to a double-hull configuration, no definitive decision to do so has been made. Our two remaining single-hulled tankers, Allegiance and Perseverance, will reach their OPA retirement dates in December 2005 and July 2006, respectively, and will be redeployed in non-petroleum cargo service at that time. In October 2005, we signed a grain cargo voyage to Sri Lanka for the Allegiance.
Fleet Maintenance
Our entire fleet is required to comply with US Coast Guard and ABS regulatory requirements. ABS establishes minimum inspection and repair guidelines. Typically, we drydock our vessels twice in every five-year period. Prior to each vessel’s drydock period, we develop an extensive repair and capital improvement plan for the vessel. Each vessel’s shoreside management and crew are charged with executing the repair and capital improvement plan during the drydock period. The US Coast Guard and ABS complete standard inspections during each drydocking period and certify that the vessel meets all regulatory requirements prior to issuing the vessel new certificates.
We have a computer-based preventative maintenance program that is based on original equipment manufacturer and industry accepted standards. We use the program to develop maintenance plans for our vessels based on input from the vessel crew and direct shoreside management. Our vessel crews perform regularly scheduled condition assessments and system inspections. These inspections are documented and transmitted to shore-based staff to be used in developing maintenance schedules for our vessels. Work orders for vessel maintenance are generated, tracked and documented. The vessel captain, vessel port captain and vessel port engineer are responsible for ensuring that the vessel is properly maintained and in satisfactory operation.
Safety
General
We are committed to operating our vessels in a manner that protects the safety and health of our employees, the general public and the environment. Our primary goal is to minimize the number of safety- and health-related accidents on our vessels and our property. We are focused on avoiding personal injuries and reducing occupational health hazards. We seek to prevent accidents that may cause damage to our personnel, equipment or the environment such as fire, collisions, petroleum spills

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and groundings of our vessels. In addition, we are committed to reducing overall emissions and waste generation from our operations and to the safe management of associated cargo residues and cleaning wastes. For the last five years, we averaged less than 1 gallon spilled per billion gallons carried.
Our policy is to follow all applicable laws and regulations, and we are actively participating with government, trade organizations and the public in creating responsible laws, regulations and standards to safeguard the workplace, the community and the environment. Our Operations department is responsible for coordinating all facets of our health, safety and training programs, and identifies areas that may require special emphasis, including new initiatives that evolve within the industry. Our Marine Personnel and People Services departments are responsible for all training, whether conducted in-house or at an independent training facility. Supervisors are responsible for carrying out and monitoring compliance for all of the safety and health policies on their vessels.
Vessel Characteristics
All of our vessels are subject to Coast Guard inspection and classification by the ABS. In addition, air quality regulations require certain of our vessels to be vapor-tight to prevent the release of any fumes or vapors into the atmosphere. Each of our tank vessels operating in the transport of clean oil has been outfitted with a vapor recovery system that connects the cargo tanks to the shore terminal via pipe and hose to return to the plant the vapors generated while loading. Our tank vessels that carry clean products such as gasoline or naphtha also have alarms that indicate when the tank is full (98% of capacity) in order to alert the operator of an overfill situation.
Safety Management Systems
We have developed and implemented a Safety Management System, or SMS, for our entire fleet that incorporates the requirements of the International Safety Management, or ISM, system and the American Waterways Operators, or AWO, Responsible Carrier Program. The SMS is designed to be a framework for continuously improving our operational and safety performance by incorporating industry best practices in the areas of management and administration, and equipment and inspection. The program is designed to complement and expand on existing governmental regulations, requiring, in many instances, that our safety and training standards exceed those required by federal law or regulation.
All of our vessels are currently certified under the standards of the ISM system. The ISM standards were promulgated by the International Maritime Organization, or IMO, several years ago and have been adopted through treaty by many IMO member countries, including the United States. Although ISM is not required for our tug and barge operations, we have determined that an integrated safety management system, including the ISM standards, will promote safer operations and will provide us with necessary operational flexibility as we continue to grow. Therefore, we voluntarily undertook tug and barge certification in addition to obtaining the required certifications of our tankers.
Classification, Inspection and Certification
In accordance with standard industry practice, all of our vessels have been certified as being “in class” by ABS. ABS is one of several internationally recognized classification societies that inspect vessels at regularly scheduled intervals to ensure compliance with structural standards and certain applicable safety regulations. Most insurance underwriters require an “in class” certification by a classification society before they will extend coverage to a coastwise vessel. The classification society certifies that the pertinent vessel has been built and maintained in accordance with the rules of the society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. Inspections are conducted on the pertinent vessel by a surveyor of the classification society in three surveys of varying frequency and thoroughness: annual surveys each year, an intermediate survey every two to three years and a special survey every four to

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five years. As part of the intermediate survey, a vessel may be required to be drydocked every 24 to 30 months for inspection of its underwater parts and for any necessary repair work related to such inspection.
Our vessels are also inspected at periodic intervals by the US Coast Guard to ensure compliance with federal safety and security regulations. All of our tank vessels carry Certificates of Inspection issued by the US Coast Guard.
Our vessels and shoreside operations are also inspected and audited periodically by our customers, in some cases as a precondition to chartering our vessels. We maintain all necessary approvals required for our vessels to operate in their normal US coastwide trade. We believe that the high quality of our tonnage, our crews and our shoreside staff are advantages when competing against other vessel operators for long-term business.
Insurance and Risk Management
We believe that we have arranged for adequate insurance coverage to protect against the accident-related risks involved in the conduct of our business and risks of liability for environmental damage and pollution, consistent with industry practice. We cannot assure you, however, that all risks are adequately insured against, that any particular claims will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future.
Our hull and machinery insurance covers risks of actual or constructive loss from collision, fire, grounding, engine breakdown and other casualties up to an agreed value per vessel. Our war-risks insurance covers risks of confiscation, seizure, capture, vandalism, sabotage and other war-related risks. While certain vessel owners and operators obtain loss-of-hire insurance covering loss of revenue during extended vessel off-hire periods, we believe that this type of coverage is not economical and is of limited value. However, we evaluate the need for such coverage on an ongoing basis taking into account insurance market conditions and the employment of our vessels.
Our protection and indemnity insurance covers third-party liabilities and other related expenses from, among other things, injury or death of crew, passengers and other third parties, claims arising from collisions, damage to cargo, damage to third-party property, asbestos exposure and pollution arising from oil or other substances. Our current protection and indemnity insurance coverage for pollution is $1 billion per incident and is provided by The West of England Ship Owners Mutual Insurance Association (Luxembourg), which is a member of the International Group of protection and indemnity mutual assurance associations. The 17 protection and indemnity associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each protection and indemnity association has capped its exposure to this pooling agreement at approximately $4.3 billion per non-pollution incident. As a member of The West of England Association, we are subject to periodic assessments payable to the associations based on our claims record, as well as the claims record of all other members of the individual associations and members of The West of England Association.
Competition
The maritime petroleum transportation industry is highly competitive. The Jones Act restricts United States point-to-point maritime shipping to vessels operating under the US flag, built in the United States, at least 75% owned and operated by US citizens and manned by US crews. In our market areas, our primary direct competitors are operators of US flag oceangoing barges and US flag tankers.
In the clean oil market, we believe our primary competitors are the fleets of other independent petroleum transporters and integrated oil companies. In the lightering market, we compete with the operators of US flag oceangoing barges and US flag tankers as well as foreign-flag operators which

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lighter offshore. We also compete with the operators of petroleum product pipelines and are affected by the importation of refined petroleum products.
US Flag Barges and Tankers. Maritrans’ most direct competitors are the other operators of US flag oceangoing barges and tankers. Because of the restrictions imposed by the Jones Act, a finite number of vessels are currently eligible to engage in US maritime petroleum transport. We believe that over the next seven years more Jones Act eligible tonnage is being retired due to OPA than will be added as replacement double-hull tonnage and that this trend is reducing, but not eliminating, what has historically been an over-supply of capacity. Competition in the industry is based upon vessel availability, price and service.
Refined Product Pipelines. Existing refined product pipelines generally are the lowest incremental cost method for the long-haul movement of petroleum and refined petroleum products. Other than the Colonial Pipeline system, which originates in Texas and terminates at New York Harbor, the Plantation Pipeline, which originates in Louisiana and terminates in Washington, D.C., and smaller regional pipelines between Philadelphia and New York, there are no pipelines carrying refined petroleum products to the major storage and distribution facilities we currently serve. We believe that high capital costs, tariff regulation and environmental considerations make it unlikely that a new refined product pipeline system will be built in our market areas in the near future. It is possible, however, that new pipeline segments (including pipeline segments that connect with existing pipeline systems) could be built or that existing pipelines could be converted to carry refined petroleum products. Either of these occurrences could have an adverse effect on our ability to compete in particular locations.
Imported Refined Petroleum Products. A significant factor affecting the level of our business operations is the level of refined petroleum product imports. Imported refined petroleum products may be transported on foreign-flag vessels, which are generally less costly to operate than US flag vessels. To the extent that there is an increase in the importation of refined petroleum products to any of the markets we serve, there could be a decrease in the demand for the transportation of refined products from United States refineries, which would likely have an adverse impact on our business.
Regulation
Our operations are subject to significant federal, state and local regulation, the principal provisions of which are described below.
Coastwise Laws
Our operations are conducted in the US domestic trade and governed by the coastwise laws of the United States, which we refer to in this prospectus supplement as the Jones Act. The Jones Act restricts marine transportation between points in the United States to vessels built in and documented under the laws of the United States (US flag) and owned and manned by US citizens. Generally, an entity is deemed a US citizen for these purposes so long as:

•	it is organized under the laws of the United States or of a state;

•	its chief executive officer, by whatever title, its chairman of its board of directors and all persons authorized to act in the absence or disability of such persons are US citizens;

•	no more than a minority of the number of its directors (or equivalent persons) necessary to constitute a quorum are non-US citizens; and

•	at least 75.0% of the stock or equity interest and voting power in the corporation is beneficially owned by US citizens free of any trust, fiduciary arrangement or other agreement, arrangement or understanding whereby voting power may be exercised directly or indirectly by non-US citizens.

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Because we could lose our privilege of operating our vessels in the Jones Act trade if non-US citizens were to own or control in excess of 25% of the outstanding shares of our capital stock, our certificate of incorporation restricts foreign ownership and control of our capital stock to not more than a fixed percentage (currently 20%), which is equal to 5% less than the percentage that would prevent us from being a US citizen.
There have been repeated efforts aimed at repeal or significant change of the Jones Act. In addition, the US government has recently granted limited short-term waivers to the Jones Act following Hurricane Katrina and Hurricane Rita which allowed foreign vessels to operate in the Jones Act trade. Although we believe it is unlikely that the Jones Act will be substantially modified or repealed, there can be no assurance that Congress will not substantially modify or repeal such laws. Any such changes or the issuance of a long-term waiver could have a material adverse effect on our operations and financial condition.
Environmental
General. Government regulation significantly affects the ownership and operation of our vessels. Our vessels are subject to international conventions, federal, state and local laws and regulations relating to safety and health and environmental protection, including the generation, storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials. Although we believe that we are in substantial compliance with applicable safety and health and environmental laws and regulations, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. The recent trend in environmental legislation is toward more stringent requirements, and we believe this trend will likely continue. In addition, a future serious marine incident occurring in US waters or internationally that results in significant oil pollution or causes significant environmental impact could result in additional legislation or regulation.
Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels. While we believe that we have all permits, licenses and certificates necessary for the conduct of our operations, frequently changing and increasingly stricter requirements, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.
We maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our crews and officers, care for the environment and compliance with US regulations. Our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities (US Coast Guard or other port authorities), classification societies and charterers, particularly terminal operators and oil companies.
We manage our exposure to losses from potential discharges of pollutants through the use of well maintained, managed and equipped vessels, a comprehensive safety and environmental program, including a maritime compliance program, and our insurance program. Moreover, we believe we will be able to accommodate reasonably foreseeable environmental regulatory changes. However, the risks of substantial costs, liabilities and penalties are inherent in marine operations, including potential criminal prosecution and civil penalties for discharge of pollutants. As a result, there can be no assurance that any new regulations or requirements or any discharge of pollutants by us will not have a material adverse effect on us.
The Oil Pollution Act of 1990. The Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection of the environment from oil spills. OPA affects all vessels trading in US waters, including the exclusive economic zone extending 200 miles seaward. OPA

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sets forth various technical and operating requirements for vessels operating in US waters. In general, all newly-built or converted tankers carrying crude oil and petroleum-based products in US waters must be built with double-hulls. Existing single-hulled, double-sided and double-bottomed vessels are to be phased out of service between 1995 and 2015 based on their tonnage and age. To date, we have successfully rebuilt six of our vessels to a double-hull design configuration, which complies with OPA, using our patented double-hulling process. During July 2005, we awarded contracts to rebuild two of our remaining three vessels to double-hull configurations. In addition, two of our barges and two of our tankers were originally constructed with double-hulls. As of November 1, 2005, approximately 69% of our oil carrying fleet capacity was double-hulled.
Under OPA, owners or operators of vessels operating in US waters must file vessel spill response plans with the US Coast Guard and operate in compliance with the plans. These vessel response plans must, among other things:

•	address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources;

•	describe crew training and drills; and

•	identify a qualified individual with specific authority and responsibility to implement removal actions in the event of an oil spill.
Our vessel response plans have been accepted by the US Coast Guard, and all of our vessel crew members and spill management team personnel have been trained to comply with these guidelines. In addition, we conduct regular oil-spill response drills in accordance with the guidelines set out in OPA. We believe that all of our vessels are in substantial compliance with OPA.
Environmental Spill and Release Liability. OPA and various state laws have substantially increased the statutory liability of owners and operators of vessels for the discharge or substantial threat of a discharge of petroleum and the resulting damages, both regarding the limits of liability and the scope of damages. OPA imposes joint and several strict liability on responsible parties, including owners, operators and bareboat charterers, for all containment and clean-up costs and other damages arising from spills attributable to their vessels. A complete defense is available only when the responsible party establishes that it exercised due care and took precautions against foreseeable acts or omissions of third parties and when the spill is caused solely by an act of God, act of war (including civil war and insurrection) or a third party other than an employee or agent or party in a contractual relationship with the responsible party. These limited defenses may be lost if the responsible party fails to report the incident or reasonably cooperate with the appropriate authorities or refuses to comply with an order concerning clean-up activities. Even if the spill is caused solely by a third party, the owner or operator must pay removal costs and damage claims and then seek reimbursement from the third party or the trust fund established under OPA. Finally, in certain circumstances involving oil spills from vessels, OPA and other environmental laws may impose criminal liability on personnel and the corporate entity.
OPA limits the liability of each responsible party for a vessel to the greater of $1,200 per gross ton or $10 million per discharge. This limit does not apply where, among other things, the spill is caused by gross negligence or willful misconduct of, or a violation of an applicable federal safety, construction or operating regulation by, a responsible party or its agent or employee.
In addition to removal costs, OPA provides for recovery of damages, including:

•	natural resource damages and related assessment costs;

•	real and personal property damages;

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•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards;

•	loss of profits or impairment of earning capacity due to the injury, destruction or loss of real property, personal property and natural resources; and

•	loss of use of natural resources.
OPA imposes financial responsibility requirements for petroleum tank vessels operating in US waters and requires owners and operators of such vessels to establish and maintain with the US Coast Guard evidence of their financial responsibility sufficient to meet their potential liabilities. Under the regulations, we may satisfy these requirements through evidence of insurance, a surety bond, a guarantee, letter of credit, qualification as a self-insurer or other evidence of financial responsibility. We have received certificates of financial responsibility from the US Coast Guard for all of our vessels subject to this requirement.
OPA expressly provides that individual states are entitled to enforce their own pollution liability laws, even if imposing greater liability than OPA. There is no uniform liability scheme among the states. Some states have OPA-like schemes for limiting liability to various amounts, some rely on common law fault-based remedies and others impose strict and/or unlimited liability on an owner or operator. Virtually all coastal states have enacted their own pollution prevention, liability and response laws, whether statutory or through court decisions, with many providing for some form of unlimited liability. We believe that the liability provisions of OPA and similar state laws have greatly expanded potential liability in the event of an oil spill, even when we are not at fault. Some states have also established their own requirements for financial responsibility.
Parties affected by oil pollution may pursue relief from the Oil Spill Liability Trust Fund, absent full recovery by them against a responsible party. The Oil Spill Liability Trust Fund is funded by major oil companies and maintained by the US Coast Guard. Responsible parties may seek reimbursement from the fund for costs incurred that exceed the liability limits of OPA. The responsible party would need to establish that it is entitled to either a statutory defense against liability or to a statutory limitation of liability to obtain reimbursement from the fund. If we are deemed a responsible party for an oil pollution incident and are ineligible for reimbursement from the fund, and if the costs exceeded our insurance limits, which are currently $1 billion per incident, the costs of responding to an oil pollution incident could have a material adverse effect on our operating results and financial condition.
We are also subject to potential liability arising under the US Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances, whether on land or at sea. Specifically, CERCLA provides for liability of owners and operators of vessels for cleanup and removal of hazardous substances and provides for additional penalties in connection with environmental damage. Liability under CERCLA for releases of hazardous substances from vessels is limited to the greater of $300 per gross ton or $5 million per discharge unless attributable to willful misconduct or neglect, a violation of applicable standards or rules, or upon failure to provide reasonable cooperation and assistance. CERCLA liability for releases from facilities other than vessels is generally unlimited.
We are required to show proof of insurance, surety bond, self insurance or other evidence of financial responsibility to pay damages under OPA and CERCLA in the amount of $1,500 per gross ton for vessels, consisting of the sum of the OPA liability limit of $1,200 per gross ton or $10 million per discharge and the CERCLA liability limit of $300 per gross ton or $5 million per discharge. We have satisfied these requirements and obtained a US Coast Guard Certificate of Financial Responsibility.

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OPA and CERCLA each preserve the right to recover damages under other existing laws, including maritime tort law.
State Regulation. In March 2000, the US Supreme Court decided United States v. Locke, in which the Court struck down several vessel regulations enacted by the State of Washington attempting to impose requirements pertaining to vessel equipment, operation, and manning. The Court held that the regulation of maritime commerce is generally a federal responsibility because of the need for national and international uniformity, although it noted that states may regulate their own ports and waterways so long as the rules are based on the peculiarities of local waters and do not conflict with federal regulation. Notwithstanding the Supreme Court’s ruling, the State of Massachusetts has enacted similar regulations. The United States Coast Guard, along with numerous industry groups, has sued Massachusetts in federal court to invalidate the regulations.
Solid Waste. Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous solid wastes that are subject to the requirements of the federal Resource Conservation and Recovery Act, or RCRA, and comparable state and local requirements. In August 1998, the EPA added four petroleum refining wastes to the list of RCRA hazardous wastes. In addition, in the course of our vessel operations, we engage contractors to remove and dispose of waste material, including tank residue. In the event that such waste is found to be “hazardous” under either RCRA or the CWA, and is disposed of in violation of applicable law, we could be found jointly and severally liable for the cleanup costs and any resulting damages. Finally, the EPA does not currently classify “used oil” as “hazardous waste,” provided certain recycling standards are met. However, some states in which we pick up or deliver cargo have classified “used oil” as “hazardous” under state laws patterned after RCRA. The cost of managing wastes generated by vessel operations has increased in recent years under stricter state and federal standards. Additionally, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we might still be liable for clean up costs under CERCLA or the equivalent state laws.
Air Emissions. The federal Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Each of our tank vessels operating in the transport of clean oil has been outfitted with a vapor recovery system that satisfies these requirements. In addition, in December 1999, the EPA issued a final rule regarding emissions standards for marine diesel engines. The final rule applies emissions standards to new engines beginning with the 2004 model year. In the preamble to the final rule, the EPA noted that it may revisit the application of emissions standards to rebuilt or remanufactured engines, if the industry does not take steps to introduce new pollution control technologies. Finally, the EPA recently entered into a settlement that will expand this rulemaking to include certain large diesel engines not previously addressed in the final rule. Adoption of such standards could require modifications to some existing marine diesel engines and may require us to incur material capital expenditures.
Lightering activities in Delaware are subject to Title V of the CAA, and we are the only marine operator with a Title V permit to engage in lightering operations. The State of Delaware is in non-compliance with Environmental Protection Agency requirements for volatile organic compounds, or VOCs. We are the State of Delaware’s largest single source of VOCs. The Delaware Department of Natural Resources and Environment Control, or DNREC, is currently engaged in rulemaking to address emissions of VOCs from lightering operations, and we are working closely with DNREC to craft regulations that reduce emissions. In cooperation with DNREC, we have engaged in a pilot project involving vapor balancing between our tanker Integrity and a “ship to be lightered.” In

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addition, we continue to evaluate other vapor reduction techniques, and have incorporated vapor reduction technologies in the design of our new ATBs. We believe the State of Delaware will issue its regulations early in 2006.
The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Where states fail to present approvable SIPs or SIP revisions by certain statutory deadlines, the federal government is required to draft a Federal Implementation Plan. Several SIPs regulate emissions resulting from barge loading and degassing operations by requiring the installation of vapor control equipment. As stated above, our vessels are already equipped with vapor control systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, we believe, based upon the regulations that have been proposed to date, that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required as a result of the SIPs program.
Workplace Injury Liability
The Supreme Court has ruled that application of state workers compensation statutes to maritime workers is unconstitutional. Injuries to maritime workers are therefore covered by the “Jones Act,” a separate statute from the Jones Act that regulates the US coastwise trade. The Jones Act permits seamen to sue their employers for job-related injuries. In addition, seamen may sue for work-related injuries under the maritime law doctrine of unseaworthiness. Because we are not generally protected by the limits imposed by state workers’ compensation statutes, we potentially have greater exposure for claims made by these employees as compared to employers whose employees are covered by workers’ compensation laws.
Occupational Safety and Health Regulations
Our vessel operations are subject to occupational safety and health regulations issued by the US Coast Guard. These regulations currently require us to perform monitoring, medical testing and recordkeeping with respect to personnel engaged in the handling of the various cargoes transported by our vessels.
Security
In 2002, Congress passed the Maritime Transportation Security Act of 2002, or MTS Act, which, together with the International Maritime Organization’s recent security proposals (collectively known as The International Ship and Port Security Code), requires specific security plans for our vessels and more rigorous crew identification requirements. We have implemented vessel security plans and procedures for each of our vessels pursuant to rules implementing the MTS Act issued by the US Coast Guard. The US Coast Guard has performed security audits on our entire fleet and each vessel was found to be in compliance with our security plans. The US Coast Guard has issued security certificates for each of our vessels, including for our tugboats, which are not required to be certified under current regulations.
Vessel Condition
Our vessels are subject to periodic inspection and survey by, and the shipyard maintenance requirements of, the US Coast Guard, ABS, or both. We believe we are currently in compliance in all material respects with the environmental and other laws and regulations, including health and safety requirements, to which our operations are subject. We are unaware of any pending or threatened litigation or other judicial, administrative or arbitration proceedings against us occasioned by any alleged non-compliance with such laws or regulations. The risks of substantial costs, liabilities and penalties are, however, inherent in marine operations, and there can be no assurance that significant costs, liabilities or penalties will not be incurred by or imposed on us in the future.

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Employees
At November 1, 2005, we had a total of 427 employees. Of these employees, 73 were employed at our Tampa, Florida headquarters or at our Philadelphia area office, 216 were seagoing employees who work aboard our tugboats and barges and 138 are seagoing employees who work aboard our tankers.
At November 1, 2005, 100% of our seagoing employees were affiliated with maritime unions, approximately 66% of whom were subject to collective bargaining agreements and approximately 34% of whom were affiliated with the union for benefits only. We are required to make regular contributions to the benefit and pension plans maintained by the unions. The unions have informed us that there are no unfunded benefits or pension liabilities under these plans. We have recently entered into the tug/barge supplement to the collective bargaining agreement which expires on March 31, 2008. The tanker supplement to the collective bargaining agreement with unlicensed personnel expires on May 31, 2006, and the collective bargaining agreement with licensed non-supervisory seagoing employees expires on October 8, 2007. Shore-based employees are not covered by any collective bargaining agreements.
Properties
We lease approximately 13,000 square feet of office space for our principal executive offices in Tampa, Florida. The Tampa lease expires in December 2009, but we have the right to renew the lease for an additional five-year term. We also lease approximately three acres of port authority land in Tampa that contains a training facility and a warehouse that is used to store spare parts and vessel supplies for our clean oil fleet. This lease expires in December 2014, but we have the option to renew the lease for an additional 10-year term. We lease approximately 5,300 square feet of office space near Philadelphia International Airport for shoreside support of our Northeastern fleet operations and other information technology and administrative functions. This lease expires in June 2010, but we have the option to renew the lease for an additional five-year term. Finally, we lease warehouse space along the Delaware River to store spare parts and vessel supplies for our Northeastern fleet. This lease expires in 2006.
Legal Proceedings
We are a party to routine, marine-related claims, lawsuits and labor arbitrations arising in the ordinary course of our business. The claims made in connection with our marine operations are covered by insurance, subject to applicable policy deductibles that are not material as to any type of insurance coverage. We provide on a current basis for amounts we expect to pay. In addition, we have been named in approximately 164 cases in which individuals alleged unspecified damages for exposure to asbestos and, in most of these cases, tobacco smoke. The status of many of these claims is uncertain. Although we believe these claims are without merit, it is impossible at this time to predict the final outcome of any such suit. We believe that any material liability would be adequately covered by applicable insurance.

Management

Our executive officers, as of November 1, 2005, were as follows:

Name	Age	Position

Jonathan P. Whitworth	38	Chief Executive Officer, Maritrans Inc., and President, Maritrans General Partner Inc.
Walter T. Bromfield	50	Vice President, Chief Financial Officer and Secretary, Maritrans Inc.
Christopher J. Flanagan	45	Vice President, Engineering and Maintenance, Maritrans Operating Company L.P.
Rosalee R. Fortune	55	Vice President, Business Services, Maritrans Operating Company L.P.
Norman D. Gauslow	59	Vice President, Operations, Maritrans Operating Company L.P.
Stephen M. Hackett	46	Vice President, Chartering, Maritrans Operating Company L.P.
Matthew J. Yacavone	38	Vice President, Business Development, Maritrans Inc.
Mr. Whitworth is our Chief Executive Officer and President of our wholly owned subsidiary, Maritrans General Partner Inc. Mr. Whitworth was appointed as our Chief Executive Officer in May 2004. Prior to May 2004, Mr. Whitworth was Managing Director at Teekay Shipping (USA), Inc., where he had been employed since 2000. Previously, Mr. Whitworth had been Head of Business Development for SeaRiver Maritime Inc., a wholly owned subsidiary of ExxonMobil Corporation, where he had been employed since 1994. Mr. Whitworth also sailed as an officer aboard international product and chemical tankers from 1989 to 1994. Mr. Whitworth is a licensed US Coast Guard officer.
Mr. Bromfield is our Vice President, Chief Financial Officer and Secretary. Previously, Mr. Bromfield served as our Treasurer and Controller and has been continuously employed in various capacities by us or our predecessors since 1981.
Mr. Flanagan is Vice President, Engineering and Maintenance, of our wholly owned subsidiary, Maritrans Operating Company L.P., and began employment with us in September 2004. Prior to September 2004, Mr. Flanagan was the Safety, Health, Environmental and Projects Manager at SeaRiver Maritime Inc., a wholly owned subsidiary of ExxonMobil Corporation, where he had been continuously employed in various engineering capacities since 1981. Mr. Flanagan is a licensed US Coast Guard officer.
Ms. Fortune is Vice President, Business Services, of our wholly owned subsidiary, Maritrans Operating Company L.P., and began employment with us in 2003. Previously Ms. Fortune was a senior executive at the Don CeSar Hotel, a Loews Hotel, where she had been employed since 2000. Prior to that, Ms. Fortune had served as the Vice President of Human Resources at Fairmont Hotels Management Co., where she had been employed since 1995.
Mr. Gauslow is Vice President, Operations, of our wholly owned subsidiary, Maritrans Operating Company L.P., and began employment with us in November of 2003 as Vice President, Maintenance. In June 2005, he was appointed Vice President, Operations. Previously, he was Principal of Norman Gauslow & Associates, a Marine Consulting firm based in Jacksonville, Florida from January 2000 to November 2003. Prior to that Mr. Gauslow held various positions in Crowley Maritime Corporation from August 1980 to December 1999, culminating as General Manager, Marine Operations of Crowley American Transport, Inc. Mr. Gauslow is a licensed US Coast Guard officer.
Mr. Hackett is Vice President, Chartering, of our wholly owned subsidiary, Maritrans Operating Company L.P., and has been continuously employed in various capacities by us or our predecessors since 1980.
Mr. Yacavone is our Vice President of Business Development. Mr. Yacavone joined us in January of 2004 as Head of Business Planning and Development. Previously, he was employed by Crowley Marine Services as Director of Marine Operations where he had been continuously employed in various capacities since 1993. Mr. Yacavone is a licensed US Coast Guard officer.

Underwriting
We are offering the shares of our common stock described in this prospectus supplement through the underwriters named below. UBS Securities LLC is the representative of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Number of
Underwriters	shares

UBS Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Cantor Fitzgerald & Co.
Morgan Keegan & Company, Inc.

Total	3,000,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
Our common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters, and

•	the underwriters’ right to reject orders in whole or in part.
In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.
Over-allotment option
We have granted the underwriters an option to buy up to 450,000 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.
Commissions and discounts
Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $           per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the price and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

Underwriting

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 450,000 shares:

	No exercise	Full exercise

Per share	$	$
Total	$	$
We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $790,000.
No sales of similar securities
We and our executive officers and directors have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC, subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exercisable or exchangeable for our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. At any time and without public notice, UBS Securities LLC may in its sole discretion release all or some of the securities from these lock-up agreements.
The 90-day lock up period may be extended for a period of 15 calendar days plus 3 business days under certain circumstances where we announce or intend to announce earnings or material news or a material event within the period that is 15 calendar days plus 3 business days prior to, or where we announce earnings within the period that is 16 days after, the termination of the 90-day lock up period.
Indemnification and contribution
We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.
Directed Share Program
At our request, certain of the underwriters have reserved up to 5% of the common stock being offered by this prospectus supplement and the accompanying prospectus for sale at the public offering price to our officers, directors and employees, as designated by us. The sales will be made by UBS Financial Services, Inc., an affiliate of UBS Securities LLC, through a directed share program. We do not know whether these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any directed share participants who have not otherwise executed a lock-up agreement as described above in “—No sales of similar securities” and who, together with their affiliates, purchase shares in the directed share program with an aggregate purchase price in excess of $100,000 will be subject to the restrictions set forth in “—No sales of similar securities.”

Underwriting

New York Stock Exchange listing
Our common stock is listed on the New York Stock Exchange under the symbol “TUG”.
Price stabilization, short positions
In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.
Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.
The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.
The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.
As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.
Affiliations
The underwriters and their affiliates have provided and may provide certain commercial banking, financial advisory and investment banking services for us for which they receive fees.
The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Legal matters
The validity of the shares of common stock offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP, San Francisco, California.
Experts
The consolidated financial statements of Maritrans Inc. appearing in Maritrans Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2004 (including schedule appearing therein), and Maritrans Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and included and incorporated herein by reference. Such consolidated financial statements are included and incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Maritrans Inc. and Subsidiaries

Maritrans Inc. and Subsidiaries

Consolidated Balance Sheets

	September 30,	December 31,
	2005	2004

	(unaudited)	(Note 1)
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$811	$6,347
Trade accounts receivable	14,958	14,809
Claims and other receivables	1,425	2,625
Inventories	4,953	3,665
Deferred income tax benefit	6,572	6,061
Prepaid expenses	3,257	3,047

Total current assets	31,976	36,554
Vessels and equipment	430,684	397,523
Less accumulated depreciation	216,094	205,599

Net vessels and equipment	214,590	191,924
Goodwill	2,863	2,863
Other	588	442

Total Assets	$250,017	$231,783

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Debt due within one year	$3,917	$3,756
Trade accounts payable	2,811	4,790
Accrued shipyard costs	6,518	6,393
Accrued wages and benefits	3,041	2,477
Current income taxes	5,850	2,210
Other accrued liabilities	4,893	3,132

Total current liabilities	27,030	22,758
Long-term debt	57,914	59,373
Accrued shipyard costs	9,776	9,589
Long-term tax payable	5,714	6,875
Other liabilities	6,575	4,780
Deferred income taxes	35,672	36,004

Total non-current liabilities	115,651	116,621
Stockholders’ equity:
Common stock	141	140
Capital in excess of par value	90,173	88,195
Retained earnings	71,446	57,350
Unearned compensation	(1,189)	(1,268)
Less: Cost of shares held in treasury	(53,235)	(52,013)

Total stockholders’ equity	107,336	92,404

Total liabilities and stockholders’ equity	$250,017	$231,783

See notes to financial statements.

Maritrans Inc. and Subsidiaries

Consolidated Statements of Income

	Three Months Ended
	September 30,

	2005	2004

	(unaudited)
	(in thousands, except
	per share amounts)
Revenues	$44,930	$38,285
Costs and expenses:
Operations expense	23,233	20,935
Maintenance expense	5,221	5,185
General and administrative	2,208	2,907
Depreciation	5,947	5,852

Total operating expense	36,609	34,879
Operating income	8,321	3,406
Interest expense	(838)	(791)
Interest income	114	67
Other income	59	17

Income before income taxes	7,656	2,699
Income tax provision (benefit)	1,510	(793)

Net income	$6,146	$3,492

Basic earnings per share	$0.73	$0.42
Diluted earnings per share	$0.71	$0.41
Dividends declared per share	$0.11	$0.11
See notes to financial statements.

Maritrans Inc. and Subsidiaries

Consolidated Statements of Income

	Nine months ended
	September 30,

	2005	2004

	(unaudited)
	(in thousands, except
	per share amounts)
Revenues	$134,800	$109,693
Costs and expenses:
Operations expense	70,518	57,689
Maintenance expense	15,312	15,670
General and administrative	10,017	8,444
Depreciation	17,162	16,321

Total operating expense	113,009	98,124
Gain on sale of assets	647	—

Operating income	22,438	11,569
Interest expense	(2,259)	(1,544)
Interest income	281	198
Other income	4,151	314

Income before income taxes	24,611	10,537
Income tax provision	7,699	2,146

Net income	$16,912	$8,391

Basic earnings per share	$2.02	$1.03
Diluted earnings per share	$1.98	$1.00
Dividends declared per share	$0.33	$0.33
See notes to financial statements.

Maritrans Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Nine months ended
	September 30,

	2005	2004

	(unaudited)
	(in thousands)
Cash flows from operating activities:
Net income	$16,912	$8,391
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	17,162	16,321
Deferred income taxes	(843)	(1,588)
Tax benefit on stock compensation	813	1,503
Changes in receivables, inventories and prepaid expenses	(447)	(5,556)
Changes in current liabilities and other	4,098	505
Non-current asset and liability changes, net	676	4,022
Gain on sale of assets	(647)	—

Total adjustments to net income	20,812	15,237

Net cash provided by operating activities	37,724	23,628

Cash flows from investing activities:
Proceeds from sale of assets	647	—
Collections on notes receivable	—	7,374
Purchase of vessels and equipment	(39,828)	(24,756)

Net cash used in investing activities	(39,181)	(17,382)

Cash flows from financing activities:
Borrowings under long-term debt	—	29,500
Payment of long-term debt	(2,797)	(2,058)
Payments under revolving credit facility	(3,500)	(30,000)
Borrowings under revolving credit facility	5,000	6,500
Proceeds from exercise of stock options	34	86
Dividends declared and paid	(2,816)	(2,755)

Net cash (used in) provided by financing activities	(4,079)	1,273

Net (decrease) increase in cash and cash equivalents	(5,536)	7,519
Cash and cash equivalents at beginning of period	6,347	3,614

Cash and cash equivalents at end of period	$811	$11,133

See notes to financial statements

Maritrans Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

1.	BASIS OF PRESENTATION/ ORGANIZATION
Maritrans Inc. owns Maritrans Operating Company L.P. (the “Operating Company”), Maritrans General Partner Inc., Maritrans Tankers Inc., Maritrans Barge Co., Maritrans Holdings Inc. and other Maritrans entities (collectively, the “Company”). These subsidiaries, directly and indirectly, own and operate oceangoing petroleum tank barges, tugboats, and oil tankers used in the transportation of oil and related products, primarily along the Gulf and Atlantic Coasts.
In the opinion of management, the accompanying consolidated financial statements of Maritrans Inc., which are unaudited (except for the Consolidated Balance Sheet as of December 31, 2004, which is derived from audited financial statements), include all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial statements of the consolidated entities. Interim results are not necessarily indicative of results for a full year.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Pursuant to the rules and regulations of the Securities and Exchange Commission, the unaudited consolidated financial statements do not include all of the information and notes normally included with annual financial statements prepared in accordance with GAAP. These financial statements should be read in conjunction with the consolidated historical financial statements and notes thereto included in the Company’s Form 10-K for the period ended December 31, 2004.

2.	EARNINGS PER COMMON SHARE
The following data show the amounts used in computing basic and diluted earnings per share (“EPS”):

	Three Months
	Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

	(in thousands)
Income available to common stockholders used in basic EPS	$6,146	$3,492	$16,912	$8,391

Weighted average number of common shares used in basic EPS	8,411	8,280	8,384	8,171
Effect of dilutive stock options and restricted shares	185	168	178	254

Weighted number of common shares and dilutive potential common stock used in diluted EPS	8,596	8,448	8,562	8,425

3.	STOCK-BASED COMPENSATION
Maritrans Inc. has a stock incentive plan (the “Plan”), pursuant to which non-employee directors, officers and other key employees may be granted stock, stock options and, in certain cases, receive cash under the Plan. In May 1999, the Company adopted an additional plan, the Maritrans Inc. 1999 Directors and Key Employees Equity Compensation Plan, which provides non-employee directors, officers and other key employees with certain rights to acquire common stock and stock options. In April 2005, the Company adopted a new plan, the Maritrans Inc. 2005 Omnibus Equity Compensation Plan, which also provides non-employee directors, officers and other key employees

Maritrans Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)—(continued)
with certain rights to acquire common stock and stock options. Any outstanding options granted under any of these plans are exercisable at a price not less than the market value of the shares on the date of grant. During the third quarter of 2005, 11,269 shares were issued upon the exercise of options. The exercise price of these options ranged from $6.00 to $9.00.
In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (“SFAS 148”). SFAS 148 amends Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”(“SFAS 123”), to provide three alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 also amends the disclosure provisions of SFAS 123 and Accounting Principles Board Opinion No. 28, “Interim Financial Reporting”. SFAS 148 was effective for fiscal years ending after December 15, 2002, with certain disclosure requirements effective for interim periods beginning after December 15, 2002. The Company adopted the transition provision of SFAS 148 using the prospective method beginning January 1, 2003. The prospective method requires the Company to apply the fair value based method to all stock awards granted, modified or settled in its consolidated statements of income beginning on the date of adoption.
For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options vesting period. The difference between stock based compensation included in net income and total stock based compensation determined under the fair value method was immaterial in the first nine months of 2005 and results in pro forma net income that was equal to net income in the Consolidated Statement of Income. The Company’s pro forma information in 2004 was as follows:

	Three Months	Nine Months
	Ended	Ended
	September 30, 2004	September 30, 2004

	(dollars in thousands,
	except per share data)
Net income as reported	$3,492	$8,391
Add: Stock based compensation included in net income, net of tax	12	39
Deduct: Total stock based compensation determined under the fair value based method, net of tax	16	54

Pro forma net income	$3,488	$8,376

Basic earnings per share as reported	$0.42	$1.03
Pro forma basic earnings per share	$0.42	$1.03
Diluted earnings per share as reported	$0.41	$1.00
Pro forma diluted earnings per share	$0.41	$0.99

4.	INCOME TAXES
The Company’s effective tax rate differed from the federal statutory rate due primarily to state income taxes and certain nondeductible items.
The Company records reserves for income taxes based on the estimated amounts that it would likely have to pay based on its taxable net income. The Company periodically reviews its position based on the best available information and adjusts its income tax reserve accordingly. In the quarter ended September 30, 2005, the Company reduced its income tax reserve by $1.2 million. This decrease resulted from the restructuring of Maritrans Partners L.P. to Maritrans Inc. in 1993 and to a reduction in amounts previously recorded as liabilities that were no longer deemed to be payable. In the quarter ended September 30, 2004, the Company reduced its income tax reserve by $1.7 million. Due to the

Maritrans Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)—(continued)
non-cash nature of the reduction, there was no corresponding effect on cash flow or income from operations.

5.	SHARE BUYBACK PROGRAM
On February 9, 1999, the Board of Directors authorized a share buyback program (the “Program”) for the repurchase of up to one million shares of the Company’s common stock. In February 2000 and again in February 2001, the Board of Directors authorized the repurchase of an additional one million shares under the Program. Therefore, the total authorized shares under the Program was 3,000,000. In November 2005, the Board of Directors terminated the Program. As of September 30, 2005 and upon termination of the Program in November a total of 2,485,442 shares had been repurchased.

6.	IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS
On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment (Statement 123(R)), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.
On April 15, 2005, the Securities and Exchange Commission (the “Commission”) announced the adoption of a new rule that amends the compliance dates for Statement 123(R). The Commission’s new rule allows companies to implement Statement 123(R) at the beginning of their next fiscal year, instead of the next reporting period, that begins after June 15, 2005. Consistent with the new compliance date, the Company will be adopting the provisions of Statement 123(R) as of January 1, 2006, using the modified prospective transition method. The Commission’s new rule does not change the accounting required by Statement 123(R), it changes only the dates for compliance with the standard.
The Company adopted the fair-value-based method of accounting for share-based payments effective January 1, 2003 using the prospective method described in FAS 148. Currently, the Company uses the Black-Scholes formula to estimate the value of stock options granted to employees and expects to continue using this acceptable option valuation model upon the required adoption of Statement 123(R) on January 1, 2006. Because Statement 123(R) must be applied not only to new awards but to previously granted awards that are not fully vested on the effective date, and because the Company adopted Statement 123 using the prospective method (which applied only to awards granted, modified or settled after the adoption date), compensation cost for some previously granted awards that were not recognized under Statement 123 will be recognized under Statement 123(R). However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 3 to our consolidated financial statements. Pro forma effects of FAS 123 had no material effect on the net income or earnings per share for the nine months ended September 30, 2005.

Maritrans Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)—(continued)

7.	RETIREMENT PLANS
Net periodic pension cost included the following components:

	Three months		Nine months
	ended		ended
	September 30,		September 30,

	2005	2004	2005	2004

	(in thousands)
Service cost of current period	$111	$157	$333	$471
Interest cost on projected benefit obligation	487	463	1,460	1,389
Expected return on plan assets	(509)	(478)	(1,528)	(1,430)
Amortization of prior service cost	35	34	104	104

Net periodic pension cost	$124	$176	$369	$534

8.	SALE OF ASSET
In March 2005, the Company sold one vessel, the tug Port Everglades, which had been idle and not operating as a core part of the Company’s fleet. The gain on the sale of this asset was $0.6 million.

9.	RETIREMENT AGREEMENT
On February 15, 2005, Stephen A. Van Dyck announced his retirement and entered into a Confidential Transition and Retirement Agreement (the “Agreement”). As of the date of the Agreement, Mr. Van Dyck retired and resigned from all directorships and offices with the Company, including Executive Chairman of the Company’s Board of Directors. He will serve as a consultant to the Company through December 31, 2007. The Company recorded a $2.4 million charge in the first quarter of 2005 related to the consulting agreement and to the acceleration of Mr. Van Dyck’s enhanced retirement benefit, which resulted in additional general and administrative expenses.

10.	COMMITMENTS AND CONTINGENCIES
In the ordinary course of its business, claims are filed against the Company for alleged damages in connection with its operations. Management is of the opinion that the ultimate outcome of such claims at September 30, 2005 will not have a material adverse effect on the consolidated financial statements.
On May 2, 2005, the Company agreed to settle its pending lawsuit against Penn Maritime Inc. and Penn Tug & Barge Inc. (together “Penn Maritime”) on Maritrans’ claims for patent infringement and misappropriation of trade secrets. Penn Maritime agreed to pay Maritrans $4 million to settle all of Maritrans’ claims. Penn Maritime agreed that the Court will issue a judgment attesting to the validity of Maritrans’ patents for the process of converting single hull barges to double-hull configurations. Maritrans agreed to give Penn Maritime a license to use Maritrans’ patent covering all barges then owned by Penn Maritime. The $4 million settlement payment was received in June 2005 and was recorded as other income in the nine months ended September 30, 2005 consolidated statement of income.
On September 2, 2005, the Company entered into a shipbuilding contract with Bender Shipbuilding & Repair Co., Inc. (“Bender”), and also entered into a ten-year contract with Sunoco Inc. (R&M) (“Sunoco”). Under the shipbuilding contract, Bender will construct and deliver three articulated tug-

Maritrans Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)—(continued)
barge units, each having a carrying capacity of 335,000 barrels (98% capacity), for a total cost to the Company, including owner-furnished materials, of approximately $232.5 million. As of September 30, 2005, $14.9 million has been paid to Bender. The tug-barge units are scheduled for delivery on October 1, 2007, May 1, 2008 and December 1, 2008 subject in each case to permitted postponements under the contract. The Sunoco contract will commence with the delivery of the first-tug barge unit, and the three vessels will provide lightering services for Sunoco and other customers in the Northeast.

11.	SHELF REGISTRATION
On September 6, 2005, the Company filed a shelf registration statement on Form S-3, as amended by Amendment No. 1 filed on October 13, 2005, for the offer, sale and issuance by the Company, from time to time, in one or more offerings of either common stock or debt securities. The registration statement was declared effective on October 14, 2005. The aggregate public offering price of the securities sold in these offerings, including any debt securities with any original issue discount, will not exceed $450 million. At the time of any offering, the Company will file a prospectus supplement which will include the specific terms of the offering and may supplement, update or amend the information filed in the shelf registration statement.

12.	SUBSEQUENT EVENT
On October 7, 2005, the Company executed an amendment to its revolving credit facility. The amended credit facility is referred to herein as the (“Revolving Credit Facility”). The Revolving Credit Facility increases the amount from $40 million to $60 million, with an option to increase the amount to $120 million, in increments of $10 million if certain conditions are satisfied. The Revolving Credit Facility extends the maturity date from January 31, 2007 to October 7, 2010.

Report of Independent Registered Public Accounting Firm
Stockholders and Board of Directors
Maritrans Inc.
We have audited the accompanying consolidated balance sheets of Maritrans Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, cash flows and stockholders’ equity for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Maritrans Inc. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Maritrans Inc.’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2005 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Tampa, Florida
March 3, 2005

Report of Independent Registered Public Accounting Firm
Stockholders and Board of Directors
Maritrans Inc.
We have audited management’s assessment, included in the accompanying Annual Report on Form 10-K, that Maritrans Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Maritrans’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that Maritrans Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Maritrans Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2004 and 2003 and the related statements of income, cash flows, and stockholders’ equity for each of the three years in the period ended December 31, 2004 of Maritrans Inc. and our report dated March 3, 2005 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Tampa, Florida
March 3, 2005

Maritrans Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31,

	2004	2003

	(in thousands,
	except
	share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$6,347	$3,614
Trade accounts receivable (net of allowance for doubtful accounts of $175 and $550, respectively)	14,809	6,139
Claims and other receivables	2,625	3,140
Inventories	3,665	2,854
Deferred income tax benefit	6,061	3,480
Prepaid expenses	3,047	3,210

Total current assets	36,554	22,437
Vessels and equipment	397,523	364,134
Less accumulated depreciation	205,599	183,406

Net vessels and equipment	191,924	180,728
Notes receivable	—	7,815
Goodwill	2,863	2,863
Other	442	1,092

Total assets	$231,783	$214,935

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Debt due within one year	$3,756	$2,533
Trade accounts payable	4,790	5,649
Accrued shipyard costs	6,393	4,315
Accrued wages and benefits	2,477	1,643
Other accrued liabilities	5,342	5,257

Total current liabilities	22,758	19,397
Long-term debt	59,373	57,560
Accrued shipyard costs	9,589	6,473
Long-term tax payable	6,875	8,500
Other liabilities	4,780	4,777
Deferred income taxes	36,004	33,054
Stockholders’ equity:
Preferred stock, $.01 par value, authorized 5,000,000 shares; none issued	—	—
Common stock, $.01 par value, authorized 30,000,000 shares; issued:
2004—14,041,330 shares; 2003—13,644,498 shares	140	136
Capital in excess of par value	88,195	82,527
Retained earnings	57,350	51,205
Unearned compensation	(1,268)	(614)
Less: Cost of shares held in treasury: 2004—5,567,735; 2003—5,485,404 shares	(52,013)	(48,080)

Total stockholders’ equity	92,404	85,174

Total liabilities and stockholders’ equity	$231,783	$214,935

See accompanying notes.

Maritrans Inc. and Subsidiaries

Consolidated Statements of Income

	For the Year Ended December 31,

	2004	2003	2002

	(in thousands, except
	per share amounts
Revenues	$149,718	$138,205	$128,987
Costs and expenses:
Operations expense	80,517	72,826	66,299
Maintenance expense	20,761	22,361	19,088
General and administrative	11,709	8,552	7,859
Depreciation	22,193	20,758	19,137

Total operating expense	135,180	124,497	112,383
Gain on sale of assets	—	1,099	—

Operating income	14,538	14,807	16,604
Interest expense (net of capitalized interest of $1,152, $442, and $383 respectively)	(2,318)	(2,458)	(2,600)
Interest income	254	768	857
Other income, net	333	4,529	361

Income before income taxes	12,807	17,646	15,222
Income tax provision (benefit)	2,975	(1,089)	5,708

Net income	$9,832	$18,735	$9,514

Basic earnings per share	$1.20	$2.35	$1.18
Diluted earnings per share	$1.16	$2.22	$1.10
Dividends declared per share	$0.44	$0.44	$0.42
See accompanying notes.

Maritrans Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	For the Year Ended December 31,

	2004	2003	2002

	(dollars in thousands)
Cash flows from operating activities:
Net income	$9,832	$18,735	$9,514
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	22,193	20,758	19,137
Deferred income taxes	369	4,439	3,802
Decrease in long-term tax payable	(1,625)	(7,700)	—
Stock compensation	418	158	193
Tax benefit on stock compensation	1,894	671	—
Changes in receivables, inventories and prepaid expenses	(9,268)	3,136	(1,045)
Changes in current liabilities, other than debt	825	3,616	1,747
Non-current asset and liability changes, net	3,772	(3,844)	(2,130)
Gain on sale of assets	—	(1,099)	—

Total adjustments to net income	18,578	20,135	21,704

Net cash provided by operating activities	28,410	38,870	31,218
Cash flows from investing activities:
Proceeds from sale of marine vessels and equipment	—	1,849	—
Collections on notes receivable	8,280	465	766
Purchase of marine vessels and equipment	(33,391)	(25,376)	(32,681)

Net cash used in investing activities	(25,111)	(23,062)	(31,915)
Cash flows from financing activities:
Borrowings under long-term debt	29,500	36,790	9,000
Payment of long-term debt	(2,965)	(41,446)	(10,738)
Payments under revolving credit facility	(30,000)	(4,000)	(2,000)
Borrowings under revolving credit facility	6,500	—	29,500
Proceeds from stock option exercises	86	158	878
Purchase of treasury stock	—	(344)	(25,826)
Dividends declared and paid	(3,687)	(3,591)	(3,436)

Net cash used in financing activities	(566)	(12,433)	(2,622)
Net increase (decrease) in cash and cash equivalents	2,733	3,375	(3,319)
Cash and cash equivalents at beginning of year	3,614	239	3,558

Cash and cash equivalents at end of year	$6,347	$3,614	$239

Supplemental Disclosure of Cash Flow Information:
Interest paid	$3,359	$2,423	$2,624
Income taxes paid	—	$15	$500
Non-cash activities:
Reversal of note receivable allowance	—	$4,500	—
See accompanying notes.

Maritrans Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

	Outstanding	Common
	Shares of	Stock,	Capital in
	Common	$.01 Par	Excess of	Retained	Treasury	Unearned
	Stock	Value	Par Value	Earnings	Stock	Compensation	Total

	(in thousands, except share amounts
Balance at January 1, 2002	10,160,226	$133	$79,781	$29,983	$(20,978)	$(855)	$88,064
Net income	—	—	—	9,514	—	—	9,514
Cash dividends ($0.42 per share of Common Stock)	—	—	—	(3,436)	—	—	(3,436)
Purchase of treasury shares	(2,234,296)	—	—	—	(25,826)	—	(25,826)
Stock options	210,311	2	774	—	67	—	843
Stock grants and vesting, net of forfeitures	4,076	—	425	—	(293)	(619)	(487)
Restricted stock and option amortization	—	—	—	—	—	715	715

Balance at December 31, 2002	8,140,317	135	80,980	36,061	(47,030)	(759)	69,387

Net income	—	—	—	18,735	—	—	18,735
Cash dividends ($0.44 per share of Common Stock)	—	—	—	(3,591)	—	—	(3,591)
Purchase of treasury shares	(12,600)	—	—	—	(150)	—	(150)
Stock options, net of $0.3 million tax benefit from stock compensation	42,520	—	478	—	(126)	—	352
Stock grants and vesting, net of forfeitures, net of $0.4 million tax benefit from stock compensation	(11,143)	1	990	—	(774)	(500)	(283)
Restricted stock and option amortization	—	—	79	—	—	645	724

Balance at December 31, 2003	8,159,094	136	82,527	51,205	(48,080)	(614)	85,174

Net income	—	—	—	9,832	—	—	9,832
Cash dividends ($0.44 per share of Common Stock)	—	—	—	(3,687)	—	—	(3,687)
Stock options, net of $1.9 million tax benefit from stock compensation	250,898	4	4,561	—	(3,898)	—	667
Stock grants and vesting, net of forfeitures	63,604	—	1,038	—	(35)	(1,475)	(472)
Restricted stock and option amortization	—	—	69	—	—	821	890

Balance at December 31, 2004	8,473,596	$140	$88,195	$57,350	$(52,013)	$(1,268)	$92,404

See accompanying notes.

Maritrans Inc. and Subsidiaries

Notes to the Consolidated Financial Statements
1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES
Organization
Maritrans Inc. owns Maritrans Operating Company L.P. (the “Operating Company”), Maritrans General Partner Inc., Maritrans Tankers Inc., Maritrans Barge Co., Maritrans Holdings Inc. and other Maritrans entities (collectively, the “Company”). These subsidiaries, directly and indirectly, own and operate oceangoing petroleum tank barges, tugboats, and oil tankers principally used in the transportation of oil and related products along the Gulf and Atlantic Coasts.
The Company primarily operates in the Gulf of Mexico and along the coastal waters of the Northeastern United States, particularly the Delaware Bay. The nature of services provided, the customer base, the regulatory environment and the economic characteristics of the Company’s operations are similar, and the Company moves its revenue-producing assets among its operating locations as business and customer factors dictate. Maritrans believes that aggregation of the entire marine transportation business provides the most meaningful disclosure.
Principles of consolidation
The consolidated financial statements include the accounts of Maritrans Inc. and subsidiaries, all of which are wholly owned. All significant intercompany transactions and accounts have been eliminated in consolidation.
Reclassifications
Certain amounts from prior year financial statements have been reclassified to conform to their current year presentation, including the reclassification of $5.6 million from deferred taxes to long-term tax payable. The Company also reclassified $1.4 million in accrued pension to a long-term liability. Both of these reclassifications were made to the year ended December 31, 2003 balance sheets. The Company has made the corresponding adjustments to the Consolidated Statements of Cash Flows. These changes in classification do not affect previously reported cash flows from operating activities. There was no impact on the Company’s revenues or expenses as a result of the reclassifications.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Cash and cash equivalents
Cash and cash equivalents at December 31, 2004 and 2003 consisted of cash and commercial paper, the carrying value of which approximates fair value. For purposes of the consolidated financial statements, short-term, highly liquid debt instruments with original maturities of three months or less are considered to be cash equivalents.
Inventories
Inventories, consisting of materials, supplies and fuel are carried at cost, which does not exceed net realizable value. Inventory cost is determined using the first in, first out method.

Maritrans Inc. and Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)
Vessels and equipment
Vessels and equipment, which are carried at cost, are depreciated using the straight-line method. Vessels are depreciated over a period of up to 30 years. Certain electronic equipment is depreciated over periods of 7 to 10 years. Other equipment is depreciated over periods ranging from 2 to 20 years. Gains or losses on dispositions of vessels and equipment are included as a component of operating income in the accompanying consolidated statements of income.
The Oil Pollution Act of 1990 requires all newly constructed petroleum tank vessels engaged in marine transportation of oil and petroleum products in the U.S. to be double-hulled and gradually phases out the operation of single-hulled tank vessels based on size and age. The Company has announced a construction program to rebuild its single-hulled barges with double-hulls over the next several years. Barges that are rebuilt to a double-hull configuration are depreciated over a period of 20 years from the date of reconstruction. In December 2005, one of the Company’s large oceangoing single-hull vessels will be at its legislatively determined retirement date if it is not rebuilt by that time. By July 2006, two of the Company’s large oceangoing, single-hulled vessels will be at their legislatively determined retirement date if they are not rebuilt by that time.
Long-lived assets, including goodwill, are reviewed separately for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When required, an impairment loss is recognized based on the difference between the fair value of an asset and its related carrying value. During the years ended December 31, 2004, 2003 and 2002, the Company did not recognize an impairment loss.
Intangible assets
Goodwill of $2,863,000 at December 31, 2004 and 2003 represents the excess cost over the fair market value of the net assets acquired at the date of acquisition.
In September 2001, the FASB issued Statements of Financial Accounting Standards No. 141, “Business Combinations”, and No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill is no longer amortized but is subject to the annual impairment tests in accordance with the Statements. Other intangible assets continue to be amortized over their useful lives. The Company adopted the new rules on accounting for goodwill and other intangible assets on January 1, 2002. The Company has completed its required impairment tests of goodwill for the year ended December 31, 2004 and the Company has concluded that there is no impairment of goodwill on the accompanying consolidated balance sheet.
Maintenance and repairs
Provision is made for the cost of upcoming major periodic overhauls of vessels and equipment in advance of performing the related maintenance and repairs. Based on the Company’s methodology, approximately one-third of this estimated cost is included in accrued shipyard costs as a current liability with the remainder classified as long-term. Although the timing of the actual disbursements have fluctuated over the years, particularly as a result of changes in the size of the fleet and timing of the large maintenance projects, the classification has been in line with the actual disbursements over time. Non-overhaul maintenance and repairs are expensed as incurred.

Maritrans Inc. and Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)
Income taxes
Deferred income taxes reflect the net tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.
Revenue recognition
The Company records revenue when services are rendered, it has a signed charter agreement or other evidence of an arrangement, pricing is fixed or determinable and collection is reasonably assured. The Company earns revenues under time charters and affreightment/voyage contracts. Revenue from time charters is earned and recognized on a daily basis. Revenue for affreightment/voyage contracts is recognized based upon the percentage of voyage completion. The percentage of voyage completion is based on the number of voyage days worked at the balance sheet date divided by the total number of days expected on the voyage.
Significant customers
During 2004, the Company derived revenues aggregating 47 percent of total revenues from three customers, each one representing more than 13 percent of revenues. In 2003, revenues from three customers aggregated 46 percent of total revenues and in 2002, revenues from three customers aggregated 50 percent of total revenues. The Company does not necessarily derive 10 percent or more of its total revenues from the same group of customers each year. In 2004, approximately 90 percent of the Company’s total revenue was generated by ten customers. Credit is extended to various companies in the petroleum industry in the normal course of business. The Company generally does not require collateral. This concentration of credit risk within this industry may be affected by changes in economic or other conditions and may, accordingly, affect the overall credit risk of the Company.
Related party transactions
The Company obtained protection and indemnity insurance coverage from a mutual insurance association, whose chairman was also the Chairman of Maritrans Inc. in 2004. The related insurance expense was $2,465,000, $2,359,000 and $2,398,000 for the years ended December 31, 2004, 2003 and 2002, respectively. The Company paid amounts for legal services to a law firm, a partner of which serves on the Company’s Board of Directors. The related legal expense was $170,000, $184,000 and $569,000 for the years ended December 31, 2004, 2003 and 2002, respectively.
Fair value of financial instruments
The book value of cash, accounts and notes receivable, accounts payable, and prepaid and accrued expenses approximate the carrying value due to the short-term nature of these financial instruments. The Company believes the carrying value of long-term debt approximates the fair value based on fixed interest rates on the Company’s debt approximating market value.
Stock based compensation
In December 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (“SFAS 148”). SFAS 148 amends FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), to provide three alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In

Maritrans Inc. and Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)
addition, SFAS 148 also amends the disclosure provisions of SFAS 123 and Accounting Principles Board (“APB”) Opinion No. 28, “Interim Financial Reporting”. SFAS 148 is effective for fiscal years ending after December 15, 2002, with certain disclosure requirements effective for interim periods beginning after December 15, 2002. The Company adopted the transition provision of SFAS 148 using the prospective method beginning January 1, 2003. The prospective method requires the Company to apply the fair value based method to all employee stock awards granted, modified or settled in its consolidated statements of income beginning on the date of adoption. If the Company had adopted SFAS 148 using the prospective method on January 1, 2002, diluted earnings per share would have been lower by $0.02 for the year ended December 31, 2002.
Through December 31, 2002, the Company had elected to follow APB Opinion No. 25, “Accounting for Stock Issued to Employees and Related Interpretations” in accounting for its employee stock options. Pro forma information regarding net income and earnings per share is required by SFAS 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2003 and 2002, respectively: risk free rates of 2.9% and 4.4%; weighted average dividend yields of 3.6% and 3.4%; weighted average volatility factors of the expected market price of the Company’s common stock of 0.31 and 0.30; and a weighted average expected life of the option of seven years. The weighted average fair value of options granted in 2003 and 2002 was $3.00 and $3.12, respectively. No options were granted in 2004.
For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense under the straight-line method over the options vesting period. The Company’s pro forma information is as follows:

	2004	2003	2002

	(in thousands, except
	per share data)
Net income as reported	$9,832	$18,735	$9,514
Add: Stock based compensation included in net income, net of tax	50	32	—
Deduct: Total pro forma stock based compensation determined under the fair value method, net of tax	69	135	120

Pro forma net income	$9,813	$18,632	$9,394

Basic earnings per share as reported	$1.20	$2.35	$1.18
Pro forma basic earnings per share	$1.20	$2.34	$1.17
Diluted earnings per share as reported	$1.16	$2.22	$1.10
Pro forma diluted earnings per share	$1.16	$2.21	$1.08
Impact of Recent Accounting Pronouncements
On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Maritrans Inc. and Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)
Statement 123(R) must be adopted no later than July 1, 2005 by the Company. The Company will be adopting the provisions of SFAS 123(R) as of July 1, 2005, using the modified prospective method.
The Company adopted the fair-value-based method of accounting for share-based payments effective January 1, 2003 using the prospective method described in FASB Statement No. 148, Accounting for Stock-Based Compensation— Transition and Disclosure. Currently, the Company uses the Black-Scholes formula to estimate the value of stock options granted to employees and expects to continue using this acceptable option valuation model upon the required adoption of Statement 123(R) on July 1, 2005. Because Statement 123(R) must be applied not only to new awards but to previously granted awards that are not fully vested on the effective date, and because the Company adopted Statement 123 using the prospective method (which applied only to award granted, modified or settled after the adoption date), compensation cost for some previously granted awards that were not recognized under Statement 123 will be recognized under Statement 123(R). However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 1 to our consolidated financial statements.
2. STOCK BUYBACK
On February 9, 1999, the Board of Directors authorized a stock buyback program for the acquisition of up to one million shares of the Company’s common stock. In February 2000 and again in February 2001, the Board of Directors authorized the acquisition of an additional one million shares in the program. The total authorized shares under the program are three million. As of December 31, 2004, 2,485,442 shares were purchased under the plan. There were no shares repurchased under the program during 2004.
3. EARNINGS PER COMMON SHARE
The following data show the amounts used in computing basic and diluted earnings per share (EPS):

	2004	2003	2002

	(in thousands)
Income available to common stockholders used in basic EPS	$9,832	$18,735	$9,514

Weighted average number of common shares used in basic EPS	8,200	7,963	8,055
Effect of dilutive securities:
Stock options and restricted shares	244	464	629

Weighted number of common shares and dilutive potential common stock used in diluted EPS	8,444	8,427	8,684

The following options to purchase shares of common stock with their range of exercise prices were not included in the computation of diluted earnings per share for each period because their exercise prices were greater than the average market price of common stock during the relevant periods:

	2004	2003	2002

Number of options	—	430	18,040
Range of exercise price	$—	$14.15	$14.20

Maritrans Inc. and Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)
4. SHAREHOLDER RIGHTS PLAN
On June 26, 2002, the Board of Directors of Maritrans Inc. adopted a new Shareholder Rights Plan (the “Plan”), which became effective on August 1, 2002 and declared a dividend distribution of one Right for each outstanding share of Common Stock, $.01 par value of the Company to stockholders of record at the close of business on August 1, 2002. The Plan became effective immediately upon the expiration of the Company’s previous shareholder rights plan adopted in 1993. Under the Plan, each share of Common Stock has attached thereto a Right (a “Right”) which entitles the registered holder to purchase from the Company one one-hundredth of a share (a “Preferred Share Fraction”) of Series A Junior Participating Preferred Shares, par value $.01 per share, of the Company (“Preferred Shares”), or a combination of securities and assets of equivalent value, at a Purchase Price of $57, subject to adjustment. Each Preferred Share Fraction carries voting and dividend rights that are intended to produce the equivalent of one share of Common Stock. The Rights are not exercisable for a Preferred Share Fraction until the earlier of (each, a “Distribution Date”) (i) 10 days following a public announcement that a person or group has acquired, or obtained the right to acquire, beneficial ownership of 20 percent or more of the outstanding shares of Common Stock or (ii) the close of business on a date fixed by the Board of Directors following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20 percent or more of the outstanding shares of Common Stock.
The Rights may be exercised for Common Stock if a “Flip-in” or “Flip-over” event occurs. If a “Flip-in” event occurs and the Distribution Date has passed, the holder of each Right, with the exception of the acquirer, is entitled to purchase $114 worth of Common Stock for $57. The Rights will no longer be exercisable into Preferred Shares at that time. “Flip-in” events are events relating to 20 percent stockholders, including without limitation, a person or group acquiring 20 percent or more of the Common Stock, other than in a tender offer that, in the view of the Board of Directors, provides fair value to all of the Company’s shareholders. If a “Flip-over” event occurs, the holder of each Right is entitled to purchase $114 worth of the acquirer’s stock for $57. A “Flip-over” event occurs if the Company is acquired or merged and no outstanding shares remain or if 50 percent of the Company’s assets or earning power is sold or transferred. The Plan prohibits the Company from entering into this sort of transaction unless the acquirer agrees to comply with the “Flip-over” provisions of the Plan.
The Rights can be redeemed by the Company for $.01 per Right until up to ten days after the public announcement that someone has acquired 20 percent or more of the Company’s Common Stock (unless the redemption period is extended by the Board in its discretion). If the Rights are not redeemed or substituted by the Company, they will expire on August 1, 2012.
5. STOCK INCENTIVE PLANS
Maritrans Inc. has a stock incentive plan (the “Plan”), whereby non-employee directors, officers and other key employees may be granted stock, stock options and, in certain cases, receive cash under the Plan. Any outstanding options granted under the Plan are exercisable at a price not less than market value of the shares on the date of grant. The maximum aggregate number of shares available for issuance under the Plan was 1,750,000. The Plan provided for the automatic grant of non-qualified stock options to non-employee directors, on a formulaic biannual basis, of options to purchase shares equal to two multiplied by the aggregate number of shares distributed to such non-employee director under the Plan during the preceding calendar year. In 2003 and 2002 there were 1,635 and 3,203 shares, respectively, issued to non-employee directors. Compensation expense equal to the fair market value on the date of the grant to the directors is included in general and administrative expense

Maritrans Inc. and Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)
in the consolidated statements of income. During 2003 and 2002, there were 42,945 and 26,172 shares, respectively, of restricted stock issued under the Plan and subject to restriction provisions. The restrictions lapse in up to a three-year period from the date of grant. The weighted average fair value of the restricted stock issued during 2003 and 2002 was $12.33 and $11.45. The shares are subject to forfeiture under certain circumstances. Unearned compensation, representing the fair market value of the shares at the date of issuance, is amortized to expense on a straight-line basis over the vesting period. In April 2003, the Plan expired. Therefore there were no remaining shares or options reserved for grant as of December 31, 2003.
In May 1999, the Company adopted the Maritrans Inc. 1999 Directors’ and Key Employees Equity Compensation Plan (the “99 Plan”), which provides non-employee directors, officers and other key employees with certain rights to acquire common stock and stock options. The aggregate number of shares available for issuance under the 99 Plan is 900,000 and the shares are issued from treasury shares. Any outstanding options granted under the 99 Plan are exercisable at a price not less than market value of the shares on the date of grant. During 2004 and 2003 there were 2,283 and 1,746 shares, respectively, issued to non-employee directors. Compensation expense equal to the fair market value on the date of the grant to the directors is included in general and administrative expense in the consolidated statements of income. During 2004, 2003 and 2002, there were 105,083, 2,712 and 35,706, respectively, shares of restricted stock issued under the 99 Plan and subject to restriction provisions. The restrictions lapse in up to a five-year period from the date of grant. The weighted average fair value of the restricted stock issued during 2004, 2003 and 2002 was $15.40, $14.15 and $11.62. The shares are subject to forfeiture under certain circumstances. Unearned compensation, representing the fair market value of the shares at the date of issuance, is amortized to expense on a straight-line basis over the vesting period. At December 31, 2004 and 2003, 46,091 and 138,970 remaining shares and options within the Plan were reserved for grant, respectively.
Compensation expense for all restricted stock was $821,000, $623,000 and $715,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Maritrans Inc. and Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)
Information on stock options follows:

	Number of		Weighted Average
	Options	Exercise Price	Exercise Price

Outstanding at 12/31/01	1,096,210	$4.000-9.125	$6.04
Granted	79,131	11.450-14.200	12.08
Exercised	220,630	4.000-9.125	4.38
Cancelled or forfeited	14,697	6.000-8.850	7.47
Expired	5,023	7.938-9.125	8.19

Outstanding at 12/31/02	934,991	$5.000-14.200	$6.90

Granted	65,727	12.330-14.150	12.93
Exercised	65,580	5.000-6.000	5.40
Cancelled or forfeited	7,230	12.330	12.33
Expired	—	—	—

Outstanding at 12/31/03	927,908	$5.625-14.200	$7.39

Granted	—	—	—
Exercised	563,670	5.375-14.200	6.42
Cancelled or forfeited	12,006	6.500-12.330	11.85
Expired	—	—	—

Outstanding at 12/31/04	352,232	$5.375-14.200	$8.79

Exercisable
December 31, 2002	543,777	$5.000-9.125	$6.25
December 31, 2003	710,336	$5.375-8.550	$6.35
December 31, 2004	224,730	$5.375-14.200	$7.09
Outstanding options have an original term of up to ten years, are exercisable in installments over two to four years, and expired beginning in 2002. The weighted average remaining contractual life of the options outstanding at December 31, 2004 is 6 years.
6. INCOME TAXES
The income tax provision consists of:

	2004	2003	2002

	(in thousands)
Current:
Federal	$2,499	$2,027	$1,499
State	107	145	407
Deferred:
Federal	354	(3,045)	3,639
State	15	(216)	163

	$2,975	$(1,089)	$5,708

Maritrans Inc. and Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)
The differences between the federal statutory tax rate in 2004, 2003 and 2002 and the effective tax rates were as follows:

	2004	2003	2002

	(in thousands)
Statutory federal tax provision	$4,482	$6,176	$5,328
State income taxes, net of federal income tax benefit	195	229	492
Non-deductible items	68	67	68
Other	(1,770)	(7,561)	(180)

	$2,975	$(1,089)	$5,708

Principal items comprising deferred income tax liabilities and assets as of December 31, 2004 and 2003 are:

	2004	2003	2002

	(in thousands)
Deferred tax liabilities:
Depreciation	$37,292	$33,054	$49,432
Prepaid expenses	1,833	5,171	2,037

	39,125	38,225	51,469

Deferred tax assets:
Reserves and accruals	9,182	8,651	10,134

	9,182	8,651	10,134

Net deferred tax liabilities	$29,943	$29,574	$41,335

The Company’s effective tax rate differs from the federal statutory rate due primarily to state income taxes and certain nondeductible items.
The Company records reserves for income taxes based on the estimated amounts that it would likely have to pay based on its taxable income. The Company periodically reviews its position based on the best available information and adjusts its income tax reserve accordingly. In the third quarters of 2004 and 2003, the Company reduced its income tax reserve by $1.7 and $7.7 million, respectively. Most of this decrease resulted from the income tax effects of the restructuring of Maritrans Partners L.P. to Maritrans Inc. in 1993. Due to the non-cash nature of the reduction, there was no corresponding effect on cash flow or income from operations.

7.	RETIREMENT PLANS
Most of the shoreside employees participate in a qualified defined benefit retirement plan of Maritrans Inc. Substantially all of the seagoing supervisors who were supervisors in 1984, or who were hired as or promoted into supervisory roles between 1984 and 1998 have pension benefits under the Company’s retirement plan for that period of time. Beginning in 1999, the seagoing supervisors retirement benefits are provided through contributions to an industry-wide, multi-employer seaman’s pension plan. Upon retirement, those seagoing supervisors will be provided with retirement benefits from the Company’s plan for service periods between 1984 and 1998, and from the multi-employer seaman’s plan for other covered periods.

Maritrans Inc. and Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)
Net periodic pension cost was determined under the projected unit credit actuarial method. Pension benefits are primarily based on years of service and begin to vest after two years. Employees who are members of unions participating in Maritrans’ collective bargaining agreements are not eligible to participate in the qualified defined benefit retirement plan of Maritrans Inc. Approximately 67 percent of the Company’s employees are covered by collective bargaining agreements.
The Company uses a measurement date of December 31 for the pension plan. The following table sets forth changes in the plan’s benefit obligation, changes in plan assets and the plan’s funded status as of December 31, 2004 and 2003:

	2004	2003

	(in thousands)
Change in benefit obligation
Benefit obligation at beginning of year	$31,009	$27,466
Service cost	630	518
Interest cost	1,852	1,834
Actuarial loss	1,430	2,682
Benefits paid	(1,523)	(1,491)

Benefit obligation at end of year	$33,398	$31,009

Change in plan assets
Fair value of plan assets at beginning of year	$28,712	$25,385
Actual return on plan assets	2,773	4,818
Employer contribution	897	—
Benefits paid	(1,523)	(1,491)

Fair value of plan assets at end of year	$30,859	$28,712

Funded status	(2,539)	(2,298)
Unrecognized net actuarial gain	(1,879)	(2,440)
Unrecognized prior service cost	1,053	1,190

Accrued benefit cost	$(3,365)	$(3,548)

Information for pension plans with an accumulated benefit obligation in excess of plan benefits
Projected benefit obligation	$33,398	$31,009
Accumulated benefit obligation	$31,761	$29,733
Fair value of plan assets	$30,859	$28,712

Weighted average assumptions used to determine benefit obligations at December 31, 2004 and 2003
Discount rate	5.75%	6.00%
Rate of compensation increase	5.00%	5.00%

Maritrans Inc. and Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

	2004	2003

	(in thousands)
Weighted average assumptions used to determine net periodic benefit cost for years ended December 31, 2004 and 2003
Discount rate	6.00%	6.75%
Expected rate of return	6.75%	6.75%
Rate of compensation increase	5.00%	5.00%

Plan asset distribution, at fair value
Fixed income securities	32%	32%
Equity securities	62%	62%
Other	6%	6%

Total	100%	100%

The estimated future benefit payments, which reflect expected future service, are expected to be paid:

(in thousands)

2005	$1,534
2006	1,560
2007	1,589
2008	1,754
2009	1,936
2010-2014	$10,866
Net periodic pension cost included the following components for the years ended December 31,

	2004	2003	2002

	(in thousands)
Components of net periodic benefit pension cost
Service cost of current period	$630	$518	$505
Interest cost on projected benefit obligation	1,852	1,834	1,772
Expected return on plan assets	(1,906)	(1,664)	(2,006)
Amortization of prior service cost	138	138	138
Recognized net actuarial gain	—	—	(401)

Net periodic pension cost	$714	$826	$8

The Maritrans Inc. Retirement Plan utilized a Tactical Asset Allocation investment strategy. This strategy shifts assets between fixed income and equity investments according to where the market is perceived to be heading. The range is between 75% and 25% in either form of investment. The results are measured against a constant benchmark consisting of 65% equity and 35% fixed income. Effective February 2004, the Company changed to a Strategic Asset Allocation investment strategy that maintains a targeted allocation to the benchmark of 65% equity and 35% fixed income.
Substantially all of the shoreside employees participate in a qualified defined contribution plan. Contributions under the plan are determined annually by the Board of Directors of Maritrans Inc. and were $232,000, $230,000 and $132,000 for the years ended December 31, 2004, 2003 and 2002, respectively. The Company expects to contribute $274,000 to the retirement plan in 2005. Dividends

Maritrans Inc. and Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)
received on plan assets were $5,000 and $17,000 for the years ended December 31, 2003 and 2002, respectively. No dividends were received on plan assets during the year ended December 31, 2004. All dividends received were reinvested in the plan.
The long-term rate of return on plan assets is based on the current and expected asset allocations. Additionally, the long-term rate of return is based on historical returns, investment strategy, inflation expectations and other economic factors. The expected long-term rate of return is then applied to the market value of plan assets.
Beginning in 1999, all of the Company’s seagoing employee retirement benefits are provided through contributions to industry-wide, multi-employer seaman’s pension plans. Prior to 1999, the seagoing supervisors were included in the Company’s retirement plan as discussed above. Contributions to industry-wide, multi-employer seamen’s pension plans, which cover substantially all seagoing personnel, were approximately $1,128,000, $1,057,000 and $997,000 for the years ended December 31, 2004, 2003 and 2002, respectively. These contributions include funding for current service costs and amortization of prior service costs of the various plans over periods of 30 to 40 years. The pension trusts and union agreements provide that contributions be made at a contractually determined rate per man-day worked. Maritrans Inc. and its subsidiaries are not administrators of the multi-employer seamen’s pension plans.

8.	NOTE RECEIVABLE
In December 1999, the Company sold vessels to K-Sea Transportation LLC for total consideration of $33.5 million, which consisted of $29 million in cash and a $4.5 million subordinated note receivable maturing in December 2007. On January 14, 2004, the Company received payment of the $4.5 million note from K-Sea Transportation LLC.
In December 1999, the Company sold vessels to Vane Line Bunkering, Inc. for total consideration of $14 million, which consisted of $10 million in cash and a $4 million promissory note maturing in December 2009. On April 2, 2004, Vane repaid the remaining $2.7 million under the note.

9.	DEBT

	December 31,

Long term debt is as follows:	2004	2003
	(in thousands)
Revolving credit facility with Citizens Bank variable interest rate	$—	$23,500
Term loans, fixed monthly payments, 50% balloon payment at termination, maturity date April 2013, $21,890 and $6,193 at average fixed rates of 5.53% and 5.98%, respectively, at December 31, 2004	28,083	29,303
Term loans, fixed quarterly payments, maturity date October 2008, at average fixed rate of 5.14% at December 31, 2004	5,977	7,290
Term loans, fixed monthly payments, 55% balloon payment at termination, maturity date January 2014, at average fixed rate of 6.28% at December 31, 2004	29,069	—

	63,129	60,093
Less current portion	(3,756)	(2,533)

	$59,373	$57,560

Maritrans Inc. and Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)
In November 2001, the Company entered into a $40 million credit and security agreement (“Revolving Credit Facility”) with Citizens Bank (formerly Mellon Bank, N.A.) and a syndicate of other financial institutions (“Lenders”). Pursuant to the terms of the credit and security agreement, the Company could borrow up to $40 million under the Revolving Credit Facility. Interest is variable based on either the LIBOR rate plus an applicable margin (as defined in the Revolving Credit Facility) or the prime rate. The Revolving Credit Facility expires in January 2007. The Company has granted first preferred ship mortgages and a first security interest in some of the Company’s vessels and other collateral in connection with the Revolving Credit Facility.
In September 2003, the Company entered into additional financing agreements. The additional agreements consist of a $7.3 million loan with Lombard US Equipment Financing Corp. with a 5-year amortization that accrues interest at an average fixed rate of 5.14 percent. The additional agreements also consist of a $29.5 million loan with Fifth Third Bank with a 9.5-year amortization and a 50 percent balloon payment at the end of the term. This debt accrues interest at an average fixed rate of 5.98 percent on $6.5 million and 5.53 percent on $23.0 million, respectively. Principal payments on the $7.3 million loan were required on a quarterly basis and began in January 2004. Principal payments on the $29.5 million loan were required on a monthly basis and began in November 2003. The Company has granted first preferred ship mortgages and a first security interest in some of the vessels and other collateral to the Lenders as a guarantee of the debt.
In June 2004, the Company entered into a new $29.5 million term loan (“Term Loan”) with Fifth Third Bank. The debt has a 9.5-year amortization and a 55 percent balloon payment at the end of the term and accrues interest at a fixed rate of 6.28 percent. A portion of the proceeds of the Term Loan were used to pay down existing borrowings under the Revolving Credit Facility. Principal payments on the Term Loan are required on a monthly basis and began in August 2004. The Company has granted first preferred ship mortgages and a first security interest in the M214 and Honour to secure the new debt.
The Revolving Credit Facility, the Term Loans and the financing agreements require the Company to maintain its properties in good condition, maintain specified insurance on its properties and business, and abide by other covenants, which are customary with respect to such borrowings. The Revolving Credit Facility also requires the Company to meet certain financial covenants. The Company was in compliance with all applicable covenants at December 31, 2004.
The maturity schedule for outstanding indebtedness under existing debt agreements at December 31, 2004 is as follows:

(in thousands)

2005	$3,756
2006	3,973
2007	4,202
2008	4,445
2009	3,007
Thereafter	43,746

$63,129

Maritrans Inc. and Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)

10.	COMMITMENTS AND CONTINGENCIES
Minimum future rental payments under noncancellable operating leases at December 31, 2004 are as follows:

(in thousands)

2005	$457
2006	407
2007	422
2008	436
2009	452
Thereafter	113

$2,287

Total rent expense for all operating leases was $657,000, $574,000 and $578,000 for the years ended December 31, 2004, 2003 and 2002, respectively.
In the ordinary course of its business, claims are filed against the Company for alleged damages in connection with its operations. Management is of the opinion that the ultimate outcome of such claims at December 31, 2004 will not have a material adverse effect on the consolidated financial statements.
In July 2002, the Company received a $0.5 million litigation award and is included in other income in the consolidated statement of income.
The Company has been named in approximately 164 cases in which individuals alleged unspecified damages for exposure to asbestos and, in most of these cases, tobacco smoke. The status of many of these claims is uncertain. Although the Company believes these claims are without merit, it is impossible at this time to predict the final outcome of any such suit. Management believes that any material liability would be adequately covered by applicable insurance and would not have a material adverse effect on the Company’s financial condition and results of operations.
The Company is engaged in litigation against a competitor relating to its double-hull patent. On April 3, 2003, the Company sued Penn Maritime, Inc. in the U.S. District Court for the Middle District of Florida (Maritrans Inc. v. Penn Maritime, Inc.) for patent infringement, misappropriation of the Company’s trade secrets, and other causes of action. In addition to its claim for patent infringement, the Company claims in excess of $13.5 million in affirmative damages plus punitive damages under the Florida Trade Secrets Act and Florida common law. Penn Maritime, Inc. had counterclaimed for $7 million plus punitive damages under the Lanham Act and state unfair competition laws, asserting that Maritrans obtained its patent through fraud. On February 28, 2005, the Court granted Maritrans’ Motion for Summary Judgment dismissing all of Penn Maritime’s damage claims, leaving only its request for a Declaratory Judgment to invalidate Maritrans’ patent for trial.
In August 2003, the Company awarded a contract to rebuild its sixth large single-hull barge, the OCEAN 193, to a double-hull configuration. The rebuild is expected to have a total cost of approximately $26 million, of which $22 million is a fixed contract with the shipyard and the remainder is material to be furnished by the Company. As of December 31, 2004, $17.5 million had been paid to the shipyard contractor for the project. The Company has financed, and expects to continue the financing of, this project from a combination of internally generated funds and

Maritrans Inc. and Subsidiaries

Notes to the Consolidated Financial Statements—(Continued)
borrowings under the Company’s Revolving Credit Facility. The rebuild of the OCEAN 193 is expected to be completed in the second quarter of 2005 and return to service renamed the M 209.
In September 2004, the Company began refurbishment of the tugboat Enterprise which currently works with the barge OCEAN 193. The refurbishment is expected to have a total cost of approximately $4.5 million. The Company expects to finance this project from internally generated funds. As of December 31, 2004, $0.8 million has been paid for the project. The refurbishment of the Enterprise is expected to be completed in the second quarter of 2005.

11.	SUBSEQUENT EVENT
On February 15, 2005, Stephen A. Van Dyck announced his retirement and entered into a Confidential Transition and Retirement Agreement (the “Agreement”). As of the date of the Agreement, Mr. Van Dyck retired and resigned from all directorships and offices with the Company, including Executive Chairman of the Company’s Board of Directors. He will serve as a consultant to the Company through December 31, 2007. The Company will take a $2.4 million charge in the first quarter of 2005 related to the consulting agreement and to the acceleration of Mr. Van Dyck’s enhanced retirement benefit, which will result in additional general and administrative expenses.

12.	QUARTERLY FINANCIAL DATA (UNAUDITED)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

	(in thousands, except per share amounts)
2004
Revenues	$34,661	$36,747	$38,285	$40,025
Operating income	3,166	4,997	3,406	2,969
Net income	1,787	3,112	3,492	1,441
Basic earnings per share	$0.22	$0.38	$0.42	$0.17
Diluted earnings per share	$0.21	$0.37	$0.41	$0.17

2003
Revenues	$35,929	$36,212	$33,684	$32,380
Operating income	5,443	6,265	2,045	1,054
Net income	3,179	3,754	8,603	3,199
Basic earnings per share	$0.40	$0.47	$1.08	$0.40
Diluted earnings per share	$0.37	$0.45	$1.02	$0.38

$450,000,000
MARITRANS INC.
Common Stock
Debt Securities

        This prospectus relates to common stock and debt securities, including debt securities convertible into common stock that we, Maritrans Inc., may sell from time to time in one or more offerings. The aggregate public offering price of the securities we may sell in these offerings, including any debt securities issued with any original issue discount, will not exceed $450,000,000. This prospectus will allow us to issue securities over time. We will provide a prospectus supplement each time we issue securities, which will inform you about the specific terms of that offering and may also supplement, update or amend information contained in this document. You should read this prospectus and each applicable prospectus supplement carefully before you invest.
      Our common stock is listed on the New York Stock Exchange under the symbol “TUG”. The last reported sale price of our common stock on the New York Stock Exchange on October 12, 2005 was $29.30 per share.

      Investing in our securities involves risk. See “Risk Factors” beginning on page 4 of this prospectus. You should read carefully this document and any applicable prospectus supplement before you invest.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 14, 2005.

ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell common stock and debt securities in one or more offerings. The aggregate public offering price of the securities we sell in these offerings, including any debt securities issued with any original issue discount, will not exceed $450,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell any securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement also may add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplements together with the additional information described below under the heading “Where You Can Find More Information” before you decide whether to invest in the securities.
      You should rely only upon the information contained in, or incorporated into, this prospectus and the applicable prospectus supplements that contain specific information about the securities we are offering. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this document is accurate only as of the date on the front cover of this document. Our business, financial condition, results of operations and prospects may have changed since that date.
      Except as otherwise provided in this prospectus, unless the context otherwise requires, references in this prospectus to “we,” “us” and “our” refer to Maritrans Inc. and its subsidiaries. To understand our offering of these securities fully, you should read this entire document carefully, including particularly the “Risk Factors” section and the documents identified in the section titled “Where You Can Find More Information,” as well as the applicable prospectus supplements that contain specific information about the securities we are offering.
FORWARD-LOOKING STATEMENTS
      Certain statements in this prospectus, or incorporated by reference in this prospectus, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, including statements made with respect to present or anticipated utilization, future revenues and customer relationships, capital expenditures, future financings, and other statements regarding matters that are not historical facts, and involve predictions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, growth, performance, earnings per share or achievements to be materially different from any future results, levels of activity, growth, performance, earnings per share or achievements expressed in or implied by such forward-looking statements. In some cases you can identify forward-looking statements by terminology such as “may,” “seem,” “should,” “believe,” “future,” “potential,” “estimate,” “offer,” “opportunity,” “quality,” “growth,” “expect,” “intend,” “plan,” “focus,” “through,” “strategy,” “provide,” “meet,” “allow,” “represent,” “commitment,” “create,” “implement,” “result,” “seek,” “increase,” “establish,” “work,” “perform,” “make,” “continue,” “can,” “will,” “include,” or the negative of such terms or comparable terminology. These forward-looking statements inherently involve certain risks and uncertainties, although they are based on our current plans or assessments that are believed to be reasonable as of the date of this prospectus. The forward-looking statements are subject to a number of risks and uncertainties including those discussed herein under “Risk Factors” and include the following:

•	demand for, or level of consumption of, oil and petroleum products;

•	future spot market charter rates;

•	ability to attract and retain experienced, qualified and skilled crewmembers;

•	competition that could affect our market share and revenues;

•	risks inherent in marine transportation;

•	the cost and availability of insurance coverage;

•	delays or cost overruns in the building of new vessels, the double-hulling of our remaining single-hull vessels and scheduled shipyard maintenance;

•	decrease in demand for lightering services;

•	environmental and regulatory conditions;

•	reliance on a limited number of customers for revenue;

•	the continuation of federal law restricting United States point-to-point maritime shipping to U.S. vessels (the Jones Act);

•	asbestos related lawsuits;

•	fluctuating fuel prices;

•	high fixed costs;

•	capital expenditures required to operate and maintain a vessel may increase due to government regulations;

•	reliance on unionized labor; and

•	our employees are covered by federal laws that may subject us to job-related claims.
      Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this prospectus, the documents that we incorporate by reference in this prospectus and any applicable prospectus supplement completely and with the understanding that our actual future results may be materially different from what we expect. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus, the documents that we incorporate by reference in this prospectus and any applicable prospectus supplement. Except for our ongoing obligations to disclose material information under the federal securities laws, we are not obligated to update these forward-looking statements, even though our situation may change in the future. We qualify all of our forward-looking statements by these cautionary statements.

MARITRANS INC.
      Maritrans Inc. is a U.S. based company with a 77-year commitment to building and operating petroleum transport vessels for the U.S. domestic trade. With 16 vessels, Maritrans has the largest fleet of vessels in its size category and one of the largest serving the U.S. coastwise trade. As of October 1, 2005, our fleet consists of five oil tankers and eleven oceangoing married tug/barge units with an aggregate oil-carrying capacity of approximately 3.9 million barrels, of which 63 percent is double-hulled. Maritrans has two primary areas of focus: transporting refined products in the Gulf of Mexico to growth areas such as Florida and supplying Philadelphia area refineries with crude oil lightering from large foreign tankers.
      Our principal executive offices are located at Two Harbour Place, 302 Knights Run Avenue, Suite 1200, Tampa, Florida 33602, and our telephone number is 813-209-0600. We also maintain an office in the Philadelphia area. Our website may be accessed at www.maritrans.com. Neither the contents of our website, nor any other website that may be accessed from our website, is incorporated in or otherwise considered a part of this prospectus or any prospectus supplement.

RISK FACTORS
      Before you invest in our securities, you should be aware that there are various risks in such an investment, including those described below. You should consider carefully these risk factors together with all of the other information included in this prospectus, any prospectus supplement and the documents we have incorporated by reference in this document before purchasing our securities.

A decline in demand for, or level of consumption of, crude oil and refined petroleum products, particularly in the Atlantic Coast and Gulf Coast regions, could cause demand for our services to decline, which would decrease our revenues and profitability.
      The demand for our services is influenced by a number of factors, including:

•	the demand for refined petroleum products;

•	competition from foreign imports of refined petroleum products and alternative sources of energy, such as natural gas;

•	alternate transportation methods, including use of pipelines;

•	demands for refined petroleum product movements from the U.S. Gulf Coast refining centers to the U.S. West Coast;

•	global and regional economic and political conditions;

•	changes in seaborne and other transportation patterns, including changes in the distances that cargoes may be economically transported; and

•	environmental concerns.
      Any of these factors could adversely affect the demand for our services or the rates we are able to charge our customers. Any decrease in demand for our services or decrease in the rates we are able to charge our customers could adversely affect our business, financial condition and results of operations.
      In addition, we operate our tank vessels in the Atlantic Coast and Gulf Coast regions, markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. Movements of certain clean oil products, such as motor fuels, generally increase during the summer driving season. Movements of black oil products and certain clean oil products, such as heating oil, generally increase during the winter months. Unseasonably mild winters may result in significantly lower demand for heating oil in the northeastern United States. In addition, unpredictable weather patterns and variations in oil reserves disrupt vessel scheduling. Seasonality could materially affect our business, financial condition and results of operations in the future.

If spot market rates were to decline substantially, our revenue and results of operations could be adversely affected.
      Beginning in the second half of 2004, we shifted our deployment strategy and allocated more of our vessels to spot market charters. Vessels in the spot market are chartered in one-time open market transactions where services are provided at current market rates. As opposed to vessels under term contract charter, where rates are fixed for the life of the contract and delays in utilization are typically borne by the customer, vessels in the spot market are at risk to fluctuating rates and declining utilization levels based on the demand for Jones Act vessels. If demand for Jones Act vessels were to decrease, spot market rates would most likely decrease, which would result in a decrease in our spot market revenue. A significant decrease in our spot market revenue could adversely affect our revenues and results of operations.

We depend on attracting and retaining experienced, qualified and skilled crewmembers to operate our vessels.
      Our ability to operate our vessels depends on our ability to attract and retain experienced, qualified and skilled crewmembers. Our crewmembers have an average of approximately 20 years of industry experience, 13 years of service with us and eight years in their current position. One consequence of the length of tenure of our crewmembers is that those serving in senior positions are approaching retirement age. Given the amount of experience that our senior crewmembers must have both in the industry and on our vessels, we cannot assure you that we will be able to identify and develop qualified replacements when needed. If we are unable to identify and develop qualified replacements when needed, we may not be able to operate our vessels, which would cause a disruption to our business.

Increased competition in the markets we serve could result in reduced profitability and loss of market share for us.
      Contracts for our vessels are generally awarded on a competitive basis, and competition in the markets we serve is intense. The most important factors determining whether a contract will be awarded include:

•	availability and capability of the vessels;

•	ability to meet the customer’s schedule;

•	price;

•	safety record;

•	ability to satisfy the customer’s vetting requirements;

•	reputation, including perceived quality of the vessel; and

•	experience.
      We also face competition from refined petroleum product pipelines. Long-haul transportation of refined petroleum products is generally less costly by pipeline than by tank vessel. The construction of new pipeline segments to carry petroleum products into our markets, including pipeline segments that connect with existing pipeline systems, the expansion of existing pipelines and the conversion of existing non-refined petroleum product pipelines, could adversely affect our ability to compete in particular locations.

Marine transportation has inherent operating risks, and our insurance may not be adequate to cover our losses.
      Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

•	marine disasters;

•	bad weather;

•	mechanical failures;

•	grounding, fire, explosions and collisions;

•	human error; and

•	war and terrorism.
      All of these hazards can result in death or injury to persons, loss of property, environmental damages, delays or rerouting. We carry insurance to protect against most of the accident-related risks involved in the conduct of our business. Nonetheless, risks may arise against which we are not adequately insured. For example, a catastrophic spill could exceed our insurance coverage and have a material adverse effect on our operations. Similarly, a terrorist attack on one or more of our vessels could have a material adverse effect on our financial condition, results of operations or cash flows. Although we currently maintain the maximum War Risk and Terrorism liability insurance coverage that is available through The West of England Ship Owners

Mutual Insurance Association (Luxembourg), if an incident was deemed to be a terrorist attack, the maximum coverage would be $500,000,000 per incident plus any hull value, which could prove to be insufficient. In addition, we may not be able to procure adequate insurance coverage at commercially reasonable rates in the future, and we cannot guarantee that any particular claim will be paid. In the past, new and stricter environmental regulations have led to higher costs for insurance covering environmental damage or pollution, and new regulations could lead to similar increases or even make this type of insurance unavailable. Changes in the insurance markets attributable to terrorist attacks may make certain types of insurance more difficult for us to obtain. Moreover, the insurance that may be available to us may be significantly more expensive than our existing insurance coverage. Instability in the financial markets as a result of terrorism or war could also affect our ability to raise capital. Furthermore, even if insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss.
      We do not carry loss-of-hire insurance, which covers the loss of revenue during extended vessel off-hire periods, such as for unscheduled shipyard maintenance due to damage to the vessel from accidents. Accordingly, any loss of a vessel or extended vessel off-hire, due to accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition.

Delays or cost overruns in building new vessels, the double-hulling of our remaining single-hulled barges or in the scheduled shipyard maintenance of our other barges could adversely affect our results of operations.
      In order to comply with the provisions of the Oil Pollution Act of 1990, which we refer to as OPA, we are required to rebuild or retire our existing single-hulled barges by 2015, or earlier depending on vessel size and age. To date, we have successfully rebuilt six of our single-hulled barges to a double-hull design configuration, which complies with OPA, using our patented double-hulling process. During July 2005, we awarded contracts to rebuild two of our remaining three single-hull barges to double-hull configurations. In addition, two of our barges were originally constructed with double hulls. As of October 1, 2005, approximately 63 percent of our fleet capacity is double-hulled. In addition, each of our vessels undergoes scheduled, and on occasion unscheduled, shipyard maintenance. Each of our barges represents approximately 5 to 7 percent of our total fleet capacity, which will be removed from revenue generating service during the double-hulling or shipyard maintenance of that vessel. In each of December 2005, July 2006 and July 2008, a single-hulled tanker will reach the OPA-mandated retirement date and will no longer be able to transport petroleum products. The timing of when we take a barge or tanker out of service for double-hulling or shipyard maintenance is determined by a number of factors, including regulatory deadlines, market conditions, shipyard pricing, shipyard availability and customer requirements.
      Building new vessels, rebuilding our existing single-hulled barges and scheduled shipyard maintenance of our other barges may be subject to the risks of delay or cost overruns caused by one or more of the following:

•	unforeseen quality or engineering problems;

•	work stoppages;

•	weather interference;

•	unanticipated cost increases;

•	delays in receipt of necessary materials or equipment; and

•	inability to obtain the requisite permits, approvals or certifications from the U.S. Coast Guard and the American Bureau of Shipping upon completion of work.
      Significant delays and cost overruns could materially increase our expected contract commitments, which would have an adverse effect on our revenues, borrowing capacity and results of operations. Furthermore, delays would result in vessels being out-of-service for extended periods of time, and therefore not earning any revenue, which could have a material adverse effect on our revenues, financial condition and results of operations.

A decrease in the demand for our lightering services resulting from the deepening of the Delaware River or conditions affecting the Delaware Bay refineries could adversely affect our business and results of operations.
      We perform lightering services for inbound tankers carrying crude oil or petroleum products up the Delaware River to refineries in the Delaware Bay. Legislation approved by the U.S. Congress in 1992 authorized the U.S. Army Corps of Engineers to deepen the Delaware River between the river’s mouth and Philadelphia. If this project is funded and completed, and if refineries dredged their private channels, it would significantly reduce our lightering business by allowing arriving ships to proceed up the river with larger loads. In addition, our lightering business would be adversely affected if any of the Delaware Bay refineries were shut down or scaled back their operations in any material respect. The reduction of lightering revenues resulting from a completed channel deepening project or conditions affecting the Delaware Bay refineries may have an adverse affect on our business and results of operations.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.
      Increasingly stringent federal, state and local laws and regulations governing worker health and safety and the manning, construction and operation of vessels significantly affect our operations. Many aspects of the marine industry are subject to extensive governmental regulation by the U.S. Coast Guard, the National Transportation Safety Board, the U.S. Customs Service and the U.S. Maritime Administration and to regulation by private industry organizations such as the American Bureau of Shipping. The U.S. Coast Guard and the National Transportation Safety Board set safety standards and are authorized to investigate vessel accidents and recommend improved safety standards. The U.S. Coast Guard is authorized to inspect vessels at will.
      Our operations are also subject to federal, state, local and international laws and regulations that control the discharge of pollutants into the environment or otherwise relate to environmental protection. Compliance with such laws, regulations and standards may require installation of costly equipment or operational changes. Failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Some environmental laws impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. Additionally, an oil spill could result in significant liability, including fines, penalties, criminal liability and costs for natural resource damages. The potential for these releases could increase as we increase our fleet capacity. Most states bordering on a navigable waterway have enacted legislation providing for potentially unlimited liability for the discharge of pollutants within their waters.

We rely on a limited number of customers for a significant portion of our revenues. The loss of any of these customers could adversely affect our business and operating results.
      The portion of our revenues attributable to any single customer changes over time, depending on the level of relevant activity by the customer, our ability to meet the customer’s needs and other factors, many of which are beyond our control. In 2004, approximately 90% of our revenue was generated from 10 customers. Contracts with Sunoco, Inc., ChevronTexaco and TransMontaigne accounted for approximately 20%, 14% and 13%, respectively, of our 2004 revenue. If we were to lose any of these customers or if any of these customers significantly reduced its use of our services, our business and operating results could be adversely affected.

Our business would be adversely affected if we failed to comply with the Jones Act provisions on coastwise trade, or if these provisions were repealed and if changes in international trade agreements were to occur.
      We are subject to the Jones Act and other federal laws that restrict maritime transportation between points in the United States (known as marine cabotage services or coastwise trade) to vessels built and registered in the U.S. and owned and manned by U.S. citizens. We are responsible for monitoring the ownership of our common stock and other partnership interests to insure compliance with the Jones Act. If we do not comply with these restrictions, we would be prohibited from operating our vessels in U.S. coastwise trade, and under certain circumstances we would be deemed to have undertaken an unapproved foreign transfer, resulting in severe penalties, including permanent loss of U.S. coastwise trading rights for our vessels, fines or forfeiture of the vessels.
      Additionally, the Jones Act restrictions on the provision of maritime cabotage services are subject to exceptions under certain international trade agreements, including the General Agreement on Trade in Services and the North American Free Trade Agreement. If maritime cabotage services were included in the General Agreement on Trade in Services, the North American Free Trade Agreement or other international trade agreements, or if the restrictions contained in the Jones Act were otherwise repealed or altered, the transportation of maritime cargo between U.S. ports could be opened to foreign-flag or foreign-manufactured vessels. On two occasions during 2005, the U.S. Secretary of Homeland Security, at the direction of the President of the United States, issued limited waivers of the Jones Act for the transportation of petroleum and petroleum products in light of the extraordinary circumstances created by Hurricane Katrina and Hurricane Rita on Gulf Coast refineries and petroleum product pipelines. During the past several years, interest groups have lobbied Congress to repeal the Jones Act to facilitate foreign flag competition for trades and cargoes currently reserved for U.S.-flag vessels under the Jones Act and cargo preference laws. We believe that continued efforts will be made to modify or repeal the Jones Act and cargo preference laws currently benefiting U.S.-flag vessels. Because foreign vessels may have lower construction costs, wage rates and operating costs, this could significantly increase competition in the coastwise trade, which could have a material adverse effect on our business, results of operations and financial condition.

We are a defendant in numerous asbestos-related lawsuits.
      We are a defendant in numerous lawsuits filed alleging unspecified damages for exposure to asbestos and, in most of these cases, tobacco smoke. Additional litigation relating to these matters may be commenced in the future. The status of many of these claims is uncertain and it is not possible to predict or determine the ultimate outcome of all pending and any subsequently filed claims. Although we believe that any material liability would be adequately covered by our existing insurance, it is possible that an adverse outcome, whether individually or in the aggregate, could have an adverse effect on our business, financial condition and results of operations.

An increase in the price of fuel may adversely affect our business and results of operations.
      The cost of fuel used to power our vessels is a significant component of our operating expenses. Economic and political factors can affect fuel prices. We have recently experienced significant increases in the cost of fuel we purchase to be used in our operations. We have been able to pass a portion of these increases on to our customers pursuant to the terms of our charters. However, because of the competitive nature of our industry, there can be no assurances that we will be able to pass on current or any future increases in fuel prices. If fuel prices continue to increase and we are not able to pass such increases on to our customers, then our business and results of operations may be adversely affected.

We have high levels of fixed costs that will be incurred regardless of our level of business activity.
      Our business has high fixed costs, including crew costs, routine maintenance costs, insurance and other costs that continue even if our vessels have out-of-service time, and downtime or low productivity due to reduced demand, weather interruptions or other causes can have a significant negative effect on our operating results and financial condition.

Capital expenditures and other costs necessary to operate and maintain a vessel may increase due to changes in governmental regulations and safety or other equipment standards.
      Changes in governmental regulations and safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make additional expenditures. For example, we may be required to make significant expenditures for alterations or the addition of new equipment to satisfy requirements of the U.S. Coast Guard and the American Bureau of Shipping. In addition, we may be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues, in order to make such alterations or to add such equipment.
      In order to fund these capital expenditures, we will utilize internally generated funds, incur borrowings or raise capital through the sale of debt or equity securities. Our ability to access the capital markets for future offerings may be limited by our financial condition at the time as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures could limit our ability to continue to operate some of our vessels and could have a material adverse effect on our business and on our ability to make distributions to stockholders.

We depend on unionized labor for the provisions of our services and we may not be able to negotiate collective bargaining agreements on terms favorable to us. Any work stoppages could disrupt our business.
      Our operations are heavily dependent on unionized labor and we have collective bargaining agreements with two different unions. Maintenance of satisfactory labor relations is important to our operations. At September 30, 2005, 100% of our seagoing employees were affiliated with maritime unions, approximately 67% of whom were subject to collective bargaining agreements and approximately 33% of whom were in the union for benefits only. We have recently entered into a tug/barge supplement to the collective bargaining agreement, which expires March 31, 2008, and which will result in an increase in crew expenses during the remainder of 2005. The tankers supplement to the collective bargaining agreement with unlicensed personnel expires on May 31, 2006, and the collective bargaining agreement with licensed non-supervisory seagoing employees expires on October 8, 2007. There is no assurance that we will be able to negotiate new collective bargaining agreements on terms favorable to us upon expiration of the current agreements. If we are not able to negotiate favorable terms, we may be at a competitive disadvantage. A protracted strike or similar action by a union could have a material adverse effect on our results of operations or financial condition.

Our seagoing employees are covered by federal laws that may subject us to job-related claims in addition to those provided by state laws.
      All of our seagoing employees are covered by provisions of the Jones Act and general maritime law. These laws typically operate to make liability limits established by state workers’ compensation laws inapplicable to these employees and to permit these employees and their representatives to pursue actions against employers for job-related injuries in federal courts. Because we are not generally protected by the limits imposed by state workers’ compensation statutes, we have greater exposure for claims made by these employees as compared to employers whose employees are not covered by these provisions.
USE OF PROCEEDS
      We will use the net proceeds from the sale of the securities for general business purposes, including debt repayment, future acquisitions, capital expenditures and working capital. Pending the application of the net proceeds, we may invest the proceeds in short-term interest-bearing instruments or other investment grade securities. We will describe the use of the proceeds for any particular offering of securities in the applicable prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES
      Our ratio of earnings to fixed charges for the periods indicated below were as follows:

	Six Months
	Ended
	June 30,	Year Ended December 31,

	2005	2004	2003	2002	2001	2000

Ratio of earnings to fixed charges	9.57	4.42	6.99	6.03	3.44	2.07
      The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For the purpose of this computation, earnings have been calculated by adding pre-tax income from continuing operations, fixed charges and amortized capitalized interest. Fixed charges consist of interest cost, whether expensed or capitalized and amortized debt expenses.
DESCRIPTION OF DEBT SECURITIES
      This prospectus describes the general terms and provisions of the debt securities we may offer and sell by this prospectus. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a prospectus supplement. We will also indicate in the prospectus supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.
      We may offer under this prospectus up to $450,000,000 in aggregate principal amount of debt securities, or if debt securities are issued at a discount, or in a foreign currency or composite currency, such principal amount as may be sold for an initial public offering price of up to $450,000,000. We may offer debt securities in the form of either senior debt securities or subordinated debt securities. The senior debt securities and the subordinated debt securities are together referred to in this prospectus as the “debt securities.” Unless otherwise specified in a prospectus supplement, the senior debt securities will be our direct, unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness. The subordinated debt securities generally will be entitled to payment only after payment of our senior debt.
      The debt securities will be issued under an indenture between us and a trustee, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. We have summarized the general features of the debt securities to be governed by the indenture. The summary is not complete. The executed indenture will be incorporated by reference from a current report on Form 8-K. We encourage you to read the indenture, because the indenture, and not this summary, will govern your rights as a holder of debt securities. Capitalized terms used in this summary will have the meanings specified in the indenture. References to “we,” “us” and “our” in this section, unless the context otherwise requires or as otherwise expressly stated, refer to Maritrans Inc., excluding its subsidiaries.
General
      The terms of each series of debt securities will be established by or pursuant to a resolution of our board of directors, or a committee thereof, and set forth or determined in the manner provided in an officers’ certificate or by a supplemental indenture. The particular terms of each series of debt securities will be described in a prospectus supplement relating to such series, including any pricing supplement.
      We may issue an unlimited amount of debt securities under the indenture, and the debt securities may be in one or more series with the same or various maturities, at par, at a premium or at a discount. Except as set forth in any prospectus supplement, we will also have the right to “reopen” a previous series of debt securities by issuing additional debt securities of such series without the consent of the holders of debt securities of the series being reopened or any other series. Any additional debt securities of the series being reopened will have the same ranking, interest rate, maturity and other terms as the previously issued debt securities of that series. These additional debt securities, together with the previously issued debt securities of that series, will constitute a single series of debt securities under the terms of the applicable indenture.

      We will set forth in a prospectus supplement, including any pricing supplement, relating to any series of debt securities being offered, the aggregate principal amount and other terms of the debt securities, which will include some or all of the following:

•	the form (including whether the debt securities will be issued in global or certificated form) and title of the debt securities;

•	the price or prices (expressed as a percentage of the principal amount) at which we will sell the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates on which we will pay the principal on the debt securities;

•	the rate or rates (which may be fixed or variable) per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest;

•	the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date;

•	the place or places where principal of, and premium and interest on, the debt securities will be payable;

•	the terms and conditions upon which we may redeem the debt securities;

•	any obligation we have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities;

•	the dates on which and the price or prices at which we will repurchase debt securities at the option of the holders of debt securities and other detailed terms and provisions of these repurchase obligations;

•	the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

•	the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

•	the currency of denomination of the debt securities;

•	any provisions relating to any security provided for the debt securities;

•	any addition to or change in the events of default described in this prospectus or in the indenture with respect to the debt securities and any change in the acceleration provisions described in this prospectus or in the indenture with respect to the debt securities;

•	any addition to or change in the covenants described in this prospectus or in the indenture with respect to the debt securities;

•	any conversion provisions, including the security into which the debt securities are convertible, the conversion price, the conversion period, provisions as to whether conversion will be mandatory, at the option of the holder or at our option, the events requiring an adjustment of the conversion price and provisions affecting conversion if such series of debt securities are redeemed;

•	whether the debt securities will be senior debt securities or subordinated debt securities and, if applicable, a description of the subordination terms thereof;

•	any depositories, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities; and

•	any other terms of the debt securities, which may modify, delete, supplement or add to any provision of the indenture as it applies to that series.

      We will provide you with information on the federal income tax considerations and other special considerations applicable to any of these debt securities in the applicable prospectus supplement.
      If we denominate the purchase price of any of the debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of, and premium and interest on, any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will provide you with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of debt securities and such foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.
Transfer and Exchange
      Each debt security will be represented by either one or more global securities registered in the name of The Depositary Trust Company, as Depositary, or a nominee (we will refer to any debt security represented by a global debt security as a “book-entry debt security”), or a certificate issued in definitive registered form (we will refer to any debt security represented by a certificated security as a “certificated debt security”) as set forth in the applicable prospectus supplement.
      You may transfer or exchange certificated debt securities at any office we maintain for this purpose in accordance with the terms of the indenture. No service charge will be made for any transfer or exchange of certificated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.
      You may effect the transfer of certificated debt securities and the right to receive the principal of, and any premium and interest on, certificated debt securities only by surrendering the certificate representing those certificated debt securities and either reissuance by us or the trustee of the certificate to the new holder or the issuance by us or the trustee of a new certificate to the new holder.
No Protection in the Event of a Change of Control
      Unless we state otherwise in the applicable prospectus supplement, the debt securities will not contain any provisions which may afford holders of the debt securities protection in the event we have a change in control or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control) which could adversely affect holders of debt securities.
Covenants
      We will set forth in the applicable prospectus supplement any restrictive covenants applicable to any issue of debt securities.
Consolidation, Merger and Sale of Assets
      We may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, any person, which we refer to as a successor person, unless:

•	we are the surviving corporation or the successor person (if other than us) is organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes our obligations on the debt securities and under the indenture;

•	immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time, or both, would become an event of default, shall have occurred and be continuing under the indenture; and

•	certain other conditions are met, including any additional conditions described in the applicable prospectus supplement.

Events of Default
      Event of default means, with respect to any series of debt securities, any of the following:

•	default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of that default for a period of 30 days (unless the entire amount of the payment is deposited by us with the trustee or with a paying agent prior to the expiration of the 30-day period);

•	default in the payment of principal of or premium on any debt security of that series when due and payable;

•	default in the performance or breach of any other covenant or warranty by us in the indenture (other than a covenant or warranty that has been included in the indenture solely for the benefit of a series of debt securities other than that series), which default continues uncured for a period of 90 days after we receive written notice from the trustee or we and the trustee receive written notice from the holders of not less than a majority in principal amount of the outstanding debt securities of that series as provided in the indenture;

•	certain events of bankruptcy, insolvency or reorganization of our company; and

•	any other event of default provided with respect to debt securities of that series that is described in the applicable prospectus supplement.
      No event of default with respect to a particular series of debt securities (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an event of default with respect to any other series of debt securities. The occurrence of an event of default may constitute an event of default under our bank credit agreements in existence from time to time. In addition, the occurrence of certain events of default or an acceleration under the indenture may constitute an event of default under certain of our other indebtedness outstanding from time to time.
      If an event of default with respect to debt securities of any series at the time outstanding occurs and is continuing, then the trustee or the holders of not less than a majority in principal amount of the outstanding debt securities of that series may, by a notice in writing to us (and to the trustee if given by the holders), declare to be due and payable immediately the principal (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) of, and accrued and unpaid interest, if any, on all debt securities of that series. In the case of an event of default resulting from certain events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) of and accrued and unpaid interest, if any, on all outstanding debt securities will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of outstanding debt securities. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of the outstanding debt securities of that series may rescind and annul the acceleration if all events of default, other than the non-payment of accelerated principal and interest, if any, with respect to debt securities of that series, have been cured or waived as provided in the indenture. We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of such discount securities upon the occurrence of an event of default.
      The indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

      No holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

•	that holder has previously given to the trustee written notice of a continuing event of default with respect to debt securities of that series; and

•	the holders of at least a majority in principal amount of the outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute the proceeding as trustee, and the trustee has not received from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days.
      Notwithstanding the foregoing, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of, and any premium and interest on, that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of payment.
      If any securities are outstanding under the indenture, the indenture requires us, within 120 days after the end of our fiscal year, to furnish to the trustee a statement as to compliance with the indenture. The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any default or event of default (except in payment on any debt securities of that series) with respect to debt securities of that series if it in good faith determines that withholding notice is in the interest of the holders of those debt securities.
Modification and Waiver
      We may modify and amend the indenture with the consent of the holders of at least a majority in principal amount of the outstanding debt securities of each series affected by the modifications or amendments. We may not make any modification or amendment without the consent of the holders of each affected debt security then outstanding if that amendment will:

•	reduce the amount of debt securities whose holders must consent to an amendment or waiver;

•	reduce the rate of or extend the time for payment of interest (including default interest) on any debt security;

•	reduce the principal of, or premium on, or change the fixed maturity of, any debt security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation with respect to any series of debt securities;

•	reduce the principal amount of discount securities payable upon acceleration of maturity;

•	waive a default in the payment of the principal of, or premium or interest on, any debt security (except a rescission of acceleration of the debt securities of any series by the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of that series and a waiver of the payment default that resulted from such acceleration);

•	make the principal of, or premium or interest on, any debt security payable in currency other than that stated in the debt security;

•	make any change to certain provisions of the indenture relating to, among other things, the right of holders of debt securities to receive payment of the principal of, and premium and interest on, those debt securities and to institute suit for the enforcement of any such payment and to waivers or amendments; or

•	waive a redemption payment with respect to any debt security.
      Except for certain specified provisions, the holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive our compliance with provisions of the indenture. The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all the debt securities of such series waive any past default under the indenture with respect to that series and its consequences, except a default in the payment of the principal of, or any premium or interest on, any debt security of that series or in respect of a covenant or provision, which cannot be modified or amended without the consent of the holder of each outstanding debt security of the series affected; provided, however, that the holders of a majority in principal amount of the outstanding debt securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from the acceleration.
Discharging Our Obligations
      We may choose to either discharge our obligations on the debt securities of any series in a legal defeasance, or to release ourselves from our covenant restrictions on the debt securities of any series in a covenant defeasance. We may do so at any time after we deposit with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If we choose the legal defeasance option, the holders of the debt securities of the series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities, replacement of lost, stolen, destroyed or mutilated debt securities, conversion or exchange of debt securities, sinking fund payments and receipt of principal and interest on the original stated due dates or specified redemption dates.
      We may discharge our obligations under the indenture or release ourselves from covenant restrictions only if, in addition to making the deposit with the trustee, we meet some specific requirements. Among other things:

•	we must deliver an opinion of our legal counsel that the discharge will not result in holders having to recognize taxable income or loss or subject them to different tax treatment. In the case of legal defeasance, this opinion must be based on either an IRS letter ruling or change in federal tax law;

•	we may not have a default on the debt securities discharged on the date of deposit;

•	the discharge may not violate any of our agreements; and

•	the discharge may not result in our becoming an investment company in violation of the Investment Company Act of 1940.
Governing Law
      The indenture and the debt securities will be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to conflict of law principles that would result in the application of any law other than the laws of the State of New York.
DESCRIPTION OF CAPITAL STOCK
      Our authorized capital stock consists of:

•	30,000,000 shares of common stock, par value $0.01 per share; and

•	5,000,000 shares of preferred stock, par value $0.01 per share, of which 500,000 shares are designated as Series A Junior Participating Preferred Stock.
      The only equity securities currently outstanding are shares of common stock. As of September 1, 2005, there were 8,536,104 shares of common stock issued and outstanding.
      We currently have equity compensation plans which authorize the granting of options to purchase up to 1,200,000 shares of our common stock to selected individuals. As of September 1, 2005, there were 183,172 shares of our common stock issuable upon the exercise of options granted under the plans.
Common Stock
      Each holder of our common stock is entitled to one vote per share on all matters to be voted upon by our stockholders. There are no cumulative voting rights with respect to the election of directors. Upon any liquidation, dissolution or winding up of our business, the holders of our common stock are entitled to share equally in all assets available for distribution after payment of all liabilities, subject to the liquidation preference of shares of preferred stock, if any, then outstanding. Our common stock has no preemptive or conversion rights. Our common stock is listed on the New York Stock Exchange under the symbol “TUG”.
Preferred Stock
      Pursuant to our certificate of incorporation, our board of directors may, by resolution and without further action or vote by our stockholders, provide for the issuance of up to 5,000,000 shares of preferred stock from time to time in one or more series having such voting powers, and such designations, preferences, and relative, participating, optional, or other special rights and qualifications, limitations, or restrictions thereof, as the board of directors may determine.
      The issuance of preferred stock may have the effect of delaying or preventing a change in control of us without further action by our stockholders. The issuance of shares of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock.
Rights Agreement and Series A Junior Participating Preferred Stock
      Pursuant to our stockholder rights plan, current or future holders of our common stock have the right to purchase a fraction of a share of our Series A Junior Participating Preferred Stock for each outstanding share of common stock held by them. Upon the occurrence of certain events, each right would entitle the holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $57 per share, subject to adjustment. The rights are exercisable in certain circumstances, such as when a person or group acquires 20% or more of our common stock or if the holder of 20% or more of our common stock engages in certain transactions with us. In the latter case, the right to purchase Series A Junior Participating Preferred Stock would be exercisable by each holder, but not the acquiring person, to purchase shares of our common stock at a substantial discount from the market price. Additionally, pursuant to our stockholder rights plan, if, after the date that a person has become the holder of 20% or more of our common stock, any person or group merges with us or engages in certain other transactions with us, each holder of a right, other than the acquirer, will have the right to purchase common stock of the surviving corporation at a substantial discount from the market price. These rights are subject to redemption by us in certain circumstances. These rights have no voting or dividend rights and, until exercisable, cannot trade separately from our common stock and have no dilutive effect on our earnings. This plan expires on August 1, 2012.
Foreign Ownership
      The Jones Act, a federal law, restricts United States port-to-port maritime transportation to U.S. registered vessels owned by U.S. citizens. For purposes of the Jones Act requirements, no corporation is deemed a U.S. citizen unless, among other things, no more than 25% of any class of its voting securities are owned by non-U.S. citizens.
      Our certificate of incorporation contains provisions that limit foreign ownership of our capital stock. Those provisions protect our ability to register our vessels under federal law and to operate our vessels in U.S. coastwise domestic shipping. In order to enjoy the benefits of U.S. registry and U.S. coastwise domestic shipping, we must maintain “United States citizenship” as defined in the Jones Act, as amended. Under regulations promulgated under the Jones Act, a person who qualifies as a U.S. citizen includes a corporation organized under the laws of the United States or any of its States, the president or chief executive officer and chairman of the board of directors of such corporation are each a U.S. citizen, the majority of a quorum of the board of directors is composed of U.S. citizens and the controlling interest of the corporation is owned by U.S. citizens provided that the interest owned and controlled by U.S. citizens shall be not less than 75% in the event of direct or indirect ownership by the corporation of a vessel engaging in the coastwise trade. Under the provisions of our certificate of incorporation, (i) any transfer, or attempted or purported transfer, of any shares of capital stock which would result in the ownership or control by one or more persons who is not a U.S. citizen for purposes of United States coastwise domestic shipping (as defined in the Jones Act, as amended), or an aggregate percentage of the shares of capital stock in excess of a fixed percentage which is equal to 5% less than the percentage that would prevent us from being a U.S. citizen (currently 25%) for purposes of engaging in U.S. coastwise domestic shipping and will, until such excess no longer exists, be void and ineffective, and (ii) if at any time ownership of our common stock (either of record or beneficial) by persons other than U.S. citizens exceeds the fixed percentage, we may withhold payments of dividends on such shares deemed to be in excess of the fixed percentage, may suspend voting rights of such shares and may repurchase such shares.
      Certificates representing our common stock may bear legends concerning the restrictions on ownership by persons other than U.S. citizens. In addition, our board of directors is authorized to adopt by-law provisions (i) requiring, as a condition precedent to the transfer of shares of record, representations and other proof as to the identity of existing or prospective stockholders, and (ii) establishing and maintaining a dual stock certificate system under which different forms of certificates may be used to indicate whether or not the owner thereof is a U.S. citizen.
Dividends
      Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled ratably to receive dividends, if any, declared by our board of directors out of funds legally available for the payment of dividends. The dividend policy is determined at the discretion of our board of directors. While dividends have been made quarterly in each of the last two years, there can be no assurance that the dividend will continue.
Anti-Takeover Provisions
      Our board of directors is divided into three classes serving staggered three-year terms. Directors can be removed from office only for cause and only by the affirmative vote of the holders of 75% of the then-outstanding shares of capital stock entitled to vote generally in the election of directors. Our certificate of incorporation also provides that action required or permitted to be taken by our stockholders may only be effected at an annual or special meeting of stockholders and prohibits stockholder action by less than unanimous written consent in lieu of meeting. Our stockholders are not permitted to call a special meeting or to require that the board of directors call a special meeting of stockholders.
      Our By-laws establish an advance notice procedure for the nomination of candidates for election as directors, other than by or at the direction of the board of directors, as well as for other stockholder proposals to be considered at annual meetings of stockholders.
Anti-Takeover Effects of Delaware Law
      We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Under Section 203, we would generally be prohibited from engaging in any business combination with any interested stockholder for a period of three years following the time that this stockholder became an interested stockholder unless:

•	prior to this time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

      Under Section 203, a “business combination” includes:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation involving the interested stockholders;

•	any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, subject to limited exceptions;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
      In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of a corporation and any entity or person affiliated with or controlling or controlled by such entity or person.
PLAN OF DISTRIBUTION
      We may sell the securities described in this prospectus from time to time in one or more transactions:

•	to purchasers directly;

•	through underwriters;

•	through agents;

•	through dealers; or

•	through a combination of any of the foregoing methods of sale.
      We may distribute the securities from time to time in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	market prices prevailing at the time of sale;

•	prices related to such prevailing market prices; or

•	negotiated prices.
      We, or agents designated by us, may directly solicit, from time to time, offers to purchase the securities. Any such agent may be deemed to be an underwriter as that term is defined in the Securities Act of 1933, as amended. We will name the agents involved in the offer or sale of the securities and describe any commissions payable by us to these agents in the applicable prospectus supplement. Unless otherwise indicated in the prospectus supplement, these agents will be acting on a best efforts basis for the period of their appointment. The agents may be entitled under agreements which may be entered into with us to indemnification by us against specific civil liabilities, including liabilities under the Securities Act.
      If any underwriters are utilized in the sale of the securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement with those underwriters at the time of sale to them. The names of these underwriters and the terms of the transaction will be set forth in the applicable prospectus supplement, which will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public. The underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent. Unless otherwise provided in a prospectus supplement, the obligations of any underwriters to purchase securities or any series of securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such securities if any are purchased. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by us against specific liabilities, including liabilities under the Securities Act.

      If we utilize a dealer in the sale of the securities in respect of which this prospectus is delivered, we will sell those securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale. Dealers we utilize may be entitled to indemnification by us against specific liabilities, including liabilities under the Securities Act.
      If we so specify in the applicable prospectus supplement, we will authorize underwriters, dealers and agents to solicit offers by certain institutions to purchase securities pursuant to contracts providing for payment and delivery on future dates. Such contracts will be subject to only those conditions set forth in the applicable prospectus supplement.
      The underwriters, dealers and agents will not be responsible for the validity or performance of the contracts. We will set forth in the prospectus supplement relating to the contracts the price to be paid for the securities, the commissions payable for the solicitation of the contracts and the date in the future for the delivery of the securities.
      The place and time of delivery for the securities in respect of which this prospectus is delivered will be set forth in the applicable prospectus supplement. Any agents, underwriters or dealers may also be our customers or may engage in transactions with, or perform services for us in the ordinary course of business, for which they will receive customary fees.
WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also obtain our SEC filings from the SEC’s website at http://www.sec.gov.
      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. Statements made in this prospectus as to the contents of any contract, agreement or other documents are not necessarily complete, and, in each instance, we refer you to a copy of such document filed as an exhibit to the registration statement, of which this prospectus is a part, or otherwise filed with the SEC. The information incorporated by reference is considered to be part of this prospectus. When we file information with the SEC in the future, that information will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities covered by this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005 and June 30, 2005;

•	our Current Reports on Form 8-K filed on February 15, 2005, May 2, 2005, May 4, 2005, August 1, 2005 (Items 8.01 and 9.01), September 2, 2005, September 6, 2005, September 28, 2005 and October 13, 2005; and

•	the description of our common stock contained in the registration statement on Form 8-A filed under the Exchange Act on May 12, 1993, including any amendment or report filed for the purpose of updating such description.
      You may request a copy of these filings, at no cost, by writing or telephoning us at:
Maritrans Inc.
Two Harbour Place
302 Knights Run Avenue
Suite 1200
Tampa, Florida 33602
Telephone: 813-209-0600
Attention: Investor Relations

LEGAL MATTERS
      The validity of the securities that may be offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania.
EXPERTS
      The consolidated financial statements of Maritrans Inc. incorporated by reference in Maritrans Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2004 (including schedule appearing therein), and Maritrans Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 incorporated by reference therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment is incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

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